

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A
REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

TRIM HOLDING CORPORATION
(Exact name of issuer as specified in its charter)

NEVADA
(State or other jurisdiction of incorporation or organization)

330 Rayford Rd., No. 124
Spring, Texas 77386
(281) 419-9277
(Address, including zip code, and telephone number,
including area code of issuer's principal executive office)

Circletex Corp,
300 Center Avenue, Suite 202
Bay City, MI 48708
(989) 891-0500, Ext. 111
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

3634
(Primary Standard Industrial Classification Code Number)

20-5272496
(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

Part I -- Notification

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

a. the issuer's directors;

Mr. Ronald James Abercrombie, Director
Business Address:
330 Rayford Rd., No. 124,
Spring, TX 77386

Residential Address:
8524 North Hwy. 6, No. 265,
Houston, TX 77095

Ms. Kara Abercrombie, Director
Business Address:
330 Rayford Rd., No. 124,
Spring, TX 77386

Residential Address:
17417 Red Oak Dr., No. 113,
Houston, TX 77090

b. the issuer's officers;

Mr. Ronald James Abercrombie, President and Chief Executive Officer
Business Address:
330 Rayford Rd., No. 124,
Spring, TX 77386

Residential Address:
8524 North Hwy. 6, No. 265,
Houston, TX 77095

Ms. Kara Abercrombie, Secretary and Treasurer
Business Address:
330 Rayford Rd., No. 124,
Spring, TX 77386

Residential Address:
17417 Red Oak Dr., No. 113,
Houston, TX 77090

c. issuer's general partner

Not Applicable

d. record owners of 5 percent or more of any class of the issuer's securities:

As of this date, Allkey U.K. LTD, owns One Hundred Million (100,000,000) shares of common stock of the Company (37.0% of the total issued and outstanding) along with

Thirty Million (30,000,000) shares of preferred stock of the Company 11.1% of the total issued and outstanding).

As of this date, Genius Technology U.K. LTD, owns One Hundred Million (100,000,000) shares of common stock of the Company (37.0% of the total issued and outstanding) along with Thirty Million (30,000,000) shares of preferred stock of the Company 11.1% of the total issued and outstanding).

e. beneficial owners of 5 percent or more of any class of the issuer's securities:

AllKey U.K. LTD (See Item 1 (d) above).

Genius Technology U.K. LTD (See item 1 (d) above).

f. promoters of the issuer:

Not Applicable

g. affiliates of the issuer:

AllKey U.K. LTD (See Item 1 (d) above).

Genius Technology U.K. LTD (See item 1 (d) above).

h. counsel to the issuer with respect to the proposed offering:

Michael E. Kulwin, 317 South Sixth Street, Second Floor, Las Vegas, Nevada 89101
Attention: Michael E. Kulwin.

i. each underwriter with respect to the proposed offering:

There is no underwriter. Issuer is selling securities.

j. any underwriter's directors:

Not Applicable

k. the underwriter's officers:

Not Applicable

l. the underwriter's general partner's:

Not Applicable

m. counsel to the underwriter:

Not Applicable

ITEM 2. Application of Rule 262

a. State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

No persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

b. If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

Not Applicable.

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its two last fiscal years.

Not Applicable.

ITEM 4. Jurisdictions in Which Securities are to be Offered.

a. List the jurisdictions in which the securities are to be offered by underwriters, dealers or salespersons.

Not Applicable. Issuer will sell the Securities.

b. List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salespersons and state the method by which such securities are to be offered.

Issuer will market and sell the shares solely to investors known to the directors of the issuer.

ITEM 5. Unregistered Securities Issued or Sold within one year.

Names/Identities of Persons to whom Securities Issued	**Title of Security**	**Amount of Securities Issued**	**Issue Date**
Alley U.K. LTD	Common	100,000,000	9/18/2006
Circletex Corp	Common	100,000	11/3/2006
Mark Elliott	Common	25,000	9/22/2006
ETG Energy Resources, LLC	Common	100,000	9/21/2006
Genius Technology U.K. LTD	Common	25,000,000	9/18/2006
Genius Technology U.K. LTD	Common	75,000,000	9/19/2006
MATRI Srl.	Common	10,000,000	10/2/2006
Kurt Spenkoch	Common	50,000	9/21/2006
Bret Matthew Schulz, Jr.	Common	100,000	8/10/2007
TOTAL Common shares		**210,375,000**	

Names/Identities of Persons to whom Securities Issued	Title of Security	Amount of Securities Issued	Issue Date
Alley U.K. LTD	Preferred	7,700,000	9/18/2006
Alley U.K. LTD	Preferred	22,300,000	9/19/2006
Genius Technology U.K. LTD	Preferred	7,700,000	9/18/2006
Genius Technology U.K. LTD	Preferred	22,300,000	9/19/2006
TOTAL Preferred Shares		**60,000,000**	

a. As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year of the filing of this Form 1-A state:

(1) the name of such issuer;

Not Applicable

(2) the title and amount of securities issued;

Not Applicable

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof; (4) the names and identities of the persons to whom the securities were issued.

Not Applicable

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

Not Applicable

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

Not Applicable

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

No. Not Applicable.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above, or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution:

Not Applicable.

(2) To stabilize the market for any of the securities to be offered.
Not Applicable.

(3) For withholding Commissions, or otherwise to hold each underwriter or dealer responsible for the distribution or its participation.

Not Applicable.

(4) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

Not Applicable.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

Not Applicable. There are no experts named in the offering statement.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

Not Applicable. No such written documents or broadcast scripts were used prior to the filing of this notification.

Item 1. Cover Page

(a) Name of Issuer: Trim Holding Corporation

(b) The Mailing address of the issuer's principal executive office: PO Box 9326, The Woodlands, Texas 77387

(c) Date of Offering Circular: October 26, 2007

(d) Description and amount of securities offered:

Common Stock: As of the date of this registration statement, there were 210,275,000 (two hundred ten million, two hundred seventy-five thousand) shares of Common Stock outstanding that were held of record. There will be a maximum of 260,275,000 (two hundred sixty million, two hundred seventy-five thousand) shares of Common Stock outstanding after giving effect to the sale of the shares of Common Stock to the public offered hereby.

The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefore. In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable, and the shares of Common Stock to be issued upon completion of this Offering will be fully paid and non-assessable.

(e) The Statement required by Rule 253:

(f) The Table(s) required by Item 2:

	Price to public	**Underwriting discount and commissions**	**Proceeds to issuer or other person***
Per Unit	$7.00	N/A	$7.00
Total Minimum Securities Offered	0		
Total Maximum Securities Offered	50,000,000		
Total	**$350,000,000**	**N/A**	**$350,000,000**

(g) The name of the underwriter(s): None

(h) Any materials required by the law of any state in which the securities are to be offered:

The securities are to be offered in states that allow an exemption to the registration of such securities offered within such state.

(i) Material risks in connection with the purchase of securities:

See section entitled "Risk Factors"

(j) Approximate date of commencement of proposed sale to the public: November 28, 2007

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE THE RISK FACTORS BELOW THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

[ ] Has never conducted operations.
[X] Is in the development stage.
[ ] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify):
(Check at least one, as appropriate)

This Offering is being made on a "best efforts basis," and there is no minimum number of Shares which must be sold in this Offering. The Company can give no assurance that all or any of the Shares will be sold. No escrow account has been established, and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable.

The Offering will begin on the effective date of this Offering Circular and continue until the Company has sold all of the Shares offered hereby or such earlier date as the Company may close or terminate the Offering. There is no designated termination date for the Offering, but in no event shall the Offering remain open for more than one year from the date hereof.

This offering is not contingent on a minimum number of shares to be sold and it is on a first come, first served basis. If subscriptions exceed 50,000,000 shares, all excess subscriptions will be promptly returned to subscribers (without interest) and without deduction for commissions or expenses.

NO STATE REGISTRATION: THE COMPANY HAS NOT AS YET REGISTERED SHARES FOR SALE IN ANY STATE. THE COMPANY CAN UNDERTAKE NO ASSURANCE THAT STATE LAWS ARE NOT VIOLATED THROUGH THE FURTHER SALE OF ITS SECURITIES. THE ISSUER INTENDS TO REGISTER ITS SHARES FOR SALE IN THOSE STATES IN WHICH THERE ARE INDICATIONS OF SUFFICIENT INTEREST. SO FAR, NO SHARES HAVE BEEN OFFERED AND THEREFORE THERE HAVE BEEN NO INDICATIONS OF INTEREST FROM ANY STATE.

TABLE OF CONTENTS

	Page
Item 2. Distribution Spread	1
Item 3. Summary	1
Risk Factors	2
Dilution	9
Item 4. Plan of Distribution	9
Item 5. Use of Proceeds	10
Item 6. Description of Business	11
Item 7. Description of Property	19
Item 8. Directors, Executive Officers and Significant Employees	20
Item 9. Remuneration of Directors and Executive Officers	22
Item 10. Security Ownership of Management and Certain Security Holders	22
Item 11. Interest of Management and Others in Certain Transactions	23
Item 12. Securities being Offered	23
Management Discussion and Analysis of Financial Condition and Results of Operations	25
Part F/S Financial Statements Balance Sheet As of June 30, 2007 and December 31, 2006; Statement of Operations For the three months ended June 30, 2007, for the six months ended June 30, 2007 and (from inception) July 1, 2006 to June 30, 2007. Statement of Changes in Stockholders' Equity and Accumulated Deficit For the period July 1, 2006 to June 30, 2007 Statement of Cash Flows For the six months ended June 30, 2007 and (from inception) July 1, 2006 to June 30, 2007. Notes to Financial Statements.	26
1. Articles of Incorporation of the Company 2. Amendment to the Articles of Incorporation of the Company 3. By-Laws of the Company 4. Patents 5. Material Contracts	

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 154 pages.

Item 2. Distribution Spread

	Price to public	Underwriting discount and commissions	Proceeds to issuer or other person*
Per Unit	$7.00	N/A	$7.00
Total Minimum Securities Offered	0		
Total Maximum Securities Offered	50,000,000		
Total	$350,000,000	N/A	$350,000,000

Item 3. Summary of Information Risk Factors and Dilution

Summary

Exact corporate name: Trim Holding Corporation
State and date of incorporation: Nevada, July 27, 2006
Street address of principal office: 330 Rayford Rd., No. 124, Spring, Texas 77386
Company Telephone Number: (281) 419-9277
Fiscal year: December 31

Person(s) to contact at Company with respect to offering:
Mr. Ronald James (RJ) Abercrombie – President/CEO
Ms. Kara Abercrombie – Secretary/Treasurer/Director
Telephone Number (if different from above):
Mr. Ronald James (RJ) Abercrombie – (281) 685-9993 (cell)

The main activities of Trim Holding Corporation are based on research and development of its innovative technologies, the production and sale of new products and/or systems for commercial application into the market and user marketplace.

Trim Holding Corporation is active in various industries and has acquired an exclusive worldwide license for patents and know-how (Separator System: www.separatorsystem.com), for the production and exclusive international distribution of certain machinery, systems and products specifically named Iflor, Family Separator, Autoload System, Central Systems, and Master Separator.

The Company's current products include the following:

IFLOR: www.iflor.com
We all know that stress and anxiety are the upshot of psychophysical problems, caused mainly by influence the surrounding environment - noise, delays and expectations to be met and tiring schedules, with the consequential development of physical and psychological exhaustion symptomised by tiredness, migraine, muscle pain, poor concentration, irritability, early aging, tension, anxiety, sore spots, variations in weight and humour and even hair loss.

It is also well known that traditional Chinese medicines are energizing medicines, where the word "sickness" is replaced by "imbalance" and where operations are carried out with a view to bringing the patient back to a state of harmony, toning where there is loss and dispersing where there is excess.

The center of traditional Chinese medicine is man himself in its entirety, inseparable from his earthly and emotional surroundings and the concordance between Indian Prana, Chinese QI,

Greek Pneuma, Polynesian Mana, Tibetan Sroglung stems from the human need to accept the "Presence" of an impalpable energetic element, the cause of man's natural vital processes.

The first documented news about the traditional Chinese medicine date back to 5,000 years ago. The legend narrates that this discipline was born when a soldier miraculously recovered from a terrible sciatic pain. During a battle an arrow, thrown by an enemy, hurt the soldier's foot and the old sciatic pain disappeared. From that moment developed the Traditional Chinese Medicine.

The Iflor appliance has been designed on the basis of the traditional Chinese medicine that ages ago discovered how the stimulation of precise points of the human body can have benefits against pains and sickness of internal organs.

The stimulation of these points does not only have a general benefit on the vital energy, but it also helps the flow of blood and has a specific action against all kinds of pains, facial-aches, head-aches, body-aches, and in particular: cephalalgia, hemacephaly, neuralgias, facial aches, anxiety, irritability, insomnia, anger, it prevents the hair loss and gives a general relaxing sensation.

Iflor has a harmonic and calibrated shape. It mixes the action of deep compression with the vibro-stimulating massage of the interested points on the body. It was designed from project specifications based on the following principles:

- Pleasing shape that recalls the philosophical principles of the circle and the centrality of things;
- Small and light (200 x 70 x 55 mm - 180 gr.), economic, anti-allergenic, simple in its structure and in its functioning, so that it can be managed by anybody, with or without the help of the hands wherever and whenever;
- It generates a concrete benefit that it is evident from the beginning of its use, without danger for the user even for human errors.

Iflor has involved several prototypes, and it was born only for digit-pressure functions. At the beginning it had no electrical motor: the generator of vibrations has been added in a second phase and at the beginning it was fed by rechargeable batteries with a charge machine that can be used both at home and in the car.

The Iflor device was later equipped with potentiometers with regulating speed, luminous led's for the switch-on, lights for the cromotherapy, "bips" for the sound relevation of the exact points where to apply it, and other electronic devices, like the magnetized ball-heads, the copper rings, etc. The results of our studies and the interviews that we have made convinced us to simplify it.

To establish the exact shape of Iflor, we prepared different stamp tools and different qualities of materials, but the result of the analysis and research in the market on the product in the last few years brought us to the following conclusions

- Produce it with plastic anti-allergenic material;
- Improve the shape and the pressure of the elastic bracelets and the speed of the motor, that are essential elements for the stimulating calibrated massage;
- Simplify its structure, its functionality and its manageability.

Today, Iflor is the only appliance in the world that is not only cheap, but it can also be used and applied by anyone on any part of the body with the consequential benefits that appear immediately.

Iflor is built with high quality material and it is composed of:

- A central unit that contains a generator of calibrated vibrations, that can be switched on by moving the small handle of the generator. This generator is fed by two 1.5 volt batteries or by two 1.5 volt rechargeable batteries which can work fully for 10 hours;
- A couple of elastic "arms" on the opposite sides of the central unit with a spherical head at the end of each arm.

Iflor, keeps into consideration the political, zodiacal and sport preferences of any potential user, so it is produced in five different colours: ruby red, zephyr blue, transparent diamond, pearl white and emerald green.

Iflor is really a small invention that has a worldwide patent and has great potentialities, whose benefits can be felt in a matter of minutes from its application.

The vibrations produced in the central unit are transmitted, through the elastic arms, to the terminal active heads. The heads are applied to the points of the body that must be stimulated and they make a vibro-massaging action that is both pleasurable and efficient against the above mentioned aches.

Iflor has an EC Declaration of Conformity and it is classified as "non invasive device of Class I (Directive no. 93/42/CEE dd 14/06/1993 and further modifications concerning the medical devices) and its use is not a danger even if there are human errors".

During these years Iflor, has already been used by thousands of people and it is in the center of the attention of professionals and qualified people in the medical field.

Iflor has been displayed at a number of national and international events, at universities, the Gran Design Show in Milan by the BAYER's Company (and other BAYER's Shows), the 14th edition of Exposanità in Bologna among others, and won a gold medal at the 32nd International Show for Inventions in Geneva. During these events it was highly appreciated by many visitors who were eager to try it out for themselves.

FAMILY SEPARATOR - www.familyseparator.com
The Family Separator is an ecological domestic appliance, of modest size, reliable, safe, hygienic and easy to install. It sorts, reduces, separates and compacts refuse (with reduction of volumes of 80%), in home and public environments. The upper flat part of Family Separator opens and makes it possible to introduce, in the appropriate cavity, the household waste made up of organic materials, paper, plastic, glass, cloth, metals, etc. After the passage of the refuse from the said cavity to the mechanisms for sorting, reduction and separation, the materials thus reduced and sub-divided are automatically passed to an appropriate chamber for compacting and then to the compartmentalized recovery bag underneath.

U.S.A.:
The USA has around 300 million of inhabitants that corresponds to approximately 70 million families.

Western Europe:
Western Europe has around 350 million of inhabitants that corresponds to approximately 100 million families.

AUTOLOAD SYSTEM - www.autoloadsystem.com
The Autoload System is an automatic system which among other things performs the task of recovering the refuse accumulated in the bags of the Family Separator, and once they have been emptied, automatically proceeds to washing and sterilizing them.

CENTRAL SISTEMI - www.centralsistemi.com

The Central Sistemi is an installation capable of emptying the various materials from the compartments of the Autoload System and, after selection, channels them through appropriate hoppers towards the Master Separator, where they are treated and prepared to be sent to the various primary users and the emptied compartments are washed and sterilized automatically.

MASTER SEPARATOR - www.masterseparator.com
The Master Separation is an installation using a revolutionary procedure which separates the organic and/or inorganic materials, and represents one of the major novelties in the field of the separation of solid, gaseous and liquid micro-particles, and offers the real possibility of respecting, in the case of organic materials, the basic organoleptic properties without damaging the chemical structure of the molecules. Also, it makes it possible to exploit alternative sources of energy, with relation to the principal sectors of the chemical, pharmaceutical, and food (human and animal) industries, through the general transformation of organic and inorganic products through the use of refuse and agro-industrial waste and/or biomass in general.

Technically these results have been obtained with a series of products, machines and installations, thoroughly tested and industrialized at the international level, with a method such as represents an unquestionable advance in the state of the art of separating and extracting basic elements.

All of these equipments are from and part (Family Separator units - Autoload System - Central Sistemi - Master Separator) of the know-how that has been acquired the Trim Holding Corporation in worldwide exclusive rights agreements.
To process and treat the grinded material, that are separated and compacted from the 10,000 Family Separator units, it is necessary to include the following support systems:
10 Autoload System; 1 Central Sistemi and 1 Master Separator.

In particular, the Master Separator is a plant/system that should be paired with the Family Separators.

The Master Separator is extremely important not only for the waste generated by the Family Separators, but also for the main sectors of the chemical, pharmaceutical, food (human and animal) industries, and the conversion of organic and inorganic products through the use of agro-industrial waste and biomasses in general.

Master Separator Technology is also useful for programmed industrial purposes and concerns a complex of diagrammed machines and plant (system and/or systems) to process urban and/or agricultural waste from crops and/or industrial processing, through the molecular separation of biomasses.

The process implemented by the Master Separator Technology can yield a large variety of products from the biomasses.

In particular, molecular separation refers to the waste and/or derivatives from barley, oats, rye, rice, alga lemna, alfalfa and others (bran, residues from cleaning and polishing, husks, chaff, etc.).

Master Separator Technology can also resolve problems caused by the use of organic and inorganic waste in general, through "Personalised Diagramming" which generates new energy resources and extracts (without generating polluting effluent) the fibres and proteins, cellulose and anything else contained in the waste and/or refuse from the catering industry, butcher's trade, etc.

List of some of the products which can be obtained using Master Separator Technology: starch, sugars, plastics, cellulose, paper waste, digestible fibres, green fuels, vegetable proteins, solid and liquid fuels with zero environmental impact.

The products obtained using Master Separator Technology can be used as follows: in the food industry (human and animal), the chemical industry and/or the processing of agro-food products in general.

There are many benefits of Master Separator technology. They include:

- New outlets for surplus farming products.
- Production of biodegradable materials at competitive prices.
- Disposal of agro-industrial residues and enhancement of local resources, with no polluting residues.

The Company is a Nevada corporation with corporate headquarters at 330 Rayford Rd., No. 124, Spring, Texas 77386.

A maximum of 50,000,000_common shares are being offered to the public at $7.00 per share. There is no minimum.

A maximum of $350,000,000 USD_will be received from the offering. The insiders will hold 210,275,000 common shares and 60,000,000 preferred shares. This means that about 15.61% of the Company will be held by the public, assuming that all shares are sold in the offering. The Company does not have an underwriter.

Of the shares (the "Shares") of Common Stock, par value $7.00 per share ("Common Stock"), of the Company offered hereby (the "Offering"), all shares are being offered by the Company and no shares are being offered by stockholders of the Company.

Risk Factors

List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i.e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

Risk factors relating to the Company and its Business:

High Risk Factors

The Securities offered hereby are highly speculative, involve a high degree of risk and should be purchased only by persons who can afford to lose their entire investment. Prospective investors should consider very carefully the following risk factors, as well as all of the other information set forth elsewhere in the prospectus.

The following factors, in addition to the other information contained in this Prospectus, should be considered carefully in evaluating the Company and its business before purchasing shares of Common Stock offered hereby. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in such forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below and in "Business of the Company" as well as those discussed elsewhere in this Prospectus.

This Offering is being made on a "best efforts basis," there can be no assurance that any or all of the Shares will be sold. This offering is being made on a "best efforts basis," and there is no minimum number of Shares which must be sold in this Offering. The Company can give no assurance that all or any of the Shares will be sold. No escrow account has been established, and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable.

History of Losses. Uncertainty of Future Operating Results: As shown in the Company's financial statements accompanying its annual report, the Company incurred net losses of $84,585 and $1,982,104,732 during the six months ended June 30, 2007 and July 1, 2006 (inception) to June 30, 2007 respectively. The Company does not expect to achieve profitability for the next several quarters, and there can be no assurance that it will be profitable thereafter, or that the Company will sustain any such profitability if achieved.

The markets in which we operate are highly competitive, and many of our competitors have significantly greater resources than we do: Many of the Company's current and potential competitors may have longer operating histories and may have significantly greater financial, distribution, sales, marketing and other resources, as well as greater name recognition and a larger distribution base, than the Company. As a result, they may be able to devote greater resources to the development, promotion, sale and support of their products and services than the Company. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competitive pressures faced by the Company will not materially adversely affect its business, operating results or financial condition.

Infringement of Third Party Intellectual Property. The Company may be notified of claims that it has infringed a third party's intellectual property. Even if such claims are not valid, they could subject the Company to significant costs. In addition, it may be necessary in the future to enforce the Company's intellectual property rights to determine the validity and scope of the proprietary rights of others. Litigation may also be necessary to defend against claims of infringement or invalidity by others. An adverse outcome in litigation or any similar proceedings could force the Company to take actions that could harm its business. These include: (i) ceasing to sell products that contain allegedly infringing property; (ii) obtaining licenses to the relevant intellectual property which the Company may not be able to obtain on terms that are acceptable, or at all; (iii) indemnifying certain customers or strategic partners if it is determined that the Company has infringed upon or misappropriated another party's intellectual property; and (iv) redesigning products that embody allegedly infringing intellectual property. Any of these results could adversely affect the Company's business, financial condition and results of operations. In addition, the cost of defending or asserting any intellectual property claim, both in legal fees and expenses, and the diversion of management resources, regardless of whether the claim is valid, could be significant.

Product May Have Defects. Although the Company rigorously tests its products, defects may be discovered in future or existing products. These defects could cause the Company to incur significant warranty, support and repair costs and divert the attention of its research and development personnel. It could also significantly damage the Company's reputation and relationship with its distributors and customers which would adversely affect its business. In addition, such defects could result in personal injury or financial or other damages to customers who may seek damages with respect to such losses. A product liability claim against the Company, even if unsuccessful, would likely be time consuming and costly to defend.

Dependence on Key Personnel. We depend on the continued service of our senior management. Due to the nature of our business, we may have difficulty locating and hiring qualified personnel and retaining such personnel once hired. The loss of the services of any of our key personnel, or our failure to attract and retain other qualified and experienced personnel on acceptable terms, could limit our ability to execute our growth strategy resulting in a slower rate of growth.

General Economic and Market Conditions. The Company's operations may in the future experience substantial fluctuations from period to period as a consequence of general economic conditions affecting consumer spending. Therefore, any economic downturns in general would have a material adverse effect on the Company's business, operating results and financial condition.

There can be no assurance that all or any of the shares will be purchased which could limit our ability to execute our growth strategy, resulting in a slower rate of growth: This Offering is being made on a "best efforts basis," and there is no minimum number of Shares which must be sold in this Offering. Therefore, the Company can give no assurance that all or any of the Shares will be sold. In addition, no escrow account has been established and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable.

The Company plans an ambitious development program that may require the net proceeds from this Offering. If less than all of the Shares offered are sold, the Company may have to delay or modify its marketing plans and proceed on a much slower or smaller scale. There can be no assurance that any delay or modification of the Company's marketing plans would not adversely affect the Company's business, financial condition and results of operations. If additional funds are needed to produce and market its products and services, the Company may be required to seek additional financing. The Company may not be able to obtain such additional financing or, if obtained, such financing may not be on terms favorable to the Company or to the purchasers of the Shares.

There is the possibility that a very nominal number of shares will be sold in this offering. In that case the Company still intends to proceed with its plans but will obviously have to proceed on a much smaller scale and with a lower likelihood of success. The Company's capital requirements have been and will continue to be significant. Management plans to increase the Company's research, development and marketing efforts. The Company has no current arrangements with respect to sources of additional financing and there can be no assurance that the Company will be able to obtain additional financing on terms acceptable to the Company.

Because there is no public trading market for our common stock, you may not be able to resell your stock and, as a result, your investment is illiquid: Following the Offering, the Company is a "non-reporting" issuer whose securities are not listed or subject to regulation under the Securities Exchange Act of 1934, depending on how many securities are sold and to how many investors. The vast majority of broker-dealers generally do not engage in the sale or trading of securities of a "non-reporting" issuer. Further limitations upon the development of a trading market are likely by virtue of regulations under Rule 15c2-11 of the 1934 Act which require that before broker-dealers can make a market in the Company's securities and thereafter as they continue making the market, the Company must provide these broker-dealers with current information about the Company. The Company presently has formulated limited specific plans to distribute current information to broker-dealers and will only do so if there appears otherwise to be adequate interest in making a market in the Company's securities. Furthermore, in view of the absence of an underwriter, the relatively small size of the Offering and the duration of the Offering and the nature of the Company as a "non-reporting" issuer, it is possible that a regular trading market will not develop in the near term, if at all, or that if developed it will be sustained. Accordingly, an investment in the Company's Common Stock should be considered highly illiquid.

Investors will incur an immediate dilution from the public offering price: Purchasers of the common shares offered hereby will incur an immediate substantial dilution, in terms of book value, from the public offering price of approximately $7.00 per share of Common Stock, assuming that all offered shares are sold. If less than the maximum is sold, the dilution will increase to approach a limit of $1.34471 per share.

Sales of substantial amounts of the Company's currently outstanding shares could adversely affect prevailing market prices of the Company's securities and the Company's ability to raise additional capital: The availability for sale of certain shares of Common Stock held by existing shareholders of the Company after this offering could adversely affect the market price of the Common Stock. Of the maximum of 260,275,000 shares of Common Stock to be outstanding following this offering, 210,275,000 shares were issued to the Company's existing shareholders in private transactions in reliance upon exemptions from registration under the Act and are, therefore, "restricted securities" under the Act, which may not be sold publicly unless the shares are registered under the Act or are sold under Rules 144 or 144A of the Act after expiration of applicable holding periods. Sales of substantial amounts of the Company's currently outstanding shares could adversely affect prevailing market prices of the Company's securities and the Company's ability to raise additional capital by occurring at a time when it would be advantageous for the Company to sell securities. Mr. Ronald James (RJ) Abercrombie, the President, CEO and Chairman of the Board of the Company, owns 0 shares of common stock of the Company. Mr. Ronald James(RJ) Abercrombie is an "affiliate" and is subject to additional sales limitations pursuant to Rule 144. Allkey U.K. LTD owns 100,000,000 (one hundred million) shares, 37.0% of common stock of the Company. Allkey U.K. LTD is an "affiliate" and is subject to additional sales limitations pursuant to rule 144. Genius Technology U.K. LTD owns 100,000,000 (one hundred million) shares, 37.0% of common stock of the Company. Genius Technology U.K. LTD is an "affiliate" and is subject to additional sales limitations pursuant to rule 144.

Underwriters' if they participate in the market could significantly influence the price and liquidity of the common stock: The Company does not at present have an underwriter and no underwriters have advised the Company that they intend to make a market in the Common Stock after the offering or otherwise to effect transactions in the Common Stock. Market-making activity may terminate at any time. If they participate in the market, underwriters may exert a dominating influence on the market for the Common Stock. The price and liquidity of the common stock may be significantly affected by the degree, if any, of underwriters' participation in such market.

We do not anticipate paying any dividends: Dividends have been paid on the Common Stock of the Company. The Company does not intend to pay cash dividends on its Common Stock in the foreseeable future, and anticipates that profits, if any, received from operations will be devoted to the Company's future operations. Any decision to pay dividends will depend upon the Company's profitability at the time, cash available therefore and other relevant factors.

There is no assurance of an established public trading market, which would adversely affect the ability of our investors to sell their securities in the public market: Prior to this Offering, there has been no public market for the Common Stock of the Company, and there can be no assurance that an active trading market will develop or be sustained after this Offering. The initial public offering price will be determined arbitrarily and may not be indicative of the market price of the Common Stock after this Offering. The market price of the shares of Common Stock is likely to be highly volatile and may be significantly affected by factors such as actual or anticipated fluctuations in the Company's operating results, announcements of technological innovations, new products or new contracts by the Company or its competitors, developments with respect to copyrights or proprietary rights, adoption of new accounting standards affecting the lighting and/or software industry, general market conditions and other factors. In addition, the stock market has from time to time experienced significant price and volume fluctuations that have particularly affected the market price for the common stocks of technology companies. These types of broad market fluctuations may adversely affect the market price of the Company's Common Stock. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been initiated against such company. Such litigation could result in substantial costs and a diversion of management's attention and resources which could have a material adverse effect upon the Company's business, operating results or financial condition.

Shares eligible for future sale may adversely affect the market price of our common stock, as the future sale of a substantial amount of outstanding stock in the public marketplace could reduce the price of our common stock: Sales of a substantial number of shares of Common Stock in the public market after this Offering could materially adversely affect the market price of the Common Stock. Such sales also might make it more difficult for the Company to sell equity securities or equity-related securities in the future at a time and price that the Company deems appropriate.

The Company's future capital needs are uncertain. The Company may need to raise additional funds in the future and these funds may not be available on acceptable terms or at all: There can be no assurance that the Company will not require additional funds to support its working capital requirements or for other purposes, in which case the Company may seek to raise such additional funds through public or private equity financing or from other sources. There can be no assurance that such additional financing will be available or that, if available, such financing will be obtained on terms favorable to the Company and would not result in additional dilution to the Company's stockholders.

Dilution

As of June 30, 2007, the Company had a net pro forma net tangible book value of $(4,376) or approximately $(0.00002) per share of Common Stock. "Net tangible book value" represents the amount of tangible assets less total liabilities. Without taking into account any other changes in the net tangible book value after June 30, 2007, other than to give effect to the receipt by the Company of the net proceeds from the sale of the shares of Common Stock offered by the Company hereby at an assumed initial offering price of $7.00 per share and without deducting discounts and estimated offering expenses, the pro forma net tangible book value of the Company as of June 30, 2007, would have been $ 349,995,624, or $1.34471 per share. This represents an immediate increase in net tangible book value of $ 1.34474 per share to existing stockholders and an immediate dilution in net tangible book value of $ 5.65529 per share to purchasers of Common Stock in the Offering. Investors participating in this Offering will incur immediate, substantial dilution. This is illustrated in the following table:

Assumed initial offering price per share	$7.00
Pro forma net tangible book value per share as of June 30, 2007	$1.34474
Increase per share attributable to new investors	$5.65529
Dilution per share to new investors	$1.34471

Item 4 Plan of Distribution

The Company and its directors and officers will attempt to place the shares offered herein at a price of $7.00 per share. In that event, no commissions will be paid.

This Offering is being made on a "best efforts basis," and there is no minimum number of Shares which must be sold in this Offering. The Company can give no assurance that all or any of the Shares will be sold. No escrow account has been established, and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable.

The Offering will begin on the effective date of this Offering Circular and continue until the Company has sold all of the Shares offered hereby or such earlier date as the Company may close or terminate the Offering. There is no designated termination date for the Offering, but in no event shall the Offering remain open for more than one year from the date hereof.

This offering is not contingent on a minimum number of shares to be sold and it is on a first come, first served basis. If subscriptions exceed 50,000,000 shares, all excess subscriptions will be promptly returned to subscribers (without interest) and without deduction for commissions or expenses.

The Company can undertake no assurance that state laws are not violated through the resale of its securities. The issuer intends to register its shares for sale in those states in which there are indications of sufficient interest, after consulting the blue sky laws of the states in which there is an interest. So far, no shares have been offered and therefore there have been no indications of interest from any state.

Item 5 Use of Proceeds

Because there is no minimum to this offering, the possibility exists that almost no shares will be sold and almost no proceeds will be received by the Company. If that occurs, the Company will continue its development of its business plans but the implementation of these plans will likely be substantially delayed due to a lack of funds.

The net proceeds to the Company from the sale of the shares of Common Stock to be sold by the Company in this Offering are estimated to be $350,000,000 USD, before deducting any discounts, commissions and offering expenses payable by the Company and assuming that the maximum number of shares are sold.

The allocation of the proceeds shown in the table is based on the Company's present operating plan and its estimates of many factors, including general economic and industry conditions and the Company's future revenues and expenditures. If these factors change or actual circumstances differ from those estimated or expected the Company may use portions of the proceeds for other purposes.

DESCRIPTION	AMOUNT	PERCENTAGE
Working Capital	80,000,000	22.8
Purchasing Manufacturing Facilities and Testing Equipment	80,000,000	22.8
Research & Development for New Product	20,000,000	5.7
Inventory	155,000,000	44.3
Marketing/Advertising/Promotion	10,000,000	2.9
Product Certification and Patent Filing	2,000,000	.0.6
Legal/Accounting/Professional Fees	3,000,000	0.9
Total Use of Proceeds*	**$350,000,000**	**100.0%**

1. Working Capital. The Company plans to expand its product line, staff, facilities and equipment. Working capital will support the administration and management of the development of its lighting ranges and the distribution thereof.

2. Purchasing Manufacturing Facilities and Testing Equipment.

3. Research & Development for New Product. The Company anticipates expanding its research and development staff to enhance its sales and market position by developing new and innovative products.

4. Inventory. The Company anticipates expanding its inventory.

5. Marketing/Advertising/Promotion. The Company anticipates expanding its marketing staff to enhance its marketing efforts. In addition, the Company anticipates continuing to exhibit its products in the leading international lighting trade shows and increasing its advertising in leading industry publications.

6. Product Certification and Patent Filing. The Company anticipates incurring patent filing fees and certification fees as it continues to develop new and innovative products.

7. Professional Fees. The Company anticipates incurring legal, accounting and financing fees to complete the Offering. Additionally, the Company anticipates incurring additional fees to consultants who will assist the Company in its operational and financial endeavors.

The foregoing description represents the Company's best estimate of its allocation of the net proceeds of this Offering based on the Company's current plans and estimates regarding its anticipated expenditures. Actual expenditures to be made in connection with a developing business cannot be predicted with any degree of certainty and may vary substantially from these estimates. Furthermore, the Company may find it necessary or advisable to reallocate the net proceeds within the above-described categories or to use significant portions thereof for other purposes.

Item 6 The Business of the Company

The main activities of Trim Holding Corporation are based on research and development of its innovative technologies, the production and sale of new products and/or systems for commercial application into the market and user marketplace.

Trim Holding Corporation is active in various industries and has acquired an exclusive worldwide license for patents and know-how (Separator System: www.separatorsystem.com), for the production and exclusive international distribution of certain machinery, systems and products specifically named Iflor, Family Separator, Autoload System, Central Systems, and Master Separator.

Products:

IFLOR: www.iflor.com
We all know that stress and anxiety are the upshot of psychophysical problems, caused mainly by influence the surrounding environment - noise, delays and expectations to be met and tiring schedules, with the consequential development of physical and psychological exhaustion symptomised by tiredness, migraine, muscle pain, poor concentration, irritability, early aging, tension, anxiety, sore spots, variations in weight and humor and even hair loss.

It is also well known that traditional Chinese medicines are energizing medicines, where the word "sickness" is replaced by "imbalance" and where operations are carried out with a view to bringing the patient back to a state of harmony, toning where there is loss and dispersing where there is excess.

The center of traditional Chinese medicine is man himself in its entirety, inseparable from his earthly and emotional surroundings and the concordance between Indian Prana, Chinese QI, Greek Pneuma, Polynesian Mana, Tibetan Sroglung stems from the human need to accept the "Presence" of an impalpable energetic element, the cause of man's natural vital processes.

The first documented news about the traditional Chinese medicine date back to 5,000 years ago. The legend narrates that this discipline was born when a soldier miraculously recovered from a terrible sciatic pain. During a battle an arrow, thrown by an enemy, hurt the soldier's foot and the old sciatic pain disappeared. From that moment developed the Traditional Chinese Medicine.

The Iflor appliance has been designed on the basis of the traditional Chinese medicine that ages ago discovered how the stimulation of precise points of the human body can have benefits against pains and sickness of internal organs.

The stimulation of these points does not only have a general benefit on the vital energy, but it also helps the flow of blood and has a specific action against all kinds of pains, facial-aches, head-aches, body-aches, and in particular: cephalalgia, hemacephaly, neuralgias, facial aches, anxiety, irritability, insomnia, anger, it prevents the hair loss and gives a general relaxing sensation.

Iflor has a harmonic and calibrated shape. It mixes the action of deep compression with the vibro-stimulating massage of the interested points on the body. It was designed from project specifications based on the following principles:

- Pleasing shape that recalls the philosophical principles of the circle and the centrality of things;
- Small and light (200 x 70 x 55 mm - 180 gr.), economic, anti-allergenic, simple in its structure and in its functioning, so that it can be managed by anybody, with or without the help of the hands wherever and whenever;
- It generates a concrete benefit that it is evident from the beginning of its use, without danger for the user even for human errors.

Iflor has involved several prototypes, and it was born only for digit-pressure functions. At the beginning it had no electrical motor: the generator of vibrations has been added in a second phase and at the beginning it was fed by rechargeable batteries with a charge machine that can be used both at home and in the car.

The Iflor device was later equipped with potentiometers with regulating speed, luminous led's for the switch-on, lights for the cromotherapy, "bips" for the sound relevation of the exact points where to apply it, and other electronic devices, like the magnetized ball-heads, the copper rings, etc. The results of our studies and the interviews that we have made convinced us to simplify it.

To establish the exact shape of Iflor, we prepared different stamp tools and different qualities of materials, but the result of the analysis and research in the market on the product in the last few years brought us to the following conclusions

- Produce it with plastic anti-allergenic material;
- Improve the shape and the pressure of the elastic bracelets and the speed of the motor, that are essential elements for the stimulating calibrated massage;
- Simplify its structure, its functionality and its manageability.

Today, Iflor is the only appliance in the world that is not only cheap, but it can also be used and applied by anyone on any part of the body with the consequential benefits that appear immediately.

Iflor is built with high quality material and it is composed of:

- A central unit that contains a generator of calibrated vibrations, that can be switched on by moving the small handle of the generator. This generator is fed by two 1.5 volt batteries or by two 1.5 volt rechargeable batteries which can work fully for 10 hours;
- A couple of elastic "arms" on the opposite sides of the central unit with a spherical head at the end of each arm.

Iflor, keeps into consideration the political, zodiacal and sport preferences of any potential user, so it is produced in five different colours: ruby red, zephyr blue, transparent diamond, pearl white and emerald green.

Iflor is really a small invention that has a worldwide patent and has great potentialities, whose benefits can be felt in a matter of minutes from its application.

The vibrations produced in the central unit are transmitted, through the elastic arms, to the terminal active heads. The heads are applied to the points of the body that must be stimulated and they make a vibro-massaging action that is both pleasurable and efficient against the above mentioned aches.

Iflor has an EC Declaration Of Conformity and it is classified as "non invasive device of Class I (Directive no. 93/42/CEE dd 14/06/1993 and further modifications concerning the medical devices) and its use is not a danger even if there are human errors".

During these years Iflor, has already been used by thousands of people and it is in the center of the attention of professionals and qualified people in the medical field.

Iflor has been displayed at a number of national and international events, at universities, the Gran Design Show in Milan by the BAYER's Company (and other BAYER's Shows), the 14th edition of Exposanità in Bologna among others, and won a gold medal at the 32nd International Show for Inventions in Geneva. During these events it was highly appreciated by many visitors who were eager to try it out for themselves.

FAMILY SEPARATOR - www.familyseparator.com
The Family Separator is an ecological domestic appliance, of modest size, reliable, safe, hygienic and easy to install. It sorts, reduces, separates and compacts refuse (with reduction of volumes of 80%), in home and public environments. The upper flat part of Family Separator opens and makes it possible to introduce, in the appropriate cavity, the household waste made up of organic materials, paper, plastic, glass, cloth, metals, etc. After the passage of the refuse from the said cavity to the mechanisms for sorting, reduction and separation, the materials thus reduced and sub-divided are automatically passed to an appropriate chamber for compacting and then to the compartmentalized recovery bag underneath.

U.S.A.:
The USA has around 300 million of inhabitants that corresponds to approximately 70 million families.

Western Europe:
Western Europe has around 350 million of inhabitants that corresponds to approximately 100 million families.

AUTOLOAD SYSTEM - www.autoloadsystem.com
The Autoload System is an automatic system which among other things performs the task of recovering the refuse accumulated in the bags of the Family Separator, and once they have been emptied, automatically proceeds to washing and sterilizing them.

CENTRAL SISTEMI - www.centralsistemi.com
The Central Sistemi is an installation capable of emptying the various materials from the compartments of the Autoload System and, after selection, channels them through appropriate hoppers towards the Master Separator, where they are treated and prepared to be sent to the various primary users and the emptied compartments are washed and sterilized automatically.

MASTER SEPARATOR - www.masterseparator.com
The Master Separation is an installation using a revolutionary procedure which separates the organic and/or inorganic materials, and represents one of the major novelties in the field of the separation of solid, gaseous and liquid micro-particles, and offers the real possibility of respecting, in the case of organic materials, the basic organoleptic properties without damaging the chemical structure of the molecules. Also, it makes it possible to exploit alternative sources of energy, with relation to the principal sectors of the chemical, pharmaceutical, and food (human and animal) industries, through the general transformation of organic and inorganic products through the use of refuse and agro-industrial waste and/or biomass in general.

Technically these results have been obtained with a series of products, machines and installations, thoroughly tested and industrialized at the international level, with a method such as represents an unquestionable advance in the state of the art of separating and extracting basic elements.

All of these equipments are from and part (Family Separator units - Autoload System - Central Sistemi - Master Separator) of the know-how that has been acquired the Trim Holding Corporation in worldwide exclusive rights agreements.
To process and treat the grinded material, that are separated and compacted from the 10,000 Family Separator units, it is necessary to include the following support systems:
10 Autoload System; 1 Central Sistemi and 1 Master Separator.

In particular, the Master Separator is a plant/system that should be paired with the Family Separators.

The Master Separator is extremely important not only for the waste generated by the Family Separators, but also for the main sectors of the chemical, pharmaceutical, food (human and animal) industries, and the conversion of organic and inorganic products through the use of agro-industrial waste and biomasses in general.

Master Separator Technology is also useful for programmed industrial purposes and concerns a complex of diagrammed machines and plant (system and/or systems) to process urban and/or agricultural waste from crops and/or industrial processing, through the molecular separation of biomasses.

The process implemented by the Master Separator Technology can yield a large variety of products from the biomasses.

In particular, molecular separation refers to the waste and/or derivatives from barley, oats, rye, rice, alga lemna, alfalfa and others (bran, residues from cleaning and polishing, husks, chaff, etc.).

Master Separator Technology can also resolve problems caused by the use of organic and inorganic waste in general, through "Personalised Diagramming" which generates new energy resources and extracts (without generating polluting effluent) the fibres and proteins, cellulose and anything else contained in the waste and/or refuse from the catering industry, butcher's trade, etc.

List of some of the products which can be obtained using Master Separator Technology: starch, sugars, plastics, cellulose, paper waste, digestible fibres, green fuels, vegetable proteins, solid and liquid fuels with zero environmental impact.

The products obtained using Master Separator Technology can be used as follows: in the food industry (human and animal), the chemical industry and/or the processing of agro-food products in general.

There are many benefits of Master Separator technology. They include:

- New outlets for surplus farming products.
- Production of biodegradable materials at competitive prices.
- Disposal of agro-industrial residues and enhancement of local resources, with no polluting residues.

Product Development

The current producing capacity of the massaging and stimulating device Iflor is approximately 30 thousand of Iflor per month. At the same time we can prepare other stamp tools and an assembling chain, and then the productive capacity will be hundreds of thousands of devices per month.

Iflor has been protagonist of the interest by responsible of big Chinese companies that produce a lot of items for the benefit of the person. For several months they wanted to visit our plants: once they went back to China, they proposed authorization to use them, to manufacture and sell Iflor on their territory.

During these negotiations it was evident that Iflor was the first among a lot of appliances that they produced which has the scope of the psycho-physical benefits for the people. Besides Iflor has also another virtue: it cannot be falsified as the production costs in China are not competitive with European and American costs.

Iflor is supplied complete of body, plugs and :

A. 2 style alkaline batteries AA power 1.5 Volts each;
B. 1 motoring outline;
C. 1 double contact spring for batteries;
D. 1 deviator;
E. 2 self tapping screws;
F. 1 electronic system included resistance;
G. 1 packing with base and cover made of transparent polystyrene
H. 1 self assembling box made of carton and stamped in 4 colours;
I. 1 Instruction manual for the use stamped in 4 colours;
J. 1 warranty according to the law.

The company is planning to mass produce and launch these products in the market in the 2nd Quarter of 2008.

The completion of the development of none of the products would require a material amount of the resources of the company.

The company has entered into a Supply Contract with Matri as General Contractor for manufacturing and supply and through Matri, the Company has reached preliminary agreement with other suppliers able to cope with the demand.

Intellectual Property:

Trim Holding Corporation's intellectual property, for the entire technological process, consists of:

- A great deal of technical information regarding the process, operational and application technologies which can be transferred through one-one contact;
- The result of direct, practical experiences supported by functions and explanations which can be proven and substantiated by drawings, texts, notes and computerised supports;
- The instruments, machinery and systems used to carry out the specific process.

Patents

The Company has been issued the following patents: PCT IT/00/00242, TRADE MARK (THREE CIRCLES) BS/99/C/000267, REPUBLIC OF SOUTH AFRICA 2001/2557, HUNGARY 72.340/DO/Eff , NEW ZEALAND 510784, MOROCCO 26058, NORWAY 319700, TURKEY TR200100914B, REPUBLIC OF KOREA 7.003,852/2001, UNITED STATES OF AMERICA US 6,685,660 B1, SLOVAKIA PO0437-2001S, INDIA IN/2001/00337, MEXICO PA/a/2001/003272, SINGAPORE P-79867, POLAND P347039, CROATIA 20010242°, CANADA 2,345,653, CHINA 71290, RUSSIA 2246925, BULGARIA 63657, ITALY 310051, AUSTRALIA 781667, CZECH REPUBLIC PV2001-1116, BRAZIL PI0006971-0, UKRAINE P-1292, YUGOSLAVIA P-235/2001, JAPAN 2001-513361, INDONESIA WO0108628, ISRAEL P-4064-THE, EUROPE 00940753.7-2310/1117363, ALBANIA, AUSTRIA, BELGIUM, FRANCE, DENMARK, FINLAND, GREAT BRITAIN, LITHUANIA, GERMANY, GREECE, IRELAND, PORTUGAL, LATVIA, LIECHTENSTEIN, HOLLAND, LUXEMBURG, MONACO, ROMANIA, SLOVENIA, SPAIN, SWITZERLAND, SWEDEN

All the payments to maintain the Patents in force have been paid regularly, and that the rights conceded to Trim are not subject to any constraint for earlier rights of any third party.

Trademarks

No trademarks as of the date of this offering.

Research and Development

The Company spent approximately US$0.00 on research and development in the last fiscal year and expects to spend US$750,000 this year. The Company spent approximately 0.0% of its fiscal year 2006 revenues on research and development.

Sales

At this time, the Company is not engaged in the commercial sale of any of its products. Its operations to date have been limited to developing the products, conducting limited product marketing, and testing the technologies for commercial use. The Company has conducted various internal tests on these units to determine the commercial viability of the underlying technologies. As a result of such testing, the Company believes that the products are commercially ready for use. The Company can not predict whether it will be successful in commercializing its products and services.

Staffing

As of July 31, 2006, the Company had 2 full time employees:

Mr. Ronald James (RJ) Abercrombie - President/CEO
Ms. Kara Abercrombie – President's Assistant/Secretary

The Company anticipates that in the next 12 months, it will need to increase the number of employees to:

Research & Development	1
Executive Vice-President	1
Manager/Supervisor	1
Executive Assistant	1

There are no collective bargaining agreements between the company and its employees.

The Company does not have any supplemental benefits or incentive arrangements for employees at the present time. Such benefits and arrangements will be considered and developed over the next 12 months.

Principal Location

The Company is a Nevada corporation with corporate headquarters at 330 Rayford Rd., No. 124, Spring, Texas 77386.

Litigation

The Company is not a party to any material legal proceeding.

Business Strategy

The distribution must be diversified and must have a strategy that can be repeated in other Countries in cooperation with bigger commercial realities already present on the market with their own range of products:

- It must be trustworthy;
- It must be in the most shops for as little time as possible;
- It must improve the advertising return of investments.

Iflor is an attractive product and it can be offered as a gadget, as a gift and as a promotional product. In fact:

- Often a new item is not seen by people as it can be confused with other products. But Iflor can attract the customer, even in association with other items;
- Iflor is a perfect means to promote the sales of other items or it can be given as a gift for the customer that makes a big sale;
- The person who buys Iflor is a potential customer for the batteries and for the rechargeable machine for batteries and it will be promoted, as a special marketing, display during the sales of Iflor.

Industry Overview

Trim Holding Corporation is focused on an international market, mainly based on the innovative technologies for which it has sole distribution rights, including Iflor.

Most products presented to the public cannot reach one year of presence on the market creating damage for the factories, as each new product on the market means great investments of time, money and human resources.

The lack of success is caused by the low quality of the product and the lack of a harmonic study of the marketing.

The principal rules that must be followed when a new product is presented on the market are the following:

- The promise made to the final user must be true and must attract the buyer, so that he is persuaded to buy the product;
- The distribution must permit the buyer to find the product without difficulties;
- The communication, such as marketing, name, packing, advertising, etc., must interest the buyer and must permit the sale even without the help of the distributor(s);
- The promise made to the final user must start from a true product, as the disappointed buyer is a negative advertiser. So the quality of the products becomes the real communication to the final user.

Iflor meets the consent of everybody, as it is simple to use and it can be managed by the final user without the help of any operator.

After several years of consumer use, Iflor reliability and practical acceptance can speak for itself. Also the product really does deliver the suggested results implied by the product.

Iflor, thanks both to its benefits from the psycho-physical point of view and to its inexpensive price, represents an authentic advertisement response and it can be used together with other products.

Competition

Trim Holding Corporation does not have global competitors in the above sectors. As stated, the products and systems it markets are unique, and protected by worldwide patents.

Iflor can live for many years and the market can consume millions of pieces.

The communication can fulfil the promises made (utility, quality, exclusivity, right price, marketing, name, packaging, advertising, etc.) and must create an interesting product and the distribution must permit to the final user to find the product without difficulties.

With all these premises, Trim Holding Corporation wants to give the distribution and the exclusive sales of Iflor to commercial entities that present in the market with its own products, and its own trademarks.

Pricing

The product which is currently being marketed is the Iflor device. A purchase price of US$8 has been determined, for sale to the distributors at US$18, and to the end user at US$60.

A validated estimate regarding the marketing of these products, given the potentially favourable reception from the market, has shown that over a ten-year period, Trim Holding Corporation could achieve a substantial turnover.

Marketing

Trim Holding Corporation is active on the international market, particularly in the sectors of personal care and environmental quality. It has no competitors in this particular production industry segment.

Trim Holding Corporation markets and offers guarantees for its machinery and systems, in an innovative context based on quality service and a fair, honest profit.

Among other things, careful and detailed analysis of the selling techniques applied to the product have been performed both through newspapers and through the television. There have been surveys, "door to door" sales drives and sales through the associations such as non profit organizations, shopping centers, chemist's shops, herbalist's shops, medical product's shops, orthopaedics, hairdresser's shops, optical shops, sportswear shops, footwear shops, household objects shops, hospitals, rest homes and nursing homes, welfare centers for disabled people, fairs, gyms, health centers and various other locations.

These analyses allowed to establish that Iflor, not only for its curious and winning shape, but also for its original ways of application, is an authentic and absolute innovation and it can be sold everywhere by everyone, in every direct or indirect ways, by its own or in association with other products and also as gadget.

It has taken five years to reach the high quality and the high dependability of Iflor and, notwithstanding the investment of considerable energies (not only financial) The Company can certify that:

- Iflor truly functions as advertised and it is a device that has no equals in the world (it speaks for itself);
- Iflor is really "the Colombo egg" that can generate psycho-physical benefits and significant earnings for every person who desires to commercialise the product all around the world.

Iflor has been extensively marketed in Italy over the last several years and has already been used by thousands of people and it is in the center of the attention of professionals and qualified people in the medical field.

Iflor has been displayed at a number of national and international events, at universities, the Gran Design Show in Milan by the company BAYER (and other BAYER's Shows), the 14th edition of Exposanità in Bologna, and has won a gold medal at the 32nd International Show for the Invention in Geneva. During these events it was highly appreciated by many visitors who were eager to try it out for themselves.

Future Points of sale for IFLOR:

- World Traditional Fudokan Shotokan Karate Do Federation.
- Web Sale, Shopping centers, chemist's shops, herbalist's shops, medical product's shops, orthopaedics, sportswear shops, hospitals, rest homes and nursing homes, welfare centers for disabled people, gyms, health centers and Gadget for Companies.

Item 7 Description of Property

The Company does not own any real estate.

The Company leases its principal office at 330 Rayford Road, Suite 124, Spring, TX 77386 the term of the lease is 1 year (from March 1, 2007 to March 1, 2008). Lease payments are US$ 9250.00 per year. The lease contains renewal options.

The Company believes that its current facilities are adequate for its needs through the next six months, and that, should it be needed, suitable additional space will be available to accommodate expansion of the Company's operations on commercially reasonable terms, although there can be no assurance in this regard. There are no written agreements.

Determination of Offering Price

The management of the Company has determined the Offering Price in its sole discretion. Prior to the Offering, there will be 210,275,000, (two hundred ten million, two hundred seventy-five thousand) shares of common stock outstanding and 60,000,000 (sixty million) shares of preferred stock outstanding, implying a pre-offering enterprise valuation for the Company of $1,981,925,000. (210,275,000 x $7.00 common and 60,000,000 x $8.50 preferred). The management believes that this is an appropriate price for the Offering.

Salaries of Officers: The Company's officers, will receive the following annual salaries: Ronald James Abercrombie, the Chief Executive Officer, President and Chairman of the Board: $120,000; and Kara Abercrombie, Secretary of the Company: $36,000.

The proceeds from this offering will satisfy the Company's cash requirements for the next 12 months provided that the maximum is received. If less than the maximum is received, the Company may seek additional capital financing.

The Company reserves the right to vary the Use of Proceeds according to the actual amount raised and the timing thereof.

Dividend Policy: The Company has never declared or paid any cash dividends on its capital stock and does not expect to do so in the foreseeable future. The Company anticipates that all future earnings, if any, generated from operations will be retained by the Company to develop and expand its business. Any future determination with respect to the payment of dividends will be at the discretion of the Board of Directors and will depend upon, among other things, the Company's operating results, financial condition and capital requirements, the terms of then-existing indebtedness, general business conditions and such other factors as the Board of Directors deems relevant.

Item 8. Directors, Executive Officers and Significant Employees

The following table sets forth certain information regarding the executive officers and directors of the Company as of the date of this offering:

Name	Positions with the Company	Age	Position Held Since
Ronald James Abercrombie	President, Chief Executive Officer, Chairman of the Board, and Director	58	2006
Kara Abercrombie	Secretary, Treasurer, Chief Financial Officer and Director	27	2006

Ronald James Abercrombie, Chief Executive Officer, Chairman of the Board and Director
8524 North Highway 6, No. 265, Houston, TX 77095
281-685-9993

Mr. Abercrombie has been involved in several start-up companies and has been directly involved in the development stages of these companies: Double A Drilling (1979), IDK Drilling & Well Services (1982), APEX Minerals (1982), Rockwell Energy (1983), North American Minerals (1989), ATI Turbine Engine Sales & Service (1994), AeroLink Airport Services (1995), Access Holdings (1996), Avfuels (1997), Global Link Technologies, Omni Roof Tile Manufacturing (2002), Oasis Trading Group (2004) and PROEX Energy Management (2006). Mr. Abercrombie's job responsibilities at Trim Holding Corporation are to preside over the Board of Directors meetings as Chairman, act as a Director of the Company, manage the day to day operations of the Company, direct, manage, oversee and implement the filings for application to the relevant Regulating Bodies to get TRIM Holding Corporation approved for public trading on the Pink Sheet, and integrate all business activities and communications between the USA office and the Italian affiliated entities. Mr. Abercrombie has a B.S. degree in Business Management, Oklahoma University-1972.

Kara Abercrombie, Secretary, Treasurer, Chief Financial Officer and Director
17417 Red Oak Dr., No 113, Houston, TX 77090
281-685-8132

Ms. Abercrombie's job responsibilities are to act as Secretary and Treasurer of the Company, act as a Director of the Company and assist the President in all activities that he has in association with Company business. Ms. Abercrombie graduated from North Houston High School in 1997.

Board Composition: The Board of Directors is currently comprised of two directors. The directors are Ronald James Abercrombie and Kara Abercrombie. At each annual meeting of stockholders, the successors to directors whose term will then expire will be elected to serve from the time of election and qualification until the second annual meeting following election.

Each officer is elected by and serves at the discretion of the Board of Directors. Each of the Company's officers and directors devotes substantially full time to the affairs of the Company. Ronald James Abercrombie (President/Director) is the father of Kara Abercrombie (Secretary/Director).

No other shareholders of the Company are related by blood or marriage.

Director Compensation: Directors receive no cash remuneration for serving on the Board of Directors but are to be reimbursed for reasonable expenses incurred by them in attending meetings of the Board of Directors and Audit Committee.

Limitation of Liability and Indemnification Matters: The Company's Certificate of Incorporation limits the liability of its directors for monetary damages arising from a breach of their fiduciary duty as directors, except to the extent otherwise required by the Nevada corporate law. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

The Company's bylaws provide that the Company shall indemnify its directors and officers to the fullest extent permitted by Nevada law, including in circumstances in which indemnification is otherwise discretionary under Nevada law. The Company has also entered into indemnification agreements with its officers and directors containing provisions that may require the Company, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance if available on reasonable terms.

At present, there is no pending litigation or proceedings involving any director, officer, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

Item 9. Remuneration of Directors and Officers

The following table sets forth certain information regarding the aggregate remuneration of each of the three highest paid persons who are directors or executive officers as a group during Company's last fiscal year:

Name of individual or identity of group	Capacities in which remuneration was received	Aggregate remuneration
Ronald James Abercrombie	President, Chief Executive Officer and Chairman of the Board	$120,000
Kara Abercrombie	Secretary, Treasurer, Chief Financial Officer and Director	$36,000

Item 10. Security Ownership of Management and Certain Shareholders

The following table sets forth certain information with respect to voting securities held of record regarding each of the three highest paid persons who are directors or executive officers as a group, all officers and directors as a group and any shareholder who owns more than 10% of any class of the Company's security:

Title of Class	Name and Address of Owner	Title	Amount Owned Before Offering	Percentage of Issued Common Stock
	Ronald James Abercrombie 8524 North Hwy. 6, No. 265, Houston, TX 77095	President, Chief Executive Officer, Chairman of the Board and Director	0	0.00%
	Kara Abercrombie 17417 Red Oak Dr., No. 113, Houston, TX 77090	Secretary, Treasurer, Chief Financial Officer and Director	0	0.00%
Common Stock	Allkey U.K. LTD (Mrs. Mariaemma Trivella) (Mr. Luciano Marinelli) 57-61 Market Place Cannock-Staffordshire, Birmingham, England WS11 1BP	Shareholder	100,000,000	37.00%
Preferred Stock	Allkey U.K. LTD (Mrs. Mariaemma Trivella) (Mr. Luciano Marinelli) 57-61 Market Place Cannock-Staffordshire, Birmingham, England WS11 1BP	Shareholder	30,000,000	11.10%
Common Stock	Genius Technology U.K. LTD (Mrs. Mariaemma Trivella) (Mr. Luciano Marinelli) 57-61 Market Place Cannock-Staffordshire,	Shareholder	100,000,000	37.00%

	Birmingham, England WS11 1BP			
Preferred Stock	Genius Technology U.K. LTD (Mrs. Mariaemma Trivella) (Mr. Luciano Marinelli) 57-61 Market Place Cannock-Staffordshire, Birmingham, England WS11 1BP	Shareholder	30,000,000	11.10%

Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities. Common Stock subject to options currently exercisable or exercisable within 60 days of June 30, 2007 are deemed outstanding for purposes of computing the percentage ownership of the person holding such option but are not deemed outstanding for purposes of computing the percentage ownership of any other person. Except where indicated, and subject to community property laws where applicable, the persons in the table above have sole voting and investment power with respect to all Common Stock shown as beneficially owned by them.

Common Stock: As of the date of this registration statement, there were 210,275,000 (two hundred ten million, two hundred seventy-five thousand) shares of Common Stock outstanding that were held of record. There will be a maximum of 260,275,000 million shares of Common Stock outstanding after giving effect to the sale of the shares of Common Stock to the public offered hereby.

The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefore. In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable, and the shares of Common Stock to be issued upon completion of this Offering will be fully paid and non-assessable.

Item 11. Interest of Management and Others in Certain Transactions

None

There were no transactions to which the Company was a party in the previous two years or any proposed transactions that any director, officer, nominee director, principal security holder or relative of the foregoing has a direct or indirect material interest in.

Item 12. Securities Being Offered

A maximum of 50,000,000 common shares are being offered to the public at $7.00 per share. There is no minimum.

A maximum of $350,000,000 USD will be received from the offering. The insiders will hold 210,275,000 shares of common stock and 60,000,000 shares of preferred stock.. This means that about 15.61% of the Company will be held by the public, assuming that all shares are sold in the offering. The Company does not have an underwriter.

Of the shares (the "Shares") of Common Stock, par value $ 7.00 per share ("Common Stock"), of the Company offered hereby (the "Offering"), all shares are being offered by the Company and no shares are being offered by stockholders of the Company. The Company will receive all proceeds from the sale of shares of Common Stock, after expenses.

Dividend Policy: The Company has never declared or paid any cash dividends on its capital stock and does not expect to do so in the foreseeable future. The Company anticipates that all future earnings, if any, generated from operations will be retained by the Company to develop and expand its business. Any future determination with respect to the payment of dividends will be at the discretion of the Board of Directors and will depend upon, among other things, the Company's operating results, financial condition and capital requirements, the terms of then-existing indebtedness, general business conditions and such other factors as the Board of Directors deems relevant.

Voting Rights: The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefore.

Liquidation Rights: In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, if any, then outstanding.

Preemptive and/or Conversion Rights: The Common Stock has no preemptive or conversion rights or other subscription rights.

Redemption and/or Sinking Fund Provisions: There are no redemption or sinking fund provisions applicable to the Common Stock.

Liability to Further Calls or Assessment by Company: There are no calls. Upon a liquidation of our company, our creditors will be paid before any distribution to holders of common stock. The holders of common stock would be entitled to receive a pro rata distribution per share of any excess amount.

All outstanding shares of Common Stock are fully paid and non-assessable, and the shares of Common Stock to be issued upon completion of this Offering will be fully paid and non-assessable.

Transfer Agent and Registrar: The Transfer Agent and Registrar for the Common Stock Bay City Transfer Agency and Registrar located at 300 Center Ave., Suite 202B, Bay City, MI 48708 and its telephone number is: 989 891-9720.

Shares Eligible for Future Sale: Upon completion of this Offering, the Company will have approximately 260,275,000 shares of Common Stock outstanding if the maximum is sold. All of the common shares sold in this Offering are freely tradable under an exemption from registration. The remaining 210,275,000 shares of Common Stock are deemed "restricted securities" under Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 promulgated under the Securities Act, which rule is summarized below.

In general, under Rule 144, beginning approximately 90 days after the effective date of the Offering Statement of which this Prospectus is a part, a stockholder, including an Affiliate, who has beneficially owned his or her restricted securities (as that term is defined in Rule 144) for at least one year from the later of the date such securities were acquired from the Company or (if applicable) the date they were acquired from an Affiliate, is entitled to sell, within any three-month period, a number of such shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock (approximately 2,602,750 shares immediately after this Offering) or the average weekly trading volume in the Common Stock during the four calendar weeks preceding the date on which notice of such sale was filed under Rule 144, provided certain requirements concerning availability of public information, manner of sale and notice of sale are satisfied. In addition, under Rule 144(k), if a period of at least two years has elapsed between the later of the date restricted securities were acquired from the Company, a stockholder who is not an Affiliate of the Company at the time of sale and has not been an Affiliate of the Company for at least three months prior to the sale is entitled to sell the shares immediately without compliance with the foregoing requirements of Rule 144.

No prediction can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price of the Common Stock prevailing from time to time. The Company is unable to estimate the number of shares that may be sold in the public market pursuant to Rule 144, since this will depend on the market price of the Common Stock, the personal circumstances of the sellers and other factors. Nevertheless, sales of significant amounts of the Common Stock of the Company in the public market could adversely affect the market price of the Common Stock and could impair the Company's ability to raise capital through an offering of its equity securities.

Additional Information: The Company intends to furnish to its stockholders annual reports containing audited consolidated financial statements examined by an independent accounting firm and quarterly reports for the first three quarters of each fiscal year containing interim un-audited consolidated financial information.

The management of the Company has arbitrarily determined the Offering Price in its sole discretion. The management believes that this is an appropriate price for the Offering.

Part Financial Statements

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our financial statements and the notes thereto appearing elsewhere in this report. This report contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We caution you that forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from the statements that constitute forward-looking statements as a result of various factors.

Introduction and Nature of Business

The main activities of Trim Holding Corporation are based on research and development of its innovative technologies, the production and sale of new products and/or systems for commercial application into the market and user marketplace.

Trim Holding Corporation is active in various industries and has acquired an exclusive worldwide license for patents and know-how (Separator System: www.separatorsystem.com), for the production and exclusive international distribution of certain machinery, systems and products specifically named Iflor, Family Separator, Autoload System, Central Systems, and Master Separator.

Overview

Selected Financial Data

For the six months ended June 30, 2007

RESULTS OF OPERATIONS:	June 30, 2007
Total revenues	$ 0
Net loss	$ (84,585)
Net loss attributable to common stockholders	$ (84,585)
Loss per average weighted share outstanding	
Basic	$ (0.0004)
Diluted	$ (0.0003)
Weighted average shares outstanding	
Basic	210,275,000
Diluted	270,275,000

SUBSEQUENT EVENTS
N/A

MANAGEMENT SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Las Vegas, State of Nevada, on this 1 day of November, 2007.

TRIM HOLDING CORPORATION

By: [signature]
Ronald J. Abercrombie, President, Chief Executive Officer and Director

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Ronald J. Abercrombie, his true and lawful attorneys-in-fact and agents with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Offering Statement, and to sign any registration statement for the same offering covered by this Offering Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS OFFERING STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

[signature]
Ronald J. Abercrombie, President, Chief Executive Officer, and Director
November 1, 2007

[signature]
Kara Abercrombie, Secretary, Treasurer and Chief Financial Officer
November 1, 2007

Trim Holding Corporation
(A Development Stage Company)

UNAUDITED FINANCIAL STATEMENTS

June 30, 2007

Trim Holding Corporation
(A Development Stage Company)

FINANCIAL STATEMENTS

UNAUDITED

TABLE OF CONTENTS

	Page No
Balance Sheet June 30, 2007 and December 31, 2006	1
Statement of Operations For three months ended June 30, 2007, for six months ended June 30, 2007 and (from inception) July 1, 2006 to June 30, 2007	2
Statement of Changes in Stockholders' Equity and Accumulated Deficit For the period July 1, 2006 to June 30, 2007	3
Statement of Cash Flows For the six months ended June 30, 2007 and (from inception) July 1, 2006 to June 30, 2007	4
Notes to Financial Statements	5-8

Trim Holding Corporation
(A Development Stage Company)
BALANCE SHEET

ASSETS

		June 30, 2007		December 31, 2006
CURRENT ASSETS				
Cash	$	25,054	$	178
Total Current Assets		25,054		178
TOTAL ASSETS	$	25,054	$	178

LIABILITIES AND STOCKHOLDERS EQUITY

		June 30, 2007		December 31, 2006
LIABILITIES AND EQUITY				
CURRENT LIABILITIES				
Accounts Payable	$	29,430	$	-
Total Current Liabilities		29,430		-
TOTAL LIABILITIES		29,430		-
STOCKHOLDERS' EQUITY				
Preferred Stock $ 8.50 par value; 100,000,000 shares authorized, 60,000,000 shares issued and outstanding		510,000,000		510,000,000
Common Stock $ 7.00 par value; 400,000,000 shares authorized, 210,275,000 shares issued and outstanding		1,471,925,000		1,471,925,000
Additional Paid-in Capital		175,355		95,325
Accumulated Deficit		(1,982,104,731)		(1,982,020,147)
Total Stockholders' Equity		(4,376)		178
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	25,054	$	178

The accompanying notes are an integral part of these financial statements

Trim Holding Corporation
(A Development Stage Company)
STATEMENT OF OPERATIONS

	For three months ended June 30, 2007	For six months ended June 30, 2007	July 1, 2006 (inception) to June 30, 2007
INCOME			
	$ -	$ -	$ -
Total Income	-	-	-
OPERATING EXPENSES			
Administrative Expenses	12,651	19,046	2,006,607
Professional Fees	21,214	65,539	98,125
Total Operating Expenses	33,865	84,585	2,104,732
LOSS FROM OPERATIONS	(33,865)	(84,585)	(2,104,732)
OTHER EXPENSE			
Write off Pre-Paid Licenses	-	-	(1,980,000,000)
Total other expenses	-	-	(1,980,000,000)
NET LOSS	$ (33,865)	$ (84,585)	$ (1,982,104,732)
LOSS PER AVE. WEIGHTED SHARE OUTSTANDING			
Basic	$ (0.0002)	$ (0.0004)	$ (10.3107)
Diluted	$ (0.0001)	$ (0.0003)	$ (8.2888)
WEIGHTED AVERAGE SHARES OUTSTANDING			
Basic	210,275,000	210,275,000	192,237,709
Diluted	270,275,000	270,275,000	239,130,215

The accompanying notes are an integral part of these financial statements

TRIM HOLDING CORPORATION
(A Development Stage Company)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY AND ACCUMULATED DEFICIT
FOR THE PERIOD JULY 1, 2006 TO JUNE 30, 2007

	Preferred Stock		Common Stock		Additional Paid In	Accumulated	
	Shares	Value	Shares	Value	Capital	Deficit	Total
Shares Issued for licenses	60,000,000	$ 510,000,000	-	$ -	$ -	$ -	$ 510,000,000
Shares Issued for licenses	-	-	210,000,000	1,470,000,000	-	-	1,470,000,000
Shares Issued for Services	-	-	275,000	1,925,000	-	-	1,925,000
Cash Received	-	-	-	-	95,325	-	95,325
Net Loss	-	-	-	-	-	(1,982,020,147)	(1,982,020,147)
Balance at December 31, 2006	60,000,000	$ 510,000,000	210,275,000	$ 1,471,925,000	$ 95,325	$ (1,982,020,147)	$ 178
Cash received	-	-	-	-	80,030	-	80,030
Net Income (Loss)	-	-	-	-	-	(84,584)	(84,584)
Balance at June 30, 2007	60,000,000	$ 510,000,000	210,275,000	$ 1,471,925,000	$ 175,355	$ (1,982,104,731)	$ (4,376)

The accompanying notes are an integral part of these financial statements

TRIM HOLDING CORPORATION
(A Development Stage Company)
STATEMENT OF CASH FLOWS

	For six Months Ended June 30, 2007	July 1, 2006 (inception) to June 30, 2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$ (84,584)	$ (1,982,104,731)
Adjustments to reconcile net loss to cash from operating activities		
Accounts Payable	29,430	29,430
Cash flows from operating activities	(55,154)	(1,982,075,301)
CASH FLOWS FROM FINANCING ACTIVITIES		
Additional paid in capital	80,030	175,355
Common shares	-	1,471,925,000
Preferred shares	-	510,000,000
Net cash provided by financing activities	80,030	1,982,100,355
Net cash increase (decrease) for period	24,876	25,054
CASH AND EQUIVALENTS - Beginning of period	178	-
CASH AND EQUIVALENTS - End of period	$ 25,054	$ 25,054

The accompanying notes are an integral part of these financial statements

Trim Holding Corporation – Notes to Unaudited Financial Statements
(A Development Stage Company)

NOTE 1 – NATURE OF BUSINESS AND BASIS OF PRESENTATION

Nature of Business - MyPie Communications Inc., was incorporated in Canada on January 26, 2005 under the Canada Business Corporations Act.

As of July 27, 2006 MyPie Communications Inc. effected a change in its jurisdiction of incorporation to the State of Nevada, USA and is in the process of filing the required documents to become publicly traded.

Concurrent with this change the Company changed its name to Trim Holding Corporation and appointed Ronald J. Abercrombie as Director, President & CEO and Kara Abercrombie as Director, Secretary & Treasurer.

The Company's corporate location is in Spring, Texas, U.S.A.

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. However, it has sustained continued operating losses and lacks sources of revenue, which creates uncertainty about the Company's ability to continue operations as a going concern. The Company's ability to continue operations as a going concern, and to realize its assets and discharge its liabilities is dependent upon obtaining financing sufficient for continued operations as well as the achievement and maintenance of a level of profitable operations. It expects to raise capital in order for it to continue operations. Management believes that the current business plan, if successfully implemented, may provide the opportunity for the Company to continue as a going concern.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates - The preparation of financial statements, in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents – Cash and cash equivalents include cash on hand, cash on deposits and all short-term highly liquid investments purchased with remaining maturities of three months or less.

Loss per Share – Basic loss per share is computed by dividing net loss by the weighted-average number of common shares outstanding for the period. Diluted loss per share is computed by dividing net loss by the weighted average number of common and preferred shares outstanding for the period.

Income Taxes - The Company provides for income taxes in accordance with SFAS 109, Accounting for Income Taxes. SFAS 109 prescribes the use of the liability method. Deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and the tax basis of assets and liabilities and are measured using the enacted statutory tax rates in effect at the balance sheet date. The Company records a valuation allowance to reduce its deferred tax assets when uncertainty regarding their realizability exists. There have been no material income tax transactions during the development stage of the business.

New Accounting Pronouncements – In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 142. This statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes Accounting Principles Board ("APB") opinion No. 17, Intangible Assets. It addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This Statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

recognized in the financial statements. Management accepted the recommendation of and is in accordance with SFAS 142 for goodwill. (See note 3)

In December 2004, FASB issued SFAS No. 123R, Share-Based payment. This Statement is a revision of SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. SFAS No. 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. The Statement requires entities to recognize compensation expense for awards of equity instruments to employees based on the grant-date fair value of those awards (with limited exceptions). SFAS No. 123R is effective for the first quarter of the first annual reporting period that begins after June 15, 2005. The Company will adopt SFAS No. 123R on January 1, 2006 using the modified-prospective method.

On November 29, 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment of Accounting Research Bulletin No. 43, Chapter 4. SFAS No. 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. SFAS No. 151 is effective for inventory costs incurred during years beginning after June 15, 2005. Management does not believe adoption of SFAS No. 151 will have a material effect on the financial position, results of operations or cash flows.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections. SFAS No. 154 replaces APB Opinion No. 20, Accounting Changes and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS No. 154 requires companies to apply a retrospective application for reporting a change in accounting principle and differentiates a retrospective application from a restatement. This Statement also carries forward the guidance from APB Opinion No. 20 regarding the correction of an error and changes in accounting estimates. Management does not anticipate any impact on the financial statements from the adoption of this Statement.

NOTE 3 – INVESTMENTS

The main activities of Trim Holding Corporation are based on research and development of its innovative technologies, the production and sale of new products and/or systems for commercial application into the market and user marketplace.

As of November 5, 2006, the Company signed ten year contracts with two United Kingdom firms, Allkey UK Ltd. and Genius Technology UK Ltd. for world exclusive licenses for the following products:

(1) IFLOR - **www.iflor.com**. A massaging appliance, without counter-indications, which may be used with or without the help of the hands in any circumstances of time or place.

(2) FAMILY SEPARATOR - **www.familyseparator.com**. An ecological domestic appliance, of modest size, reliable, safe, hygienic and easy to install, which sorts, reduces, separates and compacts refuse (with reduction of volumes of 80%), in home and public environments. The upper flat part of Family Separator opens and makes it possible to introduce, in the appropriate cavity, the household waste made up of organic materials, paper, plastic, glass, cloth, metals, etc. After the passage of the refuse from the said cavity to the mechanisms for sorting, reduction and separation, the materials thus reduced and sub-divided are automatically passed to an appropriate chamber for compacting and then to the compartmentalized recovery bag underneath.

(3) AUTOLOAD SYSTEM - **www.autoloadsystem.com.** An automatic system which among other things performs the task of recovering the refuse accumulated in the bags of the Family Separator, and once they have been emptied, automatically proceeds to washing and sterilizing them.

NOTE 3 – INVESTMENTS (CONTINUED)

(4) CENTRAL SISTEMI - **www.centralsistemi.com**. Installation capable of emptying the various materials from the compartments of the Autoload System which after selection, channels them through appropriate hoppers towards the master Separator, where they are treated and prepared to be sent to the various users. In addition, the emptied compartments are washed and sterilized automatically.

(5) MASTER SEPARATOR - **www.masterseparator.com**. Installation using a revolutionary procedure which separates the organic and / or inorganic materials, and represents one of the major novelties in the field of the separation of solid, gaseous and liquid micro-particles, and offers the real possibility of respecting, in the case of organic materials, the basic organoleptic properties without damaging the chemical structure of the molecules. Also, it makes it possible to exploit alternative sources of energy, with relation to the principal sectors of the chemical, pharmaceutical, and food (human and animal) industries, through the general transformation of organic and inorganic products through the use of refuse and agro – industrial waste and / or biomass in general.

Through testing at the international level, these products represent an unquestionable advance in the state of the art of separating and extracting basic elements.

In exchange for these World Exclusive Licenses, Trim Holding Corporation transferred 260 million of its own shares, of which 200 million shares of common stock with a par value of $7.00 were each valued at $1,400,000,000 and 60 million shares of Preferred Stock with a par value of $8.50 were each valued at $510,000,000.

As a part of the exchange, Trim Holding Corporation will pay Allkey UK Ltd. and Genius Technology UK Ltd. equal to 5% on the gross annual profits generated from IFLOR and royalty equal to 1.5% on the gross annual profits generated from KNOW HOW – SEPARATOR SYSTEM for a period of 10 years (up to December 31, 2016). This was stated as per the agreement signed between Allkey UK Ltd., Genius Technology UK Ltd. and Trim Holding Corporation as of November 5, 2006.

As of November 10, 2006 the Company signed a five year contract with Matri S.r.l, whereby Matri Sr.l will supply to Trim Holding Corporation the product Blue IFLOR on an exclusive basis. Trim Holding Corporation is entitled to sell this product worldwide except in Italy. In exchange for this contract, Trim Holding Corporation issued 10,000,000 common shares with a par value of $7.00 to Matri S.r.l.. These shares were valued at $70,000,000.

As of December 1, 2006 Matteo Bignotti a Chartered Public Accounting and Tax Consulting firm of Brescia (Italy) was commissioned by Allkey UK Ltd. and Genius Technology UK Ltd. to determine the fair value, attributable to the commercial licenses held by the companies on that date.

As of December 20, 2006, Matteo Bignotti, C.P.A. estimated the fair value of the licenses for patents, know-how and industrial secrets to be $ 676,000,000, gross of any taxes and any other related expenses.

As of December 31, 2006 the value of prepaid licenses was $1,980,000,000. However, on December 31, 2006, management wrote-off this asset as Management was unable to determine (1) a fair market value as there were no comparable businesses to support such valuations and (2) their estimated useful lives.

NOTE 4 – LOSS PER SHARE

As of June 30, 2007, the basic loss per share is ($10.3107) based on a weighted average of 192,237,709 shares outstanding and the diluted loss per share is ($8.2888) based on a weighted average of 239,130,215 shares outstanding.

NOTE 5 – STOCKHOLDERS' DEFICIT

The Company is authorized to issue a maximum of 400,000,000 shares of common stock with a par value of $7.00 and 100,000,000 shares of preferred stock with a par value of $8.50. These preferred shares are convertible at an exchange rate of 1:1.25 after a 12 month period.

Between July 31 and September 30, 2006, the Company received $95,325 in cash to pay for legal fees and to open two bank accounts. This is classified on the Balance Sheet as Additional Paid in Capital.

On December 31, 2006 there were 60,000,000 preferred shares issued for pre-paid licensing agreements and were valued at $ 510,000,000.

On December 31, 2006, there were 210,275,000 common shares issued of which 210,000,000 were for pre-paid licensing and 275,000 shares were for administrative services. These shares were valued at $1,471,925,000.

In March 2007, the Company received $79,930 in cash to pay for some administrative expenses. The balance was left in the bank account to cover other expenses as needed. This is classified on the Balance Sheet as Additional Paid in Capital.

On April 2, 2007 the Company received $100 in cash to open another bank account. This is also classified on the Balance Sheet as Additional Paid in Capital.

The accumulated deficit at June 30, 2007 was $1,982,104,731.

NOTE 6 – SUBSEQUENT EVENTS

On August 7, 2007 there were 100,000 common shares issued for administrative services. These shares were valued at $700,000.

SECRETARY OF STATE


NEVADA
STATE OF NEVADA

CORPORATE CHARTER
(CONVERSION)

I, DEAN HELLER, the duly elected and qualified Nevada Secretary of State, do hereby certify that **TRIM HOLDING CORPORATION** did on July 27, 2006 file in this office the Convert In and Articles of Incorporation; that said Articles are now on file and of record in the office of the Secretary of State of the State of Nevada, and further, that said Articles contain all the provisions required by the law of said State of Nevada.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office, on July 27, 2006.


NEVADA

DEAN HELLER
Secretary of State

By

Certification Clerk



DEAN HELLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Articles of Conversion
(PURSUANT TO NRS 92A.205)
Page 1

Entity #
E0555542006-4
Document Number:
20060475390-06
Date Filed:
7/27/2006 8:00:21 AM
In the office of
Dean Heller
Secretary of State

ABOVE SPACE IS FOR OFFICE USE ONLY

Articles of Conversion
(Pursuant to NRS 92A.205)

1. Name and jurisdiction of organization of constituent entity and resulting entity:

MyPie Communications Corp.
Name of *constituent* entity

Ontario, Canada — Jurisdiction
Corporation — Entity type *

and,

Trim Holding Corporation
Name of *resulting* entity

Nevada
Corporation

2. A plan of conversion has been adopted by the constituent entity in compliance with the law of the jurisdiction governing the constituent entity.

3. Location of plan of conversion: (check one)

☐ The entire plan of conversion is attached to these articles.

☒ The complete executed plan of conversion is on file at the registered office or principal place of business of the resulting entity.

☐ The complete executed plan of conversion for the resulting *domestic limited partnership* is on file at the records office required by NRS 88.330.

* corporation, limited partnership, limited-liability limited partnership, limited-liability company or business trust



DEAN HELLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Articles of Conversion
(PURSUANT TO NRS 92A.205)

Page 2

ABOVE SPACE IS FOR OFFICE USE ONLY

4. **Forwarding address where copies of process may be sent by the Secretary of State of Nevada (If a foreign entity is the resulting entity in the conversion):**

   Attn: Billie Cnudde

   c/o: Circletex Corp.

   300 Center Ave. Ste. 202

   Bay City, MI 48708

5. **Effective date of conversion (optional) (not to exceed 90 days after the articles are filed pursuant to NRS 92A.240)*:** Upon reciept

6. **Signatures – must be signed by each foreign and domestic constituent entity as follows:**

   An officer of each corporation whether or not for profit; all general partners of each limited partnership or limited-liability limited partnership; a manager of each a limited-liability company with managers or by one member if without managers; a trustee of a business trust; a managing partner of a limited-liability partnership; by one partner of a general partnership.

MyPin Communications Corp.
Name of constituent entity

[signature] Vice President & Director 7/27/2006
Signature Title Date

* Pursuant to NRS 92A.205(4) if the conversion takes effect on a later date specified in the articles of conversion pursuant to NRS 92A.240, the constituent document filed with the Secretary of State pursuant to paragraph (b) subsection 1 must state the name and the jurisdiction of the constituent entity and that the existence of the resulting entity does not begin until the later date. **This statement must be included within the resulting entity's articles.**

Filing Fee $350.00

This form must be accompanied by appropriate fees.



Industry Canada
Corporations Canada
9th floor
Jean Edmonds Towers South
365 Laurier Avenue West
Ottawa, Ontario K1A 0C8

Industrie Canada
Corporations Canada
9e étage
Tour Jean Edmonds sud
365, avenue Laurier ouest
Ottawa (Ontario) K1A 0C8

CANADA

CANADA BUSINESS CORPORATIONS ACT
LOI CANADIENNE SUR LES SOCIÉTÉS PAR ACTIONS

(Section 188(1))

MyPie Communications Corp.	634107-1
Name of corporation - Dénomination de la société	Corporation number - Numéro de la société

Having considered the proposed continuation of the above-named corporation in the jurisdiction of Nevada, I am satisfied that such continuation will not adversely affect creditors or shareholders of the corporation. Upon receipt of satisfactory notice of the continuation a Certificate of Discontinuance will be issued.

This letter is valid for 90 days.

Ayant examiné la demande de prorogation de la société susmentionnée sous le régime de l'autorité législative de Nevada, je suis convaincu qu'une telle prorogation ne portera pas préjudice aux créanciers ou aux actionnaires de la société. Dès réception de l'avis attestant de la prorogation, un certificat de changement de régime sera délivré.

La présente lettre est valide pour 90 jours.

Date: July 21, 2006 / le 21 juillet 2006

Richard G. Shaw
Director - Le directeur
Canada Business Corporations Act - Loi canadienne sur les sociétés par actions



DEAN HELLER
Secretary of State
206 North Carson Street
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Entity # E0555542006-4
Document Number: 20060475392-28
Date Filed: 7/27/2006 8:00:21 AM
In the office of
Dean Heller
Secretary of State

Articles of Incorporation
(PURSUANT TO NRS 78)

Important. Read attached instructions before completing form. ABOVE SPACE IS FOR OFFICE USE ONLY

1. Name of Corporation:	Trim Holding Corporation
2. Resident Agent Name and Street Address: (must be a Nevada address where process may be served)	Incorp Services, Inc. (Name) 3155 East Patrick Lane - Suite 1, Las Vegas, NEVADA 89120-3481 (Street Address, City, Zip Code) x PO Box 9326 Houston, TX 77387
3. Shares: (number of shares corporation authorized to issue)	Number of shares with par value: 500,000,000 Par value: $ 0.0001 Number of shares without par value: 0
4. Names & Addresses of Board of Directors/Trustees: (attach additional page if there is more than 3 directors/trustees)	1. Ronald J. Abercrombie (Name) 8524 N. Highway 6, No. 265, Houston, TX 77387 (Street Address, City, State, Zip Code) 2. Name / Street Address / City / State / Zip Code 3. Name / Street Address / City / State / Zip Code
5. Purpose: (optional-see instructions)	The purpose of this Corporation shall be: The purpose for which the corporation is organized are to engage primarily in any (cont'd on next page)
6. Names, Address and Signature of Incorporator. (attach additional page if there is more than 1 incorporator)	Billie Crudde (Name) Signature 300 Center Ave. Ste. 202, Bay City, MI 48708 (Address, City, State, Zip Code)
7. Certificate of Acceptance of Appointment of Resident Agent:	I hereby accept appointment as Resident Agent for the above named corporation. X Authorized Signature of R. A. or On Behalf of R. A. Company Date: July 25, 2006

This form must be accompanied by appropriate fees. See attached fee schedule.

Article 3 continued...

1. The total number of shares of stock which the Corporation shall have authority to issue is 500,000,000 shares with a par value of $0.0001 per share and having a total stated capital of $50,000.00. Of the 500,000,000 shares, 100,000,000 to be listed as Class A Common Stock and 400,000,000 shares are to be Preferred Shares..

   The Board of Directors is authorized to issue the capital stock in one or more classes or one or more series of stock within any class thereof and which classes or series may have such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, shall be stated and expressed in the resolution or resolutions providing for the use issue of such stock adopted by the Board of Directors,

Article 5 continued...

5. type of business, investment or other pursuit or activity, whether retail or wholesale, whether commercial or industrial; and to perform any and all other lawful acts or purposes as are or may be granted to corporate entities under the laws of the State of Nevada and by any other state or foreign country. The corporation may conduct its business anywhere within the States of the United States or in any foreign country, without in any way limiting the foregoing powers. It is hereby provided that the corporation shall have the power to do any and all acts and things that may be reasonably necessary or appropriate to accomplish any of the foregoing purposes for which the corporation is formed.



DEAN HELLER
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684 5708
Website: secretaryofstate.biz

Entity #
E0555542006-4
Document Number:
20060475394-40

Date Filed:
7/27/2006 8:00:21 AM
In the office of

Dean Heller
Secretary of State

Resident Agent Acceptance

ABOVE SPACE IS FOR OFFICE USE ONLY

General instructions for this form:

1. Please print legibly or type; Black Ink Only.
2. Complete all fields.
3. Ensure that document is signed in signature field.

In the matter of Trim Holding Corporation
(Name of business entity)

I, Incorp Services, Inc.
(Name of resident agent)

hereby state that on July 25, 2006 (Date) I accepted the appointment as resident agent for the above named business entity. The street address of the resident agent in this state is as follows;

3155 East Patrick Lane - Suite 1
Physical Street Address

Suite number

Las Vegas
City

NEVADA

89120-3481
Zip Code

Optional:

N/A
Additional Mailing Address

N/A
Suite number

N/A
City

N/A
State

N/A
Zip Code

Signature:

X
Authorized Signature of R.A. or On Behalf of R.A. Company

7/25/06
Date



DEAN HELLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Entity #
E0555542006-4
Document Number:
20060484083-75

Date Filed:
7/28/2006 7:20:24 AM
In the office of

Dean Heller
Secretary of State

Certificate of Amendment
(PURSUANT TO NRS 78.385 and 78.390)

Important: Read attached instructions before completing form.

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation: Trim Holding Corporation

2. The articles have been amended as follows (provide article numbers, if available):

Article 3, paragraph 1: The total number of shares of stock which the Corporation shall have authority to issue is 500,000,000 shares with a par value of $0.0001 per share and having a total stated capital of $50,000. Of the 500,000,000 shares 400,000,000 to be listed as Class A Common Stock and 100,000,000 shares are to be Preferred Stock.

Article 4 shall include:

Kara Abercrombie, 8524 N. Highway 6, No. 265, Houston, TX 77387

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: 100%.*

4. Effective date of filing (optional): Upon Reciept
(must not be later than 90 days after the certificate is filed)

5. Officer Signature (required): [signature]

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.



DEAN HELLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Entity #
E0555542006-4
Document Number:
20060588259-95

Date Filed:
9/13/2006 1:10:52 PM
In the office of

Dean Heller
Secretary of State

Certificate of Amendment
(PURSUANT TO NRS 78.385 and 78.390)

Important: Read attached instructions before completing form. ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation: Trim Holding Corporation

2. The articles have been amended as follows (provide article numbers, if available):

Article #3 paragraph #1 reads as: 500,000,000 Par Value $0.0001 # without Par 0

The total number of shares of stock which the corporation shall have authority to issue is 500,000,000 shares with a par value of $0.0001 per share and having a total stated capital of $50,000.00.

Article #3 paragraph #1 shall read: 500,000,000 / Par Value $7.00 No. without par 0

The total number of shares of stock which the corporation shall have authority to issue is 500,000,000 shares with a par value of $7.00 per share and having a total stated capital of $3,500,000,000.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: A Majority

4. Effective date of filing (optional): Upon Receipt
(must not be later than 90 days after the certificate is filed)

5. Officer Signature (required): [signature]

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

BY-LAWS
OF
Trim Holding Corporation

a Nevada Corporation

ARTICLE I
OFFICES

Section 1. Principal Office. The principal office for the transaction of the business of the corporation is hereby fixed and located at:

330 Rayford Rd. No. 124
Spring, TX 77386

The Board of Directors is hereby granted full power and authority to change said principal office from one location to another in said state. Any such change shall be noted in the by-laws by the Secretary, opposite this section, or this section may be amended to state the new location.

Section 2. Other Offices. Branch or subordinate offices may at any time be established by the Board of Directors at any place or places where the corporation is qualified to do business or the business of the corporation may require.

ARTICLE II
MEETINGS OF SHAREHOLDERS

Section 1. Place of Meetings. All annual meetings of shareholders and all other meetings of shareholders shall be held either at the principal office of the corporation or at any other place within or without the State of Nevada as may be designated either by the Board of Directors pursuant to authority hereinafter granted to said Board or by the written consent of the shareholders entitled to vote at such meeting holding at least a majority of such shares given either before or after the meeting and filed with the Secretary of the corporation.

Section 2. Annual Meetings. The annual meetings of shareholders shall be held on such date not less than sixty (60) nor more than three hundred sixty (360) days after the end of the corporation's last preceding fiscal year, as the Board of Directors shall prescribe; provided, that if in any such year the annual meeting shall not have been held within such period, then it shall be held at 10:00 a.m. on the first Tuesday in the second month after the end of the three hundred sixty (360) day period; provided, however, that should said day fall on a legal holiday, then any such annual meeting of shareholders shall be held at the same time and place on the next day thereafter ensuing which is a full business day. Any such annual meeting may be held at any other time which may be designated in a resolution by the Board of Directors or by the written consent of the shareholders entitled to vote at such meeting holding at least a majority of such shares. At such annual meeting, directors shall be elected, reports of the affairs of the corporation shall be considered, and any other business may be transacted which is within the powers of the shareholders to transact and which may be properly brought before the meeting.

Written notice of each annual meeting shall be given to each shareholder entitled to vote, either personally or by mail or other means of written communication, charges prepaid, addressed to such shareholder at his address appearing on the books of the corporation or given by him to the corporation for the purpose of notice. If a shareholder gives no address, notice shall be deemed to have been given him if sent by mail or other means of written communication addressed to the place where the principal office of the corporation is situated. All such notices shall be sent to each shareholder entitled thereto not less than thirty (30) nor more than sixty (60) days before each annual meeting.

Section 3. Special Meetings. Special meetings of the shareholders for any purpose or purposes, unless otherwise prescribed by statute, may be called at any time by any Director, or by resolution of the Board of Directors, or by one or more shareholders holding not less than ten percent (10%) of the issued and outstanding voting shares of the corporation, or such meeting may be held at any time without call or notice upon unanimous consent of the shareholders. Except in special cases where other express provision is made by statute, notice of such special meetings shall be given in the same manner and pursuant to the same notice provisions as for annual meetings of shareholders. Notices or any special meeting shall state, in addition to the place, day and hour of such meeting, the purpose or purposes of the meeting. Business transacted at any special meeting of shareholders shall be limited to the purposes stated in the notice.

Section 4. List of Shareholders Entitled to Vote. The officer who has charge of the stock ledger of the corporation shall prepare and make, at least ten (10) days before every meeting of shareholders, a complete list of the shareholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each shareholder and the number of shares registered in the name of each shareholder. Such list shall be open to the examination of any shareholder for any purpose germane to the meeting during ordinary business hours for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any shareholder who is present.

Section 5. Quorum. The holders of one-third (1/3) of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the shareholders for the transaction of business, except as otherwise provided by statute or the Certificate of Incorporation of the corporation. When a quorum is present at any meeting, a majority of the shares represented thereat and entitled to vote thereat shall decide any question brought before such meeting. The shareholders present at a duly called or held meeting at which a quorum is present may continue to do business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

Section 6. Voting. At each meeting of shareholders each shareholder entitled to vote shall vote in person or by proxy and he shall have one (1) vote for each common share owned and 100 votes for every one (1) preferred share owned and registered in his name at the closing of the transfer books for such meeting, or the record date fixed for such meeting by the Board of Directors, as the case may be, or standing registered in his name at the time of such meeting if



neither a date for the closing of the transfer books nor a record date for such meeting has been fixed by the Board of Directors.

Section 7. Consent of Absentees. The transaction of any meeting of shareholders, either annual or special, however called and noticed, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present either in person or by proxy, and if, either before or after the meeting, each of the persons entitled to vote, not present in person, or by proxy, signs a written waiver of notice, or a consent to the holding of such meeting, or an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of the meeting.

Section 8. Action Without Meeting. Any action which, under any provisions of the laws of the State of Nevada or under the provisions of the Certificate of Incorporation or under these by-laws may be taken at a meeting of the shareholders, may be taken without a meeting if a record or memorandum thereof be made in writing and signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting for such purpose, and such record or memorandum be filed with the Secretary of the corporation and made a part of the corporate records.

Section 9. Proxies. Any shareholder entitled to vote or execute consents shall have the right to do so either in person or by one or more agents authorized by proxy. The appointment of a proxy shall be in writing and signed by the shareholder but shall require no other attestation and shall be filed with the Secretary of the corporation at or prior to the meeting. The termination of a proxy's authority by act of the shareholder shall, subject to the time limitation herein set forth, be ineffective until written notice of the termination has been given to the Secretary of the corporation. Unless otherwise provided therein, an appointment filed with the Secretary shall have the effect of revoking all proxy appointments of prior date.

ARTICLE III
DIRECTORS

Section 1. Powers. Subject to limitations of the Certificate of Incorporation, of the by-laws and of the laws of the State of Nevada as to action to be authorized or approved by the shareholders, and subject to the duties of directors as prescribed by the by-laws, all corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation shall be controlled by, the Board of Directors.

Section 2. Number, Election and Term of Office. The number of directors which shall constitute the whole Board shall be not less than one (1) nor more than nine (9) and subsequently, such number as may fixed from time to time by the Board of Directors. The directors shall be elected at each annual meeting of the shareholders; however, if any such annual meeting is not held or the directors are not elected thereat, the directors may be elected at any special meeting of shareholders held for that purpose. All directors shall hold office until their respective successors are elected. In the absence of a shareholders meeting, the current board may appoint a director or directors until their respective successors are elected by a meeting of the shareholders.



Section 3. Vacancies. Vacancies as well as authorized but unfilled board positions on the Board of Directors may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and each director so elected shall hold office until his successor is elected at an annual or a special meeting of the shareholders.

Section 4. Removal. Except as otherwise provided in the Certificate of Incorporation, By-Laws or by statute, the entire Board of Directors or any individual director may be removed from office with or without cause by vote of shareholders holding a majority of the outstanding shares entitled to vote at any annual or special meeting of shareholders. In case the entire Board or any one or more directors be so removed, new directors may be elected at the same meeting of shareholders. A director may be removed by a majority of the directors then in office, but such removal shall be confirmed by a vote of a shareholders holding a majority of the outstanding shares entitles to vote at any annual or special meeting of shareholders.

Section 5. Place of Meetings. Regular meetings of Board of Directors shall be held at any place within or without the State of Nevada as may be designated from time to time by resolution of the Board of Directors or by the written consent of all members of the Board. In the absence of such designation, regular meetings shall be held at the principal office of the corporation. Special meetings of the Board may be held either at a place so designated or at the principal office.

Section 6. Regular Meetings. A regular annual meetings of the Board of Directors for the purpose of election of officers of the corporation and the transaction of any other business coming before such meeting shall be held each year immediately following the adjournment of the annual shareholder's meeting and no notice of such meeting to the elected directors shall be necessary in order to legally constitute the meeting, provided a majority of the whole Board shall be present. If a majority of the Board shall not be present, then such regular annual meeting may be held at such time as shall be fixed by the consent, in writing, of all of the directors. Other regular meetings of the Board may be held without notice at such time as shall from time to time be determined by the Board.

Section 7. Special Meetings. Special meetings of the Board of Directors for any purpose or purposes shall be called at any time by the President or, if he is absent or unable to act, by any Vice President or by any two upon three (3) days written notice. No business shall be considered at any special meeting other than the purposes stated in the notice given to each director of the meeting, except upon the unanimous consent of all directors. A special meeting may be called with less than three (3) days written notice upon the unanimous consent of all Directors.

Section 8. Waiver of Notice. Any action taken or approved at any meeting of the Board of Directors, however called and noticed or wherever held, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present and if, either before or after the meeting, each of the directors not present signs a written waiver of notice, or a consent to the holding of such meeting, or an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of the meeting. If a director does not receive notice of a meeting, but attends and participates in the meeting, he shall be deemed to have waived notice of the meeting.

Section 9. Quorum. At all meetings of the Board, a quorum shall consist of a majority of the entire number of directors and the acts of a majority of the directors present shall be the acts of the Board of Directors except as may be otherwise specifically provided by statute or by the Certificate of Incorporation of the corporation or by these by-laws.

Section 10. Fees and Compensation. The Board of Directors may from time to time fix the compensation of directors for their services in that capacity. The compensation of a director may consist of an annual fee or a fee for attendance at each regular or special meeting of the Board or any meeting of any committee of the Board of which such director is a member or a combination of fees of both types; provided, that nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity and receiving compensation therefor. The Board may also provide for the reimbursement to any director of expenses incurred in attending any meeting of the Board or any committee of the Board of which he is a member.

Section 11. Action Without Meeting. Any action required or permitted to be taken at a meeting of the Board of Directors may be taken without a meeting if a majority of the members of the Board shall individually or collectively consent to such action by signing a written record or memorandum thereof. Such record or memorandum shall have the same effect as a unanimous vote of the Board of Directors and shall be filed with the Secretary of the corporation and made a part of the corporate records.

Section 12. Participation in Meetings by Telephone. Any one or more members of the Board of Directors or of any committee of the Board may participate in a meeting of the Board or committee by means of conference telephone or similar communications equipment allowing all persons participating in the meeting to hear each other at the same time. Participation by such means shall constitute presence in person at a meeting.

ARTICLE IV
EXECUTIVE COMMITTEE

Section 1. Election. At the annual meeting, or any special meeting of the Board of Directors, the Board may if it deems necessary, acting by resolution adopted by a majority of the number of directors fixed by these by-laws, elect from their own members an Executive Committee composed of three or more voting members.

Section 2. Duties. The Executive Committee shall have all of the powers of the directors in the interim between meetings of the Board, except the power to declare dividends and to adopt, amend or repeal the by-laws and where action of the Board of Directors is required by law. It shall keep regular minutes of its proceedings which shall be reported to the directors at their next meeting.

Section 3. Meetings. The Executive Committee shall meet at such times as may be fixed by the Committee or on the call of the President. Notice of the time and place of the meeting shall be given to each member of the Committee in the manner provided for the giving of notice to members of the Board of Directors of the time and place of special meetings of the Board of Directors.



Section 4. Quorum and Voting. A majority of the members of the Executive Committee shall constitute a quorum for the transaction of business. The act of the majority of the members of the Executive Committee present at a meeting at which a quorum is present shall be the act of the Executive Committee. At all meetings of the Executive Committee, each member present shall have one (1) vote which shall be cast by him in person.

Section 5. Waiver of Notice. Any actions taken or approved at any meeting of the Executive Committee, however called and noticed or wherever held, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present and if, either before or after the meeting, each of the members not present signs a written waiver of notice or a consent to holding such meeting or an approval of the minutes thereof.

Section 6. Removal. The entire Executive Committee or any individual member thereof may be removed from the Committee with or without cause by a vote of a majority of the whole Board of Directors.

Section 7. Vacancies. The Board of Directors shall fill all vacancies in the Executive Committee which may occur from time to time.

Section 8. Action Without Meeting. Any action which might be taken at a meeting of the Executive Committee may be taken without a meeting if a record or memorandum thereof be made in writing and signed by a majority of the members of the Executive Committee.

ARTICLE V
COMMITTEES OF DIRECTORS

Section 1. Designation. The Board of Directors may, by resolution passed by a majority of the whole Board, designate one or more committees, in addition to the Executive Committee provided for in Article IV hereof, each committee to consist of two or more of the directors of the corporation, which to the extent provided in the resolution, shall have and may exercise the powers of the Board of Directors in the management of the business and affairs of the corporation, except where action of the Board of Directors is required by law, and may authorize the seal of the corporation to be affixed to all papers which may require it. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the Board of Directors.

Section 2. Procedural Rules. Each committee shall comply with the same procedural rules set forth in Sections 3 through 8, both inclusive, of Article IV that are applicable to the Executive Committee.



ARTICLE VI
OFFICERS

Section 1. Officers and Qualifications. The officers of the corporation shall be a President, a Secretary, a Treasurer and such other officers as the Board of Directors may deem necessary or advisable, including but not limited to a Chairman of the Board, a Vice Chairman of the Board, an Executive Vice President, one or more Vice Presidents, one or more Assistant Secretaries, one or more Assistant Treasurers, and such other officers as may be appointed in accordance with the provisions Section 3 or Section 5 of this Article. One person may hold two or more offices.

Section 2. Election. The officers of the corporation, except such officers as may be appointed in accordance with the provisions of Section 3 or Section 5 of this Article, shall be chosen annually by the Board of Directors, and each shall hold his office until he shall resign or shall be removed or otherwise disqualified to serve, or his successor shall be elected and qualified.

Section 3. Subordinate Officers. The Board of Directors may appoint, and may empower the President to appoint, such other officers as the business of the corporation may require, each of whom shall hold office for such period, have such authority and perform such duties as are provided in the by-laws or as the Board of Directors may from time to time determine.

Section 4. Removal and Resignation. Any officer may be removed, either with or without cause, by the Board of Directors, at any regular or special meeting thereof, or, except in case of an officer chosen by the Board of Directors, by any officer upon whom such power of removal may be conferred by the Board of Directors.

Section 5. Vacancies. A vacancy in any office because of death, resignation, removal, disqualification or any other cause shall be filled in the manner prescribed in the by-laws for regular appointments to such office.

Section 6. Duties of Officers. The duties and powers of the officers of the corporation shall be as follows, and as shall hereafter be set by resolution of the Board of Directors:

Chairman of the Board. The Chairman of the Board shall have full voting rights and upon a tie vote, shall have the breaking casting vote on all matters and shall, if present, preside at all meetings of the Board of Directors and its committees and exercise and perform such other powers and duties as may be from time to time assigned to him by the Board of Directors or prescribed by the by-laws. The President, in addition to reporting to the Board of Directors, shall report to the Chairman as deemed appropriate by the Board of Directors.

President. Subject to such powers and duties, if any, as may be assigned by the Board of Directors to the Chairman of the Board, the President shall be the Chief Executive Officer of the corporation and shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the corporation.



Vice President. In the absence or disability of the President and also the Chairman, the Vice Presidents in order of their rank as fixed by the Board of Directors, shall perform all the duties of the President and, when so acting, shall have all the powers of, and be subject to all the restrictions upon, the President. The Vice Presidents shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the Board of Directors or the by-laws. The Board of Directors may designate such titles as may be descriptive of their respective functions or indicative of their relative seniority.

Secretary. The Secretary shall keep or cause to be kept, at the principal office of the corporation or such other place as the Board of Directors may order, a book of minutes of all meetings of directors and shareholders, with the time and place of holding, whether regular or special, and, if special, how authorized, notice thereof given, the names of those present at directors' meetings, the number of shares present or represented at shareholders' meetings, and the proceedings thereof.

The Secretary shall keep, or cause to be kept, at the principal office of the corporation or at the office of the corporation's transfer agent, a share ledger, or a duplicate share ledger, showing the names of the shareholders and their addresses, the number and classes of shares held by each, the number and date of certificates issued for the same, and the number and date of cancellation of every certificate surrendered for cancellation.

The Secretary shall give, or cause to be given, notice of all meetings of the shareholders and of the Board of Directors required by the by-laws or by law to be given, and he shall keep the seal of the corporation in safe custody. He shall also sign, with the President or Vice President, all contracts, deeds, licenses and other instruments when so ordered. He shall make such reports to the Board of Directors as they may request and shall also prepare such reports and statements as are required by the laws of the State of Nevada and shall perform such other duties as may be prescribed by the Board of Directors or by the by-laws.

The Secretary shall allow any shareholder, on application, during normal business hours, to inspect the share ledger. He shall attend to such correspondence and perform such other duties as may be incidental to his office or as may be properly assigned to him by the Board of Directors.

The Assistant Secretary or Secretaries shall perform the duties of the Secretary in the case of his absence or disability and such other duties as may be specified by the Board of Directors.

Treasurer. The Treasurer shall keep and maintain, or cause to be kept and maintained, adequate and correct accounts of the properties and business transactions of the corporation, including account of its assets, liabilities, receipts, disbursements, gains, losses, capital, surplus and shares. The books of account shall at all reasonable times be open to inspection by any director.

The Treasurer shall deposit all monies and other valuables in the name and to the credit of the corporation with such depositories may be designated by the Board of Directors. He shall disburse the funds of the corporation as may be ordered by the Board of Directors, shall render to the President and directors, whenever they request it, an account of all of his transactions as



Treasurer and of the financial condition of the corporation, and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or the by-laws.

The Assistant Treasurer or Treasurers shall perform the duties of the Treasurer in the event of his absence or disability and such other duties as the Board of Directors may determine.

Section 7. Delegation of Duties. In case of the absence or disability of any officer of the corporation or for any other reason that the Board of Directors may deem sufficient, the Board of Directors may, by a vote of a majority of the whole Board, delegate, for the time being, the powers or duties, or any of them, of such officer to any other officer or to any director.

ARTICLE VII
SHARES OF STOCK

Section 1. Certificates of Stock. A certificate or certificates shares of capital stock of the corporation shall be issued to each shareholder when any such shares are fully paid, showing the number of the shares of the corporation standing on the books in his name. All such certificates shall be signed by the President or a Vice President and the Secretary or an Assistant Secretary, or be authenticated by facsimiles of the signatures of the President and Secretary or by a facsimile of the signature of the President and a written signature of the Secretary or an Assistant Secretary. Every certificate authenticated by a facsimile of a signature must be countersigned by a transfer agent or transfer clerk. Even though an officer who signed, or whose facsimile signature has been written, printed or stamped on, a certificate for shares shall have ceased by death, resignation or otherwise to be an officer of the corporation before such certificate delivered by the corporation, such certificate shall be as valid as though signed by a duly elected, qualified and authorized officer, if it be countersigned by a transfer agent or transfer clerk and registered by an incorporated bank or trust company as registrar of transfer. Such certificates shall also be numbered and sealed with the seal of the corporation. Such seal may be a facsimile, engraved or imprinted.

Section 2. Record of Shareholders; Transfer of Shares. There shall be kept at the registered office of the corporation a record containing the names and addresses of all shareholders of the corporation, the number and class of shares held by each and the dates when they respectively became the owners of record thereof; provided, however, that the foregoing shall not be required if the corporation shall keep at its registered office a statement containing the name and post office address, including street number, if any, of the custodian of such record. Duplicate lists may be kept in such other state or states as may, from time to time, be determined by the Board. Transfers of stock of the corporation shall be made on the books of the corporation only upon authorization by the registered holder thereof or by his attorney lawfully constituted in writing and on surrender and cancellation of a certificate or certificates for a like number of shares of the same class properly endorsed or accompanied by a duly executed proof of authenticity of the signatures as the corporation or its transfer agents may reasonably require.

Section 3. Fixing Record Date. In order that the corporation may determine the shareholders entitled to notice of or to vote at any meeting of the shareholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment or any rights, or



entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix in advance, a record date, which shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action. A determination of shareholders of record entitled to notice of or to vote at a meeting of shareholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

Section 4. Registered Shareholders. The corporation shall be entitled to recognize the holder of record of any share or shares of stock as the exclusive owner thereof for all purposes, and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by law.

Section 5. Lost Certificates. Except as hereinafter in this section provided, no new certificate for shares shall be issued in lieu of an old one unless the latter is surrendered and canceled at the same time. The Board of Directors may, however, in case any certificate for shares is lost, stolen, mutilated or destroyed, authorize the issuance of a new certificate in lieu thereof, upon such terms and conditions including indemnification of the corporation reasonably satisfactory to it, as the Board shall determine.

Section 6. Regulations; Appointment of Transfer Agents and Registrars. The Board may make such rules and regulations as it may deem expedient concerning the issuance, transfer and registration of certificates for shares of stock. It may appoint one or more transfer agents or registrars of transfers, or both, and may require all certificates of stock to bear the signature of either or both.

Section 7. Treasury Shares. Treasury shares, or other shares not at the time issued and outstanding, shall not, directly or indirectly, be voted at any meeting of the shareholders, or counted in calculating the actual voting power of shareholders at any given time.

Section 8. Fractional Shares. The corporation shall not be required to issue certificates representing any fraction or fractions of a share or shares of any class, but may issue in lieu thereof, one or more script certificates in such form or forms as shall be approved by the Board of Directors, each representing a fractional interest in respect to one share. Such script certificates, upon presentation together with similar script certificates representing in the aggregate an interest in respect of one or more full shares, shall entitle the holder thereof to receive one or more full shares of the class and series, if any, specified in such script certificate.

Unless otherwise provided by the terms of the script certificate, each script certificate shall entitle the holder thereof to receive dividends, to participate in the distribution of corporate assets in the event of the corporation's liquidation, and to vote the fractional shares in person or by proxy.



ARTICLE VIII
MISCELLANEOUS

Section 1. Fiscal Year. The fiscal year of the corporation shall be the calendar year unless otherwise determined by the Board.

Section 2. Seal. The corporate seal shall be a device containing the name of the corporation, the year, and the words "Corporate Seal, Nevada."

Section 3. Annual Report. An Annual Report may be furnished to the shareholders at the request of the directors but same shall not be required.

Section 4. Inspection of Corporation Records. The share ledger or duplicate share ledger, the books of account, copy of the by-laws as amended certified by the Secretary, and minute of proceedings of the shareholders and directors and of the Executive Committee and other committees of the Board of Directors shall be open to inspection upon the written demand of any shareholder or holder or as the holder of a voting trust certificate and shall be exhibited at any time when required by the demand of ten percent (10%) of the shares represented at any shareholders' meeting. Such inspection may be made in person or by an agent or attorney and shall include the right to make extracts. Demand of inspection other than at a shareholders' meeting shall be made in writing upon the President, Secretary or Assistant Secretary of the corporation.

Section 5. Dividends. Dividends upon the shares of the capital stock of the corporation may be declared and paid, when earned, to the extent permitted by the laws of the State of Nevada by the Board of Directors in their discretion at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of capital stock.



ARTICLE IX
NOTICES

Section 1. Form of Notices. Whenever, under the provisions of these by-laws, notice is required to be given to any director, officer or shareholder, it shall not be construed to mean personal notice, but such notice may be given in writing, by mail, by depositing the same in the United States Mail in a postpaid sealed wrapper, addressed to such director, officer or shareholder at such address as appears on the books of the corporation, or, in default of other address, to such director, officer or shareholder at the general post office in the city where the corporation's principal office for the transaction of business is located, and such notice be deemed to be given at the time when the same shall be thus mailed.

Section 2. Waiver of Notice. Any shareholder, director or officer may waive any notice required to be given under these by-laws by a written waiver signed by the person, or persons, entitled to such notice, whether before or after the time stated therein, and such waiver shall be deemed equivalent to the actual giving of such notice.

ARTICLE X
AMENDMENTS

Section 1. Who May Amend. These by-laws may be amended, altered, changed or repealed by the affirmative vote of a majority of the shares issued and outstanding, and entitled to vote thereat, at any regular or special meeting of the shareholders if notice of the proposed amendment, alteration, change or repeal be contained in the notice of the meeting, or by the affirmative vote of the majority of the Board of Directors at any regular or special meeting of the Board of Directors; provided, however, that the Board of Directors shall have no power to adopt, amend or alter any by-laws fixing their number, qualifications, classifications, term of office or the right of the shareholders to remove them from office.

ARTICLE XI
INDEMNIFICATION

Section 1. Indemnification of Officers, Directors, Employees and Agents of the Corporation. The corporation shall indemnify its officers, directors, employees and agents to the extent permitted by the Nevada Revised Statutes.

Section 2. Nonexclusive Indemnification. The indemnification provided by this Article XI shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any agreement, vote of shareholders or disinterested directors otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

Section 3. Insurance. The corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any



liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this Article XI.

Section 4. Constituent Corporation. For the purposes of this Article, references to "the corporation" include all constituent corporations absorbed in a consolidation or merger as well as the resulting or surviving corporation so that any person who is or was a director, officer, employee or agent of such a constituent corporation or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise shall stand in the same position under the provisions of this Article XI with respect to the resulting or surviving corporation as he would if he had served the resulting or surviving corporation in the same capacity.



APPROVAL OF DIRECTORS

The foregoing by-laws were read and discussed, section by section, by the directors, who have authority to adopt by-laws which shall remain effective until legally amended or repealed. Following such discussion, they were duly approved at a meeting held on July 28, 2006.

Ronald J. Abercrombie, President & CEO

Kara Abercrombie, Secretary & Treasurer

SUPPLY CONTRACT

(From 09/01/2007 until 08/31/2012)

Between

TRIM HOLDING CORPORATION

and

MATRI S.r.l.

SUPPLY CONTRACT

(From 09/01/2007 until 08/31/2012)

Between

The society **TRIM HOLDING CORPORATION** (now herein identified as BUYER), with Head Office Address at 330 Rayford Rd., No. 124 - Spring, Texas 77386 (U.S.A.) and P.O. Box 9326 - The Woodlands, Texas 77387 (U.S.A.), Federal Tax Id. 20-5272496, in person of the President Mr. Ronald James Abercrombie, US citizen, born in Illinois, (U.S.A.) on 05/15/1949 bearer of passport U.S.A. nr. 134182850 in full force with full powers given from the society,

and

The society **MATRI S.R.L.** (now herein identified as PROVIDER), current in Brescia (Italy) Via Cipro no. 72, VAT no. 02687230983, Economic Administrative Index of Brescia no. 470234 dated 03/10/2005, represented by Mrs. Mariaemma Trivella Sole Administrator and Legal Representative, born in Concesio (Brescia - Italy) on 01/26/1954 resident at San Vigilio di Concesio (Brescia - Italy) in via Valsorda 55/a, Tax Card Number TRV MMM 54A66 C648M.

PREMISE THAT:

A. The provider, in agreement with the BUYER too, and solely worldwide exclusive producer of the IFLOR massaging device (five colours) which is described in the Attachment (now herein indicated as "PRODUCT/S").

B. The BUYER, has acquired from the British societies Genius Technology Ltd. and Allkey Ltd. the worldwide rights for the use and exploitation and commercialisation of patents, know how and others, including a variety of products and also the IFLOR (PRODUCT), which is the object of this contract.

C. THE BUYER wants to buy in the conditions herein stated in this contract, the PRODUCTS for further commercialisation with the owner trademark.

MATRI s.r.l.

TRIM HOLDING CORPORATION

D. The BUYER, having the intention to consent the PROVIDER to project and to make timely available the production that will allow the manufacturing of the PRODUCTS in the quantities that are forecasted in this contract, has agreed with the PROVIDER a gross amount price that includes even the projection cost of such production line. The BUYER is acknowledging that such production line has already been projected and is in due course of installation.

ALL WHAT IS PREMISED IS AGREED AND IS STIPULATED WHAT FOLLOWS:

Article 1 - Object of the contract

1.1 The present contract has per object the supply of the PRODUCTS from the BUYER, who will do the commercialisation with owner trademark and commercial names in the territory now hereinafter specified.

1.2 The PROVIDER will supply to BUYER the PRODUCTS "type A" (BLUE IFLOR) in exclusive base. Therefore the PROVIDER is compromised for all the term of the contract, to sell the PRODUCTS "type A" as well as the modification or improvements, only to the BUYER. The BUYER is free to sell the products "type A" to who ever client in all the world but excluding Italy.

1.3 In case of express request to the BUYER the PROVIDER will supply the BUYER even the PRODUCTS "type B" (IFLOR transparent, green, white, red) even that will happen in exclusivity in the timing and mode that are established in the point 4.2.

1.4 The PROVIDER is compromised to sell to the BUYER, therefore can not provide the market commercialisation not during or by the term of the present contract:
   a) The PRODUCTS with the trademarks of the BUYER.
   b) In event the PRODUCTS having particularities that also characterizes the PRODUCTS that are manufactured by the BUYER at specific request.
   c) PRODUCTS that utilizes modifications or special execution made by the PROVIDER in purpose for the BUYER in charge by him, in sense of article 3.2.

Article 2 - Customers Territory

2.1 The BUYER has the right to commercialise the PRODUCTS that are bought by the PROVIDER in any country of the world but excluding Italy.

MATRI s.r.l.

TRIM HOLDING CORPORATION

Article 3 - Price

3.1 The unit buying price of the PRODUCTS from the PROVIDER to the BUYER are described in the article 5.

3.2 The BUYER has the faculty to request to the PROVIDER to supply the PRODUCTS with aesthetic modifications, that the PROVIDER accepts and compromises to it, without changing the price, in the measure that the technicality is feasible without compromising substantial production cost, in any other way such modifications must be agreed in each opportunity with even a price increase. The modifications that are agreed will be done to the PRODUCTS in production just on the moment that technically is feasible, however they can not be provided before 2 months from the date of the order.

3.3 In the case that the BUYER request to the PROVIDER to manufacture determinate PRODUCTS that in particular, in the sense of security are in conformity to the local normative but diverse to the Italian law, such fact should be notified to the PROVIDER and the detail to be observed, be understood the BUYER will cover and support the major production cost to comply with such normative, without making any right arise to the BUYER in such event of the modification that are done by the PROVIDER to the PRODUCTS in such place.

Article 4 - Engagement of Buying and term of the contract

4.1 THE BUYER with the subscription of the present contract is requesting to the PROVIDER for the term of the contract and for this reason for the next five (5) years starting 09/01/2007 until 08/31/2012, the quantity of 30 million (30,000,000) units of PRODUCTS, that the PROVIDER is engaged to supply as established in the article 5.2. Such consignment will take place regularly with a monthly average of 500,000 (five hundred thousand) for a year total of 6,000,000 (six million) units. THE BUYER engages to keep a constant of the PRODUCTS ordered.

4.2 Is agreed that for the consignment regarding the product "type A" should be starting the production not later of 09/01/2007. Regarding products "type B" the consignment can start 120 days after the relative purchase order however not before the 02/28/2008.

4.3 The BUYER will have the possibility in such case to request an increase of the supply in relation of production capability or be in synchronism with the supplying cadence; on the consignment in excess of products what stipulated at point 4.1 will take place after 120 days from the date of the purchase order confirmed by the PROVIDER. In such case is convened that the price for each product will be the one established in point 5.2.

TRIM HOLDING CORPORATION

4.4 The PROVIDER is engaged to make improvements (previously agreed with BUYER) in all the PRODUCTS that are supplied in the moment of the manufacturing of the same PRODUCTS and same type already in market by the PROVIDER as standard product. The engagement is not including innovations or better modifications introduced to the products that can be qualified as "New Products" in the sense or the article 10th or be realized to a singular client. Consequently the PROVIDER will communicate periodically to the BUYER the improvements that is intended to de done to the standard products object of the present contract, being understood that such modifications could be in act to the PRODUCTS that will be supplied to the BUYER only in written agreement between the parties.

Article 5 - Payment

5.1 Is agreed that the total supply cost in 5 years for the 30 million (30.000.000) of PRODUCTS amounts to $US 310 million (310.000.000), taxes and transportation cost in charge of BUYER.

5.2 Having in consideration that huge cost to project and to establish the production line also referred in the premise in the present contract, is convened that the payment will occur in the following manner:

a) as far as $US 70 million (70,000,000) by means of delivery in property to the PROVIDER 10 million (10.000.000) shares of the BUYER from the nominal value of $US 7.00 each at the moment of the subscription of the present contracted. Such sum will go to cover expenses already supported from the PROVIDER, like a security deposit, for the planning of the production line as a result of the temporary agreements already previously elapsed between the parts and of which to the premises of the present contract. Since such expenses already have been supported such sum will not be able in some way to be given back;

b) as far for balance of $US 240 million (240,000,000) will be made in 60 deposits stipulated in $US 4,000,000 each one to be carried out:

I) as far as 40%, par to $US 1,600,000, payment to carry out 60 days before every single supply;

II) as far for the remaining 60%, par to $US 2,400,000 at the moment of the delivery of the every goods shipped at end of month, beginning from the end of the month of September 2007. To the single ends of how much previewed in the present paragraph the parts they convene therefore to attribute to every single piece the price of $US 8.00.

MATRI s.r.l.

TRIM HOLDING CORPORATION

5.3 In case of delayed advanced payment of 20 days, delay percentages will have had the interests to be estimated on the base of the official bank rate in current in Italy to the date of expiration of the payment, increased of three points.

5.4 In case of increase of the cost of the raw materials and the members increased to 15% of the convened price of PRODUCTS could be increased in corresponding measure which specified art. to the 5.2. Such variations, to be estimated to pass from the date of subscription of the present contract, will be communicated from the PROVIDER with 2 months of advance payment. In such case the BUYER will have 30 days of time in order to carry out the opportune verifications and in lack of its contestation the variation in increase of the price will agree and confirmed. It remains meant that in case of increases of the costs of the raw materials and the members in inferior measure to 15% some increase of the price of PRODUCTS will not be brought.

5.5 In case of substantial change of the economic content of the present contracted had to the modifications in advanced measure to 10% happened in the relationship of change between dollar and euro in the successive period to the subscription of the price of PRODUCTS which specified to art. the 5.2. it will be increased or diminished in corresponding measure. Such variations, to be estimated to pass from the date of subscription of the present contract, will be communicated from the interested part and, in lack of contestation of the other part to be carried out within days 30, the variation in increase or lessening of the price will be agreed and confirmed. It remains meant that in case of change of the saying relationship of change in inferior measure to 10% it will not bring about some variation of the price of PRODUCTS.

Article 6 - Guarantee

6.1 The PROVIDER engages itself to supply consistent PRODUCTS to the enforced by norms of emergency in Italy, let alone to the technical detailed lists, he works them and qualitative is defined in Attached nr. 1 (or later on agreed procedure between the parts), without marks of the PROVIDER and with the eventual ones the marks of the BUYER, second the indications supplied from this last one. Eventual modifications to PRODUCTS, necessary in order to correct defects or lack of conformity to the detailed lists of which over, they will come at their own expense executed from and by the PROVIDER.

6.2 The PROVIDER guarantees that all PRODUCTS sold to the BUYER will be:

MATRI s.r.l.

TRIM HOLDING CORPORATION

a) consistent to the detailed lists agreed between the parts like in current to the date of the relative order of the BUYER;

b) free from labour and material defects.

6.3 The PROVIDER declines whichever responsibility with respect to not consistent technical characteristics of the PRODUCT to how much previewed from the Legislation of Countries or third parties. In such case it will be burden of the BUYER to demand, also in compliance with previewed how much to the point 3.2 and 3.3, modifications of the PRODUCT or the fabrication of new PRODUCTS so that the same ones turn out consistent to the respective national norms.

6.4 The PROVIDER however will contract appropriate insurance policy for the Liability to cover of the imputable damages to fabrication defects that PRODUCTS had to bring to third parties. The forecasts remain obviously blank of which to point 6.3.

Article 7 - Documentation

7.1 The PROVIDER will supply to the BUYER all the technical documentation standard of use and maintenance of PRODUCTS, like defined in the Attached.

7.2 It catalogues advertising and the advertising illustrative material for PRODUCTS will be to the charge of the BUYER.

Article 8 - New PRODUCTS

8.1 In case the PROVIDER means to place in commerce new produced products, and that is produced containing to substantial innovations actions to differentiate them considerably, as far as the performances and/or the technical solutions of PRODUCTS object of the present contract, it engages itself to offer to the BUYER that he does not have on such straight products of sale in exclusive right, the right of pre-emption in order to the exclusive right of sale in the United States and all the rest of the world. That beginning from the moment in which it begins the fabrication in series of the same ones and to the price that previously will come communicated to the BUYER from the PROVIDER.

MATEI s.r.l.

TRIM HOLDING CORPORATION

Article 9 - Duration and resolution of the contract

9.1 The present contract enters currently with the signing of the parts and will remain in force until the 08/31/2012. The parts will meet six months before the expiration in order to discuss an eventual one, or renew of the present contract.

9.2 The present contract could be resolved before the expiration from each part decision with registered letter addressed to the other part, remaining every other remedy to it available, except previewed how much to article 4.3, in the event in which said part:

a) present request of failure in just or admission to agreed or declared procedure that is failed or becomes insolvent and the party cannot comply their own engagements;

b) the party turns comply with the obligated in contractual term and omits to place remedy to such inadequacy within 60 days from the formal request of delay or difficult fulfilling that the part will come aware and is sending to them from the contracting part the notice. In such case they will not be necessary particular formalities, being able that future to it means fax followed from a letter registered letter.

9.3 If, in the period of 12 months, the BUYER will have ordered to the PROVIDER less of 80% of agreed amount according to article 4.1 (and therefore less than 4,800,000 pieces) for causes not attributable to act of God or inadequacy of the PROVIDER, this last one will have the right to resolve the present contract with immediate effect.

9.4 Upon maturity or resolution of the present contract where the parts do not decide of common agreement its renew all the rights and the obligation of the parties will decay, except for those dispositions for which express it is previewed, in the present contract, the survival beyond the expiration or resolution.

Article 10 - Development of the collaboration

10.1 The PROVIDER declares itself available to discuss with the BUYER the eventual possibility to grant to this last one license of fabrication of PRODUCTS or some types of them, to conditions for negotiating itself in such occasion. He remains meant that, in case he does not become caught up an understanding on such license, the present contract will remain valid.

MATHI s.r.l.

TRIM HOLDING CORPORATION

Article 11 - Confidentiality

11.1 The BUYER engages itself to consider as closely confidential all documents and the technical information of which the part comes to acquaintance in the context of the present contract. It engages itself not to communicate such documents and information to third parties and to take to all the necessary precautions (also in the comparisons of the just personal and/or collaborators) in order to avoid of the spreading, and not to use such information if not in the limits admitted from the present contract.

11.2. The BUYER engages itself not to produce, neither to make to produce from third parties the PRODUCT, for all the duration of the present contract.

11.3 The agreement remains between the parties meant, according to and for the effects of which to Italian law "Legge 676/1996", like modified from the "D.Lgs. 196/2003", than the personal data of which the BUYER and the PROVIDER they had to enter in possession, supplied directly from the contracting terms other or subjects to them, they will be uses from the parts to the present only if contracted and exclusively to the aim of giving execution to the same contract, let alone to the aim to guarantee the fabrication or the supply of products and/or accessories previewed in the present agreement or employee from the execution of the same one. Consequently with the subscription of the present contract let alone of the attached complete relative module to informative on privacy the BUYER and the PROVIDER they declare explicitly of giving just the consent for the treatment of respectively information given closely necessary for the exposed purposes here over.

Article 12 - Press Release

12.1 Each party leaves and is engaged not to use the present contract to fine advertising, being remained meant that does not prevent to introduce some existence to third parties.

Article 13 - Licenses

13.1 The BUYER has acquired from the English societies Genius Ltd Technology. and Allkey Ltd., the rights for the exploitation and commercialisation of licences, know-how and other in world-wide exclusive right, included various producets between which the massaging and stimulating IFLOR (PRODUCT) object of this contracted of supply.

MATRI s.r.l.
L'Amministratore Unico

TRIM HOLDING CORPORATION

The BUYER declares not to be acquaintance of the existence of valid licences pertaining to third parties that can be violated by you through the use of PRODUCTS.

13.2 In the event that the PROVIDER endured an action of third parties for violation of their licenses that can involve the block or a limitation of the production or however the block or a limitation of the possibilities of sale of PRODUCTS, the BUYER will be able to act also in judicial way, if of the case taking part in the judgment promoted against the PROVIDER, waves to neutralize such action and its effects.

Article 14 - Force majeure (Act of God)

14.1 Nobody of the parts will be in charge of responsibility of the delayed execution or lacking implementation partial, total or the whole contractual engagements when such delay or lacked implementation of it has had to whichever not imputable event to the parts and to outside of their reasonable control, included, as an example, natural calamities, revolts, uprisings, actions of the public authority, fires, earthquakes, flooding, and, in the measure in which they are on national scale: strikes, deficiencies or inadequacy of energy, fuel, members or machinery. In the event a part is afflicted from act of God, it will give written communication to the other part, which, in case such state of act of God lasts beyond 90 consecutive days or accumulated, it will have the right to resolve the present contract of supply.

Article 15 - General Dispositions

15.1 In lack of written authorization the PROVIDER will not have the right to use trademarks or marks and names of the BUYER.

15.2 If one of the parts does not go immediately to be worth the own rights and does not pursue endured as inadequacy of other part to the rising obligations from the present contract that it could not be considered like renunciation to make to be worth such rights or to demand the implementation also of the obligations that had to still expire having in such case the parts to only to make reference to the terms of prescription.

15.3 The present contract and the straight rights related to the ones will not obligate the other part and cannot be transferred to third parties; without the express written agreement of the other part, except that the BUYER and PROVIDER or other society of the group will be able to transfer the present contracted to whichever previous specification of the same one and however in the respect of concession that are contracted.

MATRI s.r.l. l'Amministratore Unico

TRIM HOLDING CORPORATION

15.4 Except previewed how much to article 15.3, the present contract will be binding for the parts and their successors, in spite of whichever fusion, acquisition or change of the share property of a party.

15.5 Eventual modifications or added to the present contract could be brought of common agreement between the recognized parts for only enrolled not coming otherwise from the contracting other.

15.6 All the communications according to the present contract from a part to the other part will be made to the address indicated to the first page of the same one and therefore:

a) for the BUYER: P.O. Box 9326 - The Woodlands, Texas 77387 (U.S.A.);
b) for the PROVIDER: Via Cipro n. 72 - 25124 Brescia (Italy).

15.7 The present contract and the relational ones herein enclosed; they constitute integrating part, they cancel and they replace every previous understanding, contract or agreement between the parts on the argument object of the present contract.

15.8 Detention remaining established to how much agreed to the article 11, nothing in the present contract could be meant like limitation for the BUYER in its activities of search, development, production and commercialisation of whichever product, included those similar ones to PRODUCTS, obviously not covered from license.

15.9 All banking expenses that will result from this contracted document in relation to the payments to carry out, are to charge of respect to the contracting party.

Article 16 - Arbitrage

16.1 Whichever controversy arises between the parts that cannot be resolved of common agreement between the same parts and the other regarding the interpretation, the execution, the lacked execution, the resolution of the present contract or that however results between the parts in relation the present contract will be resolved by exclusive right for through of arbitrated in agreement with Regulations for Arbitrated of the International Chamber of Commerce of Paris (France). The arbitrated one will keep to Paris (France). The Court arbitrates them will consist in a single name arbitrator of understanding between the parts or, in lack of an agreement, from the President of the International Chamber of Commerce of Paris, upon request of the more diligent part. The entire procedure arbitrates them, even included the relative appearances and exchanges of memories, will be carried out in French language. Whichever decision of the Court arbitrates will be rendered to them for enrolled, in French, and will have adequately to be

TRIM HOLDING CORPORATION

motivated. The execution of the decision arbitrates them, or the procedure for its decision and its successive execution, to second of demanded how much and concurred from the applicable Law, it could be started before any Court of any nation. In spite of everything indicated how much over every one of the parts will be able to intent an adverse action the other party of before any competent Court of the place where said part has the address, if and in how much it is not possible to make to execute the decision arbitrates them, the applicable Law being in such case that one of the part summoned person.

Article 17 - Applicable Law

17.1 The present contract is agreed and underwritten and ruled by the civil and commercial Italian Law.

Brescia (Italy), 11/10/2006

Matri S.r.l.
(Mariaemma Trivella)

MATRI s.r.l.
Via Cipro n. 72 - 25124 Brescia (Italia)
Telefono +39.030.2423494 - Fax +39.030.2423533
Homepage: www.illor.com - E-mail: info@illor.com
Cap. Soc. i.v. € 1.000.000 - R.E.A. di Brescia n. 470234
Codice Fiscale e Partita I.V.A. 02687230983

Trim Holding Corporation
(Ronald James Abercrombie)

TRIM HOLDING CORPORATION
- Symbol TRHM -
Head Office Address:
330 Rayford Rd., No. 124 - Spring, Texas 77386 (U.S.A.)
Mailing Address:
P.O. Box 9326 - The Woodlands, Texas 77387 (U.S.A.)
Tel. +1(281) 419.9277 - Fax +1 (281) 419.9270


TRIM HOLDING CORPORATION
Symbol
TRHM
CORPORATE SEAL

Reference page 4 point 5.2 - a)
MATRI S.r.l. Listed Shares

Beneficiary	Size	Class	Nominal Value SUS	Number Certificates	Total Stock	Total Value SUS	Identification Numbers
Matri S.r.l.	1.000.000	CS2	7,00	5	5.000.000	35.000.000,00	from 96 to 100
Matri S.r.l.	500.000	CS2	7.00	10	5.000.000	35.000.000,00	from 101 to 110
Total Matri S.r.l.				15	10.000.000	70.000.000,00	

For acceptance:

MATRI s.r.l.
Via Cipro n. 72 - 25124 Brescia (Italia)
Telefono +39.030.2423494 - Fax +39.030.2423533
Homepage: www.illor.com - E-mail: info@illor.com
Cap. Soc. I.v. € 1.000.000 - R.E.A. di Brescia n. 470234
Codice Fiscale e Partita I.V.A. 02687230983

TRIM HOLDING CORPORATION
- Symbol TRHM -
Head Office Address:
330 Rayford Rd. No. 124 - Spring, Texas 77386 (U.S.A.)
Mailing Address:
P.O. Box 8326 - The Woodlands, Texas 77387 (U.S.A.)
Tel. +1(281) 419.9277 - Fax +1 (281) 419.9270


TRIM HOLDING CORPORATION
Symbol
TRHM
CORPORATE SEAL

CONTRACT FOR GRANTING WORLD EXCLUSIVE LICENSES

(Validity of the contract: 10 years from 01/01/2007 to 12/31/2016)

Between

ALLKEY UK Ltd.
&
GENIUS TECHNOLOGY UK Ltd.

and

TRIM HOLDING CORPORATION

CONTRACT FOR GRANTING WORLD EXCLUSIVE LICENSES

(Validity of the contract: 10 years from 01/01/2007 to 12/31/2016)

Between:

ALLKEY UK Ltd.
(Company Number 5830842 - Cardiff Company House)
&
GENIUS TECHNOLOGY UK Ltd.
(Company Number 5834454 - Cardiff Company House)

both based in Cannock - Staffordshire WS11-1BP, 57-61 Market Place, England (hereafter also denominated "A&G"), in person of the Director Mrs. Mariaemma Trivella, born in Concesio (Brescia - Italy) on 01/26/1954 resident at San Vigilio di Concesio (Brescia - Italy) in via Valsorda 55/a, Tax Card Number TRV MMM 54A66 C648M, who enjoys plenipotentiary powers conferred by the companies;

and

TRIM HOLDING CORPORATION
(Symbol: TRHM)

with Head Office Address at 330 Rayford Rd., No. 124 - Spring, Texas 77386 (U.S.A.) and P.O. Box 9326 - The Woodlands, Texas 77387 (U.S.A.), Federal Tax I.D. 20-5272496, in the person of the President and C.E.O. Mr. Ronald James Abercrombie (hereafter also referred to as "R.J.") US citizen, born in Illinois (U.S.A.) on 05/15/1949, holder of US Passport no. 134182850, who enjoys plenipotentiary powers conferred by the company.

TRIM HOLDING CORPORATION

Definitions:

"A&G" Indicates the two English companies Allkey & Genius.

"Trim" Indicates the company Trim Holding Corporation.

"R.J." Indicates the President and C.E.O. of the Trim company.

"Parties" Indicates the Parties - A&G, Trim and/or R.J. - who before agreeing to make the present contract met several times, both in Europe and in the United States of America.

"Products" Indicates all the equipments and machinery and/or installations: Iflor, Family Separator, Autoload System, Central Systems and Master Separator.

"Contract" Indicates the present contract for granting licenses for world exclusivity.

"Technology" Indicates the Patents, Trade Marks, Know-How, Machinery, Installations and Products owned by A&G.

"Know-How" Indicates the intellectual property of A&G referring to the whole technological process consisting of:

1. Various technical information on the procedure and technological, operative and applicative modalities transmissible by direct person-to-person contact.
2. The results of direct and practical experiments, complemented with functions and explanations demonstrated and substantiated with drawings, writings, notes and computer support items.
3. Instruments, machinery and/or installations by means of which the procedure has been executed.

Whereas:

1. A&G is the owner of licenses at international level referred to Patents, Trade Marks, Know-How (attachment A), machinery, installations and products named:

Iflor - www.iflor.com

2. A massaging, an-allergic device, without counter-indications, which may be used with or without the help of the hands in any circumstances of time or place. Applied for a few minutes on the desired points of the body, generates benefits from the first seconds.

Family Separator - www.familyseparator.com

3. Ecological domestic appliance, of modest size, reliable, safe, hygienic and easy to install, which sorts, reduces, separates and compacts refuse (with reduction of volumes of 80%), in home and public environments. The upper flat part of Family Separator opens and makes it possible to introduce, in the appropriate cavity, the household waste made up of organic materials, paper, plastic, glass, cloth, metals, etc. After the passage of the refuse from the said cavity to the mechanisms for sorting, reduction and separation, the materials thus reduced and sub-divided are automatically passed to an appropriate chamber for compacting and then to the comparmentalized recovery bag underneath.

Autoload System - www.autoloadsystem.com

4. Automatic system which among other things performs the task of recovering the refuse accumulated in the bags of the Family Separator, and once they have been emptied, automatically proceeds to washing and sterilizing them.

Central Systems - www.centralsistemi.com

5. Installation capable of emptying the various materials from the compartments of the Autoload System and, after selection, channels them through appropriate hoppers towards the Master Separator, where they are treated and prepared to be sent to the various primary users, and the emptied compartments are washed and sterilized automatically.

Master Separator - www.masterseparator.com

6. Installation using a revolutionary procedure which separates the organic and/or inorganic materials, and represents one of the major novelties in the field of the separation of solid, gaseous and liquid micro-particles, and offers the real possibility of respecting, in the case of organic materials, the basic organoleptic properties without damaging the chemical structure of the molecules. Also, it makes it possible to exploit alternative sources of energy, with relation to the principal sectors of the chemical, pharmaceutical, and food (human and animal) industries, through the general transformation of organic and inorganic products through the use of refuse and agro-industrial waste and/or biomass in general.

Results:

7. Technically these results have been obtained with a series of products, machines and installations, thoroughly tested and industrialized at the international level, with a method such as represents an unquestionable advance in the state of the art of separarating and extracting basic elements.

Know-How:

8. The intellectual property of A&G is subject to constraints and agreements between the Parties.

TRIM HOLDING CORPORATION

Specifications made by A&G and Trim:

9. A&G declares that it has all the technical knowledge and knowledge of production necessary for the manufacture of the products.

10. A&G in full good faith affirms: that all the payments to maintain the Patents in force have been paid regularly, and that the rights conceded to Trim are not subject to any constraint for earlier rights of any third party.

11. From an accredited study regarding the commercialization of the cited products, and given the potential receptivity of the market, it is concluded that within ten years they could generate a turnover of several billion $US.

12. R.J. has over twenty five years of diversified experience in the oil and gas industry. He has degrees in Business Management, Marketing/Finance and studies in Petroleum Engineering and Geology. He has held key management positions with Natural Resources Group (a subsidiary division of W.R. Grace Companies). He has also owned and managed drilling and well servicing companies, and oil & gas production companies in Oklahoma, Kansas and Texas. He has managed the drilling and remedial workover operations, administrative operations, acquisitions and investments in several hundred oil and gas properties in the continental USA, and has experience dealing with the Oklahoma Corporation Commission and Texas Railroad Commission's periodic filings for well status as required by the various agencies of these states. He also has a background in the petroleum products trading business in the USA, South America, Middle East and West Africa. In 1986, he obtained his NASD Brokers license for securities and investment banking transactions, at which he has remained active in the public securities markets, as both a broker and as a consultant to public and private companies, coordinating merger and acquisition strategies, corporate and legal documentation, SEC filings, Public and Investor Relations.

13. Trim is ready to launch part of its own shares on to the stock exchange (U.S.A.), which make up its company capital of $US 3,650,000,000 represented by 500 million shares divided as follows: 400 million "Common Stock" with the nominal value of $US 7.00 each, and 100 million "Preferred Shares" with the nominal value of $US 8.50 each.

14. Trim, conscious of the economic and commercial possibilities of the property of A&G, desires to acquire from the same A&G, and through R.J., licenses for the Patents, Trade Marks and Know-How relating to the products discussed above, and to commercialize them exclusively in all parts of the world.

15. R.J., in continuous contact with financial and commercial interests capable of absorbing at least 60 million units of IFLOR, stresses that he is informed of the costs and of the undertakings that Trim must and will have to assume for the acquisition and management of the licenses, and declares his own authority to make the contract in the name of and on account of the Trim company.

16. R.J. specifies that for such acquisitions, Trim will transfer to A&G 260 million of its own shares, of which 200 million of "Common Stock" of a nominal value of $US 7.00 each and 60 million of "Preferred Shares" of a nominal value of $US 8.50. Also, Trim will pay A&G royalty equal to 5% on the annual gross turnover generated from IFLOR and royalty equal to 1.5% on the annual gross turnover generated from KNOW HOW - SEPARATOR SYSTEM and its derivates.

Considering that:

17. These premises are an integral part of the present contract for granting world exclusive licenses, with reference to the Patents, Trade Marks, Know-how and products listed above.

18. Trim will be able to exploit the licenses in all those countries where the related patents apply, at times and according to modes to be agreed between the Parties:

19. The Parties accept to make this contract on 11/05/2006.

TRIM HOLDING CORPORATION

A&G undertakes and promises:

20. To transfer to Trim all the documents, writings, designs and anything else on whatever support it might be that is necessary for the correct development of the Technology.

21. To place at the disposal of Trim staff who are provided with the specific necessary technical competences to assist them during the calibration and application of the Technology.

22. To transfer to Trim all the technical training necessary for the manufacture and testing of the products, including the installations and/or hardware.

23. To ensure that the granting of the licenses which are the object of the present contract will neither impede nor limit in any way the right of Trim to produce or use the acquired properties as they see fit.

Trim undertakes and promises:

24. On signing this contract, to transfer 260 million shares to A&G, sub-divided as follows:

25. 200 million "Common Stock" of a nominal value of $US 7.00 each, as listed in an attachment.

26. 60 million "Preferred Shares" of a nominal value of $US 8.50 each, as listed in an attachment.

27. To place part of the shares of the same on the Stock Market (U.S.A.) too.

TRIM HOLDING CORPORATION

28. To respect that if the above does not take place, taking account of the relevant interests of A&G in the present contract and of the many undertakings, both of financial and industrial characters, assumed by them so far, it should be recognised that A&G may retain in their entirety, as payment for damages, the Trim shares which are transferred to their ownership when the present contract is signed.

29. In such a case, Trim is also granted the faculty of proceeding with the commercialization of the IFLOR device, which could take place in the whole world with the exception of Italy, under conditions which will be agreed between the Parties.

30. To protect and keep as a commercial secret all intellectual property of A&G that is an object of the present contract, and not to spread news concerning the industrial applications in question and to keep all related secrets even if they are not covered by a patent.

31. To pay A&G royalty equal to 5% on the annual gross turnover generated from IFLOR and royalty equal to 1.5% on the annual gross turnover generated from KNOW HOW - SEPARATOR SYSTEM and its derivates, for a period of 10 years (up to 12/31/2016). However, starting from 09/01/2007, Trim will liquidate the Royalties half-yearly, adding the sum relating to the turnover of the preceding six months, and will send this by Swift to the Banking Institution according to indications and banking co-ordinates that will be supplied by A&G.

32. To continue to pay the related royalties, even when the validity of the Rights acquired with the acquisistion of the licenses are contested by any person whatsoever, unless cancellation of the Rights is confirmed with a judicial sentence.

33. To make available % of each yearly balance for the following social purposes: Health, Preventive and Rehabilitation Medicine, Education, Instruction and Training, Scientific Research and Technology, Voluntary Work, Philanthropy and Good Works, International Solidarity Art, Cultural Activities and Goods, and Protection and Assistance to old people.

TRIM HOLDING CORPORATION

34. To consider as strictly confidential all the documents and technical information it learns about in the context of the present contract and not to communicate such documents documents and information to third parties and to take all the necessary precautions (also with regard to their own staff and/or workers) to avoid divulgation, and not to make use of such information outside the limits set in the present contract.

35. To pay all the charges to maintain in force the Patents of A&G, from 09/01/2007 and until 12/31/2016.

All this being allowed and taken into consideration, the Parties agree as follows:

36. That Trim may sub-license the said licenses to their subsidiaries and/or affiliates, as long as these companies participate where the same has a majority shareholding, or at least one equal to half of the company capital and/or where they have control of the the management.

37. That A&G may inspect, even twice a year, the accounts of Trim with the purpose of verifying that the royalty payments correspond to the percentages of the actual amount of sales. A&G undertakes to keep these data confidential and not to use them for purposes different from those specified.

Duration of the Contract:

38. The present contract is valid for ten years (to 12/31/2016) and on expiry of this period will tacitly be renewed for another ten years, if one party has not given notice to the other, within 6 months from the date of expiry by means of a registered delivery letter, of its own intention to withdraw.

Termination of the Contract:

39. At the end of the effective period of the present contract, Trim undertakes to end all use of the license and therefore to end the manufacture, production and commercialisation of the products.

TRIM HOLDING CORPORATION

40. If, when the terms of the contract have expired, there is still a stock of the products, Trim may sell them off over a period strictly limited to six months. At the same time it must return to A&G all documentation relating to the information acquired and it undertakes and promises not to use it and not to divulge it to anyone whatsoever.

Environmental Laws:

41. Only the Trim company will be responsible for the observence or otherwise of environmental laws.

Registration Costs:

42. The costs for registration of the present contract are the responsibility of the Trim company.

Privacy:

43. It will remain understood between the Parties, that the personal data which Trim and A&G come to possess, supplied directly from the other contractor or by other subjects, will be used by the Parties to the present contract solely and exclusively for the purpose of executing the contract itself. Consequent to the signing of the present contract and of the attached module relating to complete information on privacy, Trim and A&G declare explicitly that they give their own consent for the processing of the data involved that are strictly necessary for the purpose set out above.

Press Releases:

44. Each Party undertakes not to use the present contract for the purposes of publicity, it being understood that this does not prevent them from explaining its existence to third parties.

TRIM HOLDING CORPORATION
Ronald James ABERCROMBIE

General Dispositions:

45. In the eventuality that any Tribunal whatsoever or any competent authority whatsoever, European Union authorities being expressly included, should retain or declare any provision of the contract invalid, illegal or ineffective, or indicate the firm intention of refuting the authorisation or exemption for any disposition of the contract, or if any other competent authority should indicate that the Execution of one of the provisions of the contract could expose one or the other of the Parties to sanctions or judicial procedures on the basis of any disposition of law or regulation, then: said provision of the contract will be immediately eliminated from the contract or emended in a manner such as to conform to what is requested or indicated by the Tribunal or by the competent authorities; if one of the Parties sends a request in this sense then the Parties will meet to negotiate in good faith and to agree as quickly as possible on replacement solutions which are valid, in conforminity with the law and freely executable, at the same time taking into consideration all the other dispositions of the contract with the aim of finding a balance between the different interests of the Parties and which makes it possible to fulfill all the aims of the contract as far as this is possible.
Any dispute between the Parties which may not be resolved by common accord between the Parties themselves and which is to do with the interpretation, Execution, missing Execution or the cancellation of the present contract or which arises between the Parties in relation to the present contract will be resolved exclusively through an arbitration procedure in accord with the regulations for Arbitration of the International Chamber of Commerce of Paris (France).
The arbitration will take place in Paris (France), in French.
The Tribunal of arbitration will consist of one single referee, nominated jointly by the parties or, if there is no agreement, by the President of the International Chamber of Commerce of Paris, at the request of the most diligent party. The entire procedure of arbitration, including the related appearances and exchange of memoranda, will be carried out in the French language. Any decision of the arbitration Tribunal will be given in writing, in French, and must be adequately explained.
The Execution of the arbitration decision, or the procedure for the decision and subsequent Execution, as demanded and consented by the applicable laws, may then be taken before any Tribunal whatsoever of any nation whatsoever.

Notwithstanding all the above, either of the Parties may attempt a legal action against the other Party, before the competent Tribunal of the place where said party has its domicile, if it was not possible to come to a judicial decision; the applicable law in such a case will be that of the convening party.
Between the Parties this should take place in ways they find opportune but barring the opportunity to carry it out or confirm it by registered letter.

Comunications between the Parties:

46. Communications relating to the interpretation and operationality of the present contract should be sent to the domiciles of the Parties, as specified at the heading of the present contract, i.e.:

47. For A&G to the Registered Office: Cannock - Staffordshire WS11-1BP, 57-61 Market Place, England.

48. For Trim: P. O. Box 9326 - The Woodlands, Texas 77387 (U.S.A.).

Points:

49. The attachments, approved by the Parties, are an integral part of the present contract.

50. All preceding agreements and/or pacts are replaced by this Contract.

51. Any later modification and/or correction of this contract, for the sentences numbered **1.** to **52.**, must be specifically approved in writing by the Parties.

52. This contract is issued and made in England.

TRIM HOLDING CORPORATION

Read, confirmed and signed.

<u>Cannock (England) 11/05//2006</u>

Allkey Ltd. & Genius Technology Ltd.
(Mariaemma Trivella)

ALLKEY
57-61 Market Place - Cannock
Staffordshire WS11 1BP - England
Company Number 5830842

GENIUS TECHNOLOGY
57-61 Market Place - Cannock
Staffordshire WS11 1BP - England
Company Number 5834454

Trim Holding Corporation
(Ronald James Abercrombie)

TRIM HOLDING CORPORATION
- Symbol TRHM -
Head Office Address:
330 Rayford Rd., No. 124 - Spring, Texas 77386 (U.S.A.)
Mailing Address:
P.O. Box 9326 - The Woodlands, Texas 77387 (U.S.A.)
Tel. +1(281) 419.9277 - Fax: +1 (281) 419.9270
Web Site: www.trimholdcorp.com - E-mail: info@trimholdcorp.com


TRIM HOLDING CORPORATION
Symbol
TRHM
CORPORATE SEAL

Attachment "A"

PATENTS

PCT IT/00/00242
TRADE MARK (THREE CIRCLES) BS/99/C/000267
REPUBLIC OF SOUTH AFRICA 2001/2557 - HUNGARY 72.340/DO/Eff
NEW ZEALAND 510784 - MOROCCO 26158 - NORWAY 319700
TURKEY TR200100914B - REPUBLIC OF KOREA 7,003,852/2001
UNITED STATES OF AMERICA US 6.685.660 B1 - SLOVAKIA PO0437-2001S
INDIA IN/2001/00337 - MEXICO 232187 - SINGAPORE P-79867
POLAND P347039 - CROATIA 20010242A - CANADA 2.345.653 - CHINA 171290
RUSSIA 2246925 - BULGARIA 63657 - ITALY 01310051 - AUSTRALIA 781667
CZECH REPUBLIC PV2001-1116 - BRAZIL PI0006971-0 - UKRAINE P-1292
YUGOSLAVIA P-235/2001 - JAPAN 2001-513361 - INDONESIA WO0108628
ISRAEL P-4064-IL

EUROPE 00940753.7-2310/1117363
ALBANIA - AUSTRIA - BELGIUM - FRANCE
DENMARK - FINLAND - GREAT BRITAIN
LITHUANIA - GERMANY - GREECE - IRELAND - PORTUGAL
LATVIA LIECHTENSTEIN - NETHERLANDS - LUXEMBOURG - MONACO
ROMANIA - SLOVENIA SPAIN - SWITZERLAND - SWEDEN.

KNOW-HOW

The know-how related to Family Separator, Autoload System.
Central Systems and Master Separator is subject to private agreements between the Parties.

TRIM HOLDING CORPORATION
Ronald James ABERCROMBIE
President/C.E.O.

Trim Holding Corporation

List of shares for the Company **Allkey Ltd.**

Refers to points 25 and 26

Beneficiary	Size	Class	Nominal Value $US	Number Certificates	Total Stock	Total Value $US	Identification Numbers
Allkey Ltd.	5.000	PS1	8.50	30	150.000	1.275.000,00	from 44 to 51, from 138 to 151, from 223 to 230
Allkey Ltd.	10.000	PS1	8,50	35	350.000	2.975.000,00	from 52 to 60, from 103 to 111, from 152 to 168
Allkey Ltd.	20.000	PS1	8,50	25	500.000	4.250.000,00	from 61 to 66, from 112 to 117, from 169 to 181
Allkey Ltd.	50.000	PS1	8,50	20	1.000.000	8.500.000,00	from 67 to 71, from 118 to 122, from 182 to 191
Allkey Ltd.	100.000	PS1	8,50	20	2.000.000	17.000.000.00	from 72 to 76, from 123 to 127, from 192 to 201
Allkey Ltd.	200.000	PS1	8,50	5	1.000.000	8.500.000.00	77, 128, from 202 to 204
Allkey Ltd.	500.000	PS1	8,50	20	10.000.000	85.000.000,00	from 78 to 82, from 129 to 133, from 205 to 214
Allkey Ltd.	1.000.000	PS1	8,50	15	15.000.000	127.500.000,00	from 83 to 86, from 134 to 137, from 215 to 222
Allkey Ltd.	5.000.000	CS2	7,00	20	100.000.000	700.000.000,00	from 6 to 25
Total Allkey Ltd.				190	130.000.000	955.000.000,00	

For Acceptance:

ALLKEY
57-61 Market Place - Cannock
Staffordshire WS11 1BP - England
Company Number 5830842

GENIUS TECHNOLOGY
57-61 Market Place - Cannock
Staffordshire WS11 1BP - England
Company Number 5834454

TRIM HOLDING CORPORATION
- Symbol TRHM -
Head Office Address:
330 Rayford Rd., No. 124 - Spring, Texas 77386 (U.S.A.)
Mailing Address:
P.O. Box 9328 - The Woodlands, Texas 77387 (U.S.A.)
Tel. +1(281) 419.9277 - Fax +1 (281) 419.9270
Web Site: www.trimholdcorp.com - E-mail: info@trimholdcorp.com

TRIM HOLDING CORPORATION - CORPORATE SEAL - NO - Symbol TRHM

Trim Holding Corporation
Share List for the Company **Genius Technology Ltd.**
Refers to points 25 and 26

Beneficiary	Size	Class	Nominal Value $US	Number Certificates	Total Stock	Total Value $US	Identification Numbers
Genius Technology Ltd.	5.000	PS1	8,50	30	150.000	1.275.000,00	from 1 to 8, from 231 to 238, from 274 to 287
Genius Technology Ltd.	10.000	PS1	8,50	35	350.000	2.975.000,00	from 9 to 17, from 239 to 247, from 288 to 304
Genius Technology Ltd.	20.000	PS1	8,50	25	500.000	4.250.000,00	from 18 to 23, from 248 to 253, from 305 to 317
Genius Technology Ltd.	50.000	PS1	8,50	20	1.000.000	8.500.000,00	from 24 to 28, from 254 to 258, from 318 to 327
Genius Technology Ltd.	100.000	PS1	8,50	20	2.000.000	17.000.000,00	from 29 to 33, from 259 to 263, from 328 to 337
Genius Technology Ltd.	200.000	PS1	8,50	5	1.000.000	8.500.000,00	34, 264, from 338 to 340
Genius Technology Ltd.	500.000	PS1	8,50	20	10.000.000	85.000.000,00	from 35 to 39, from 265 to 269, from 341 to 350
Genius Technology Ltd.	1.000.000	PS1	8,50	15	15.000.000	127.500.000,00	from 40 to 43, from 270 to 273, from 351 to 357
Genius Technology Ltd.	5.000.000	CS2	7,00	20	100.000.000	700.000.000,00	from 1 to 5, from 41 to 55
Total Genius Technology Ltd.				190	130.000.000	955.000.000,00	

For Acceptance:

ALLKEY
57-61 Market Place - Cannock
Staffordshire WS11 1BP - England
Company Number 5830842

GENIUS TECHNOLOGY
57-61 Market Place - Cannock
Staffordshire WS11 1BP - England
Company Number 5834454

TRIM HOLDING CORPORATION
- Symbol TRHM -
Head Office Address:
330 Rayford Rd., No. 124 - Spring, Texas 77386 (U.S.A.)
Mailing Address:
P.O. Box 9326 - The Woodlands, Texas 77387 (U.S.A.)
Tel. +1(281) 419.9277 - Fax: +1 (281) 419.9270


TRIM HOLDING CORPORATION
Symbol
TRHM
CORPORATE SEAL

manzoni & manzoni

UFFICIO INTERNAZIONALE BREVETTI

per Invenzioni - Modelli - Marchi - Disegni

25100 BRESCIA
(ITALIA)

P.le Arnaldo, 2 - Tel. 030 48313 - 030 3756265 - Telex 301437 PATMAN I - Telefax 030 44479

TELEGRAMMI PATMAN-BRESCIA

[illegible]
C.C.I.A.A. n. [illegible]
[illegible]

DOCUMENTI DEL BREVETTO PER MARCHIO D'IMPRESA DI 1° DEPOSITO



...ati e intersecantisi, dei quali i due ... una coppia di sfere in corrispondenza ...

... ositivi per la vibrostimolazione di punti ... zione efficacie su [illegible] e dolori della testa" Cl. 10

depositato in ITALIA il 05.08.1999 Reg. C N. BS/99/C/000267

Titolare: Sigg. TAVERNA Lucia a Milano; MARINELLI Luciano a Iseo (BS); BERTOLI Henry e BERTOLI Louis a Concesio (BS)

Scadenza deposito all'estero per la rivendicazione della priorità il 05.02.2000

Priorità del deposito in ... del ...

Durata del brevetto: anni 10 (dieci) rinnovabili

Scadenza del brevetto 05.08.2009

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TELEGRAMMI PATMAN-BRESCIA



DOCUMENTI DEL BREVETTO PER MARCHIO D'IMPRESA DI 1° DEPOSITO

avente per titolo "tre cerchi allineati e intersecantisi dei quali i due esterni aperti, ciascuno con una coppia di sfere in corrispondenza dell'apertura"

per contraddistinguere: "dispositivi per la vibrostimolazione di punti energetici specifici per un'azione efficace su disturbi e dolori della testa" Cl. 10

depositato in ITALIA il 05.08.1999 Reg. G N. BS/99/C/000267

Titolare: Sigg. TAVERNA Lucia a Milano, MARINELLI Luciano a Iseo (BS), BERTOLI Henry e BERTOLI Louis a Concesio (BS)

Scadenza deposito all'estero per la rivendicazione della priorità il 05.02.2000

Priorità del deposito in ________ del ________

Durata del brevetto, anni 10 (dieci) rinnovabili

Scadenza del brevetto 05.08.2009

manzoni & manzoni

UFFICIO INTERNAZIONALE BREVETTI

per Invenzioni - Modelli - Marchi - Disegni

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(ITALIA)

P.le Arnaldo, 2 - Tel. 030 48313 - 030 3756265 - E-mail: damanzo@tin.it - Telefax 030 44479

TELEGRAMMI PATMAN-BRESCIA

c.c. Postale 19463256
c. c. Banca Popolare di Novara
c. c. Banca CAB Brescia
C.C.I.A.A. n. 232785
Reg. Soc. Tribunale n. 16169
Part. IVA 01118930179

DOCUMENTI DEL BREVETTO PER BREVETTO INTERNAZIONALE (PCT)

avente per titolo "VIBROSTIMOLATORE PER UN'AZIONE EFFICACE SU DISTURBI E DOLORI DELLA TESTA"

depositato in INTERNAZ. (PCT) il 13/06/2000 Reg. N. PCT/IT00/00242

Titolare: TAVERNA LUCIA, MARINELLI LUCIANO, BERTOLI HENRY, BERTOLI LOUIS

Scadenza deposito all'estero per la rivendicazione della priorità il

Priorità del deposito in del

Durata del brevetto: anni 20

Scadenza del brevetto 13/06/2020

Esteso nei seguenti Paesi: (v. foglio allegato in cartella)



MINISTERO DELLE ATTIVITA' PRODUTTIVE

DIREZIONE GENERALE PER LO SVILUPPO PRODUTTIVO E LA COMPETITIVITA'

UFFICIO ITALIANO BREVETTI E MARCHI

BREVETTO PER INVENZIONE INDUSTRIALE

N. 01310051

Il presente brevetto viene concesso per l'invenzione oggetto della domanda sotto specificata:

num. domanda	anno	C.C.I.A.A.	data pres. domanda	classifica
000076	1999	BRESCIA	30/07/1999	A61H

TITOLARE TAVERNA LUCIA A MILANO
MARINELLI LUCIANO A ISEO (BRESCIA)
BERTOLI HENRY A CONCESIO (BRESCIA)
BERTOLI LOUIS A CONCESIO (BRESCIA)

RAPPR.TE BARBIERI ENRICO

INDIRIZZO MANZONI & MANZONI S. R. L.
PIAZZALE ARNALDO 2
25121 BRESCIA

TITOLO VIBROSTIMOLATORE PER UN'AZIONE EFFICACE SU DISTURBI E DOLORI DELLA TESTA

INVENTORE TAVERNA LUCIA
MARINELLI LUCIANO
BERTOLI HENRY
BERTOLI LOUIS .



Roma, 5 FEBBRAIO 2002

IL DIRIGENTE DELL'UFFICIO G7
F.to ING. RICCARDO COPPO

PER COPIA CONFORME DELL'ORIGINALE

Consegnato il 27 FEB. 2002

L'UFFICIALE ROGANTE
(Dr. Alberto Facchinetti)



Commonwealth
of Australia

Letters patent

Patents Act 1990

No.
781667

STANDARD PATENT

I, Fatima Beattie, Commissioner of Patents, grant a Standard Patent with the following particulars:

Names and Addresses of Patentees:
Lucia Taverna, Via Varesina 55 I-20156 Milano Italy
Luciano Marinelli, Via Roma 10 Trav 12 I-25049 Iseo Italy
Henry Bertoli, Via Valsorda 47/A I-25062 Concesio Italy
Louis Bertoli, Via Valsorda 47/A I-25062 Concesio Italy

Names of Actual Inventors: Lucia Taverna; Luciano Marinelli; Henry Bertoli and Louis Bertoli

Title of Invention: Massage vibrator for the relief of aches and pain

Application Number: 55651/00

Term of Letters Patent: Twenty years from 13 June 2000

Priority Details:

Number	*Date*	*Filed with*
BS99A000076	30 July 1999	ITALY


COMMONWEALTH OF AUSTRALIA
AUSTRALIA

Dated this 22 day of December 2005

F. BEATTIE
COMMISSIONER OF PATENTS

(12) PATENT (11) Application No. AU 200055651 B2
(19) AUSTRALIAN PATENT OFFICE (10) Patent No. 781667

(54) Title
Massage vibrator for the relief of aches and pain

(51)[7] International Patent Classification(s)
A61H 023/02 A61H 039/04

(21) Application No: 200055651 (22) Application Date: 2000.06.13

(87) WIPO No: WO01/08628

(30) Priority Data

(31) Number	(32) Date	(33) Country
BS99A000076	1999.07.30	IT

(43) Publication Date : 2001.02.19
(43) Publication Journal Date : 2001.05.03
(44) Accepted Journal Date : 2005.06.02

(71) Applicant(s)
Lucia Taverna; Luciano Marinelli; Henry Bertoli; Louis Bertoli

(72) Inventor(s)
Lucia Taverna; Luciano Marinelli; Henry Bertoli; Louis Bertoli

(74) Agent/Attorney
Davies Collison Cave,Level 15,1 Nicholson Street,MELBOURNE VIC 3000

(56) Related Art
US 2198872
DE 121171

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P.le Arnaldo, 2 - Tel. 030 48313 - 030 3756265 - E-mail: damanzo@tin.it - Telefax 030 44479

TELEGRAMMI PATMAN-BRESCIA

c.c. Postale 18463256
c. c. Banca Popolare di Novara
c. c. Banca CAB Brescia
C.C.I.A.A. n. 232765
Reg. Soc. Tribunale n. 16169
Part. IVA 01118930179

DOCUMENTI DEL BREVETTO PER BREVETTO INTERNAZIONALE - PCT
N.WO0108628 (DOM.N.PCT/IT00/000242)

avente per titolo

"VIBROSTIMOLARE PER UN' AZIONE EFFICACE SU DISTURBI E DOLORI DELLA TE-STA"

depositato in BRASILE il 13.06.2000 Reg. N.

Titolare: TAVERNA LUCIA-MARINELLI LUCIANO-BERTOLI HENRY-BERTOLI LOUIS

Scadenza deposito all'estero per la rivendicazione della priorità il ====

Priorità del deposito in ITALIA DOM.N.BS99A000076 del 30.07.1999

Durata del brevetto: anni 20 (venti)

Scadenza del brevetto 13.06.2021

92

Protocolo


Número (21)

PCT
Entrada na Fase Nacional

PI0006971-0

depósito / /
(data de depósito)

Ao Instituto Nacional da Propriedade Industrial:

O requerente solicita a entrada na fase nacional para o pedido abaixo especificado:

1. **Depositante (71):**
1.1 Nome e qualificação: **LUCIA TAVERNA** **Industrial**

1.2 CGC/CPF (se houver) :

1.3 Endereço completo: **Via Varesina, 55, I-20156 Milano, Italy**
1.4 Telefone:
FAX:
☒ continua em folha anexa

2. **Natureza:**
☒ Invenção ☐ Modelo de Utilidade

3. **PCT (86):**
Depósito Nº **IT00/00242** **Data: 13/06/2000**

4. **Título da Invenção ou Modelo de Utilidade (54):**

VIBRADOR DE MASSAGEM PARA ALÍVIO DE DOLORIDOS E DOR

☐ continua em folha anexa

5. **Prioridade Unionista (30):** o depositante reivindica a(s) seguinte(s) prioridade(s) de depósito:

(33) País ou organização do primeiro depósito	(32) Número do primeiro depósito (se disponível)	(31) Data do primeiro depósito
IT	BS99A000076	30/07/1999

РЕПУБЛИКА БЪЛГАРИЯ



ПАТЕНТНО ВЕДОМСТВО

ПАТЕНТ

ЗА

ИЗОБРЕТЕНИЕ

№ 63657

Председател:

София

03.09.2002

ПАТЕНТНО ВЕДОМСТВО • РЕПУБЛИКА БЪЛГАРИЯ •

РЕПУБЛИКА БЪЛГАРИЯ

(19) BG (11) 63657 B1

7(51) A 61 H 23/02
A 61 H 39/04



ОПИСАНИЕ КЪМ ПАТЕНТ ЗА ИЗОБРЕТЕНИЕ

ПАТЕНТНО ВЕДОМСТВО

(21) Регистров № 105387
(22) Заявено на 27.03.2001
(24) Начало на действие
на патента от: 13.06.2000

Приоритетни данни:

(31) BS99A000076 (32) 30.07.99 (33) IT

(41) Публикувана заявка в
бюлетин № 12 на 31.12.2001
(45) Отпечатано на 30.08.2002
(46) Публикувано в бюлетин № 8
на 30.08.2002
(56) Информационни източници:
US 5094227

(62) Разделена заявка от рег. №

(73), (72) Патентопритежател(и)
и изобретател(и):
LUCIA TAVERNA
MILANO
LUCIANO MARINELLI
ISEO
HENRY BERTOLI
LOUIS BERTOLI
CONCESIO (IT)

(74) Представител по индустриална
собственост:
Фани Владимирова Божинова,
1000 София, п.k. 728

(86) № и дата на PCT заявка:
PCT/IT00/00242, 13.06.2000

(87) № и дата на PCT публикация:
WO01/08628, 08.02.2001

(54) МАСАЖИРАЩ ВИБРАТОР ЗА ОБЛЕКЧАВАНЕ НА БОЛКИ И ЗАБОЛЯВАНИЯ

(57) Масажиращият вибратор е предназначен за облекчаване на болки с разнообразен произход и заболявания в областта на главата, лицето и тялото чрез стимулиране на енергийните канали и на части от повърхността на тялото. Вибраторът има централно тяло (11), съдържащо вибрационен генератор (16), най-малко една двойка пружинни рамена (14), монтирани към едната страна на централното тяло, и един въздействащ накрайник (15) в края на всяко от рамената (14). Накрайниците (15) се разполагат върху областта, която се стимулира, а вибрациите, генерирани от вибратора, се предават през пружинните рамена (14) към накрайниците (15), за да упражнят масажиращо вибриращо въздействие в определената точка.


13
20
15
14
14
15
11
12

6 претенции, 6 фигури

BG 63657 B1

manzoni & manzoni

UFFICIO INTERNAZIONALE BREVETTI

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25100 BRESCIA

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P.le Arnaldo, 2 - Tel. 030 48313 - 030 3756265 - E-mail: damanzo@tin.it - Telefax 030 44479

TELEGRAMMI PATMAN-BRESCIA

c.c. Postale 19463256
c. c. Banca Popolare di Novara
c. c. Banca CAB Brescia
C.C.I.A.A. n. 232785
Reg. Soc. Tribunale n. 16169
Part. IVA 01118930179

DOCUMENTI DEL BREVETTO PER BREVETTO INTERNAZIONALE - PCT N. WO0108628 (DOM.N.PCT/IT00/000242)

avente per titolo

"VIBROSTIMOLARE PER UN' AZIONE EFFICACE SU DISTURBI E DOLORI DELLA TE-STA"

depositato in CANADA il 13.06.2000 Reg. N.

Titolare: TAVERNA LUCIA-MARINELLI LUCIANO-BERTOLI HENRY-BERTOLI LOUIS

Scadenza deposito all'estero per la rivendicazione della priorità il ====

Priorità del deposito in ITALIA DOM.N.BS99A000076 del 30.07.1999

Durata del brevetto: anni 20 (venti)

Scadenza del brevetto 13.06.2021

du Canada

Un organisme d'Industrie Canada

Office

An Agency of Industry Canada

ROBIC
55 St. Jacques
MONTREAL Québec
H2Y 3X2

Date : 2001/06/04

AVIS D'ENTREE DANS LA PHASE NATIONALE
NOTICE OF NATIONAL ENTRY

N° de demande/Application No. : 2,345,653

Date de dépôt/Filing Date : 2000/06/13

N° de demande PCT/PCT Application No. : PCT/IT00/00242

Votre référence/ Your Reference : 11015-0073

Date de priorité/ Priority Date : Italy (BS99A000076) 1999/07/30

Titre de l'invention/ Title of Invention : MASSAGE VIBRATOR FOR THE RELIEF OF ACHES AND PAIN

Demandeur(s)/Applicant(s) : TAVERNA, LUCIA; MARINELLI, LUCIANO; BERTOLI, HENRY; BERTOLI, LOUIS

Inventeur(s)/Inventor(s) : TAVERNA, LUCIA; MARINELLI, LUCIANO; BERTOLI, HENRY; BERTOLI, LOUIS

Avis spécial

Veuillez noter que la taxe annuelle qui permet de maintenir votre demande en état est applicable tous les ans à compter du 2e anniversaire jusqu'au 20e et vous devez la payer au plus tard à la date d'anniversaire. L'omission de payer cette taxe avant l'expiration du délai fixé résultera en l'abandon de votre demande.

Special Notice

You are reminded that annual fees to maintain your application are needed for each one-year period between the 2nd and 20th anniversaries, and must be paid on or before each anniversary. Failure to pay within the prescribed time limit will lead to abandonment of your application.

Commissaire aux brevets/Commissioner of Patents


Canada


OPIC
CIPC

发明专利证书

证书号　　第171290号

发明名称：用于减轻疼痛的按摩振动器

发明人：卢恰·塔弗纳；卢恰诺·马里内利；亨利·贝尔托利
路易斯·贝尔托利

专利号：ZL 00 8 01573.2　　　国际专利主分类号：A61H 23/02

专利申请日：2000年6月13日

专利权人：卢恰·塔弗纳；卢恰诺·马里内利
亨利·贝尔托利；路易斯·贝尔托利

授权公告日：2004年9月8日

本发明经过本局依照中华人民共和国专利法进行审查，决定授予专利权，颁发本证书并在专利登记簿上予以登记。专利权自授权公告之日起生效。

本专利的专利期限为二十年，自申请日起算。专利权人应当依照专利法及其实施细则规定缴纳年费。缴纳本专利年费的期限是每年06月13日前一个月内，未按照规定缴纳年费的，专利权自应当缴纳年费期满之日起终止。

专利证书记载专利权登记时的法律状况。专利权的转让、继承、撤销、无效、终止和专利权人的姓名、国籍、地址变更等事项记载在专利登记簿上。

专利号

局长 王景川


中华人民共和国国家知识产权局
2004

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TELEGRAMMI PATMAN-BRESCIA

c.c. Postale 19463258
c. c. Banca Popolare di Novara
c. c. Banca CAB Brescia
C.C.I.A.A. n. 232785
Reg. Soc. Tribunale n. 16169
Part. IVA 01118930170

DOCUMENTI DEL BREVETTO PER BREVETTO INTERNAZIONALE - PCT N.WO0108628 (DOM.N.PCT/IT00/000242)

avente per titolo

"VIBROSTIMOLARE PER UN'AZIONE EFFICACE SU DISTURBI E DOLORI DELLA TESTA"

depositato in CROAZIA il 13.06.2000 Reg. .... N. ....

Titolare: TAVERNA LUCIA-MARINELLI LUCIANO-BERTOLI HENRY-BERTOLI LOUIS

Scadenza deposito all'estero per la rivendicazione della priorità il ===

Priorità del deposito in ITALIA DOM.N.BS99A000076 del 30.07.1999

Durata del brevetto: anni 20 (venti)

Scadenza del brevetto 13.06.2021

CPZ CENTAR ZA PATENTE d.d.
HR-10000 ZAGREB, Kutinska 2, HRVATSKA (CROATIA)

Telefon: (+385 1) 2330-510
2312-213
Telefax: (+385 1) 2330-510

DJELATNOST - USLUGE:
- zaštita industrijskog vlasništva
- zastupanje i posredovanje
- ekonomske
- tehnološke
- konzaltanske
- organizacijske
- organiziranje simpozija, izložbi i slično

MANZONI & MANZONI S.R.L.
PIAZZALE ARNALDO, 2
25121 BRESCIA
ITALY

YOUR REF.: 6773/7 *OUR REF.: 01-0704/DŠ* *NO.: 3541*

Zagreb, 25. 05. 2001.

RE: New Patent Application in Croatia based on PCT/IT00/00242
Applicants and Inventors: TAVERNA Lucia, MARINELLI Luciano, BERTOLI Henry, BERTOLI Louis

Dear Sirs,

Referring to your order-letter of March 23, 2001, herewith we inform you, that we have filed the new patent application at the Croatian Intellectual Property Office, and we are sending you the following filing report:

Applicant:	*TAVERNA LUCIA, MARINELLI LUCIANO, BERTOLI HENRY, BERTOLI LOUIS*
Classification No.:	*381-03/01-011/0242*
Filing No.:	*P20010242A*
Filing date:	*March 30, 2001.*
Priority:	*IT - July 30, 1999 ; PCT - June 13, 2000.*

We kindly send you the following certified documents enclosed: official filing receipt, filing certificate, two official receipts for late filings, Croatian patent specification as filed, and our debit-note.

With best regards.

Encl.
- *official filing receipt* x
- *filing certificate* x
- *official receipt* x
- *official receipt* x
- *specification in Croatian* x
- *debit-note* x

Yours very truly
CPZ - ZAGREB

Manager:
Mladen Balabović, dipl. ing.

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TELEGRAMMI PATMAN-BRESCIA

c.c. Postale 19463256
c. c. Banca Popolare di Novara
c. c. Banca CAB Brescia
C.C.I.A.A. n. 232785
Reg. Soc. Tribunale n. 18169
Part. IVA 01118930179

DOCUMENTI DEL BREVETTO PER BREVETTO INTERNAZIONALE - PCT N.WO0108628 (DOM.N.PCT/IT00/000242)

avente per titolo

"VIBROSTIMOLARE PER UN'AZIONE EFFICACE SU DISTURBI E DOLORI DELLA TESTA"

depositato in GIAPPONE il 13.06.2000 Reg. N.

Titolare: TAVERNA LUCIA-MARINELLI LUCIANO-BERTOLI HENRY-BERTOLI LOUIS

Scadenza deposito all'estero per la rivendicazione della priorità il ===

Priorità del deposito in ITALIA DOM.N.BS99A000076 del 30.07.1999

Durata del brevetto: anni 20 (venti)

Scadenza del brevetto 13.06.2021

SAEGUSA INTERNATIONAL PATENT OFFICE

SAEGUSA INTERNATIONAL PATENT OFFICE
KITAHAMA TNK BUILDING
7-1, Dosho-machi 1-chome, Chuo-ku,
Osaka-shi, OSAKA 541-0045, JAPAN
TELEPHONE: (06) 6203-0941
FACSIMILE: (06) 6222-1068
E-mail: saegusa@po.sphere.ne.jp

Hachiro SAEGUSA (1908-75)
Attorneys
Eiji SAEGUSA
Hiromichi KAKEHI
Takeshi OHARA
Hiroshi NAKAGAWA
Yasumitsu TACHI
Kenji SAITO
Atsushi FUJII
Hitoshi SEKI
Mutsuko NAKANO
Tomoko IWAI
Shinichi MASHIMO
Iichiro YAMADA
Eiko TADA

April 18, 2001

MANZONI & MANZONI s.r.l.
Ufficio Internazionale Brevetti
Piazzale Arnaldo, 2
25121 Brescia, Italy

Dear Sirs:

Re: National Phase Entry of PCT/IT00/00242 in Japan
in the name of TAVERNA, Lucia, et al.
Your Ref: 6773/12 Our Ref: 2001032

With regard to the above-mentioned application, enclosed please find two photocopies of the Official Filing Receipt indicating the national entry date and filing number as follows:

National Entry Date: March 30, 2001
Filing Number: 2001-513361

You will be kept promptly informed of the further progress of this application.

Yours very truly,
SAEGUSA INTERNATIONAL PATENT OFFICE

Kunio Matsumoto

KM/ct
Encl. two photocopies of the Official Filing Receipt

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TELEGRAMMI PATMAN-BRESCIA

c.c. Postale 19403256
c. c. Banca Popolare di Novara
c. c. Banca CAB Brescia
C.C.I.A.A. n. 232785
Reg. Soc. Tribunale n. 16169
Part. IVA 01118930170

DOCUMENTI DEL BREVETTO PER BREVETTO INTERNAZIONALE - PCT N.WO0108628 (DOM.N.PCT/IT00/000242)

avente per titolo

"VIBROSTIMOLARE PER UN'AZIONE EFFICACE SU DISTURBI E DOLORI DELLA TESTA"

depositato in INDIA il 13.06.2000 Reg. N.

Titolare: TAVERNA LUCIA-MARINELLI LUCIANO-BERTOLI HENRY-BERTOLI LOUIS

Scadenza deposito all'estero per la rivendicazione della priorità il ——

Priorità del deposito in ITALIA DOM.N.BS99A000076 del 30.07.1999

Durata del brevetto: anni 20 (venti)

Scadenza del brevetto 13.06.2021

PCT NATIONAL PHASE

GOVERNMENT OF INDIA
THE PATENT OFFICE
NIZAM PALACE
2nd M.S.O. BUILDING, 5th, 6th & 7th FLOOR
234/4, ACHARYA JAGADISH BOSE ROAD,
CALCUTTA-700020, INDIA

Gram: 'PATENTS'
CALCUTTA

Telephone : (91)(33)247 4401, 247 4402
247 4403.
Fax No. : (91)(33) 247 3851, 240 1353.

NO: IN/PCT/2001/00337

Dated : 27.03.2001

To,

L. S. Davar & Co.
Calcutta

Sir,

Receipt of application for Patent titled as " Message - - - - - Point " for entering the Indian National Phase under Chapter-I/II from Application No. PCT/IT00/00242 filed ... filed by you on behalf of your client along with

- [X] Complete Specification
- [X] Drawings
- [ ] Priority document in language other than English
- [ ] Priority document in English/ Hindi
- [ ] Copy of Request Form PCT/RO/101
- [ ] Requisite Fee ~~Rs. 5,000~~/ Rs. 1,500.
- [ ] Abstract

acknowledge herewith.

The application for Patent number allotted for the same is:

Application Number	Date of Receipt
IN/PCT/2001/00337	26.03.2001

Yours faithfully,

(N.K. Gupta)
ASSISTANT CONTROLLER OF PATENTS & DESIGNS

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TELEGRAMMI PATMAN-BRESCIA

c.c. Postale 19463256
c. c. Banca Popolare di Novara
c. c. Banca CAB Brescia
C.C.I.A.A. n. 232785
Reg. Soc. Tribunale n. 16169
Part. IVA 01118930179

DOCUMENTI DEL BREVETTO PER BREVETTO INTERNAZIONALE - PCT N.WO0108628 (DOM.N.PCT/IT00/000242)

avente per titolo

"VIBROSTIMOLARE PER UN'AZIONE EFFICACE SU DISTURBI E DOLORI DELLA TESTA"

depositato in INDONESIA il 13.06.2000 Reg. ______ N. ______

Titolare: TAVERNA LUCIA-MARINELLI LUCIANO-BERTOLI HENRY-BERTOLI LOUIS

Scadenza deposito all'estero per la rivendicazione della priorità il ===

Priorità del deposito in ITALIA DOM.N.BS99A000076 del 30.07.1999

Durata del brevetto: anni 20 (venti)

Scadenza del brevetto 13.06.2021

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TELEGRAMMI PATMAN-BRESCIA

c.c. Postale 19463258
c. c. Banca Popolare di Novara
c. c. Banca CAB Brescia
C.C.I.A.A. n. 232785
Reg. Soc. Tribunale n. 16169
Part. IVA 01118930179

DOCUMENTI DEL BREVETTO PER BREVETTO INTERNAZIONALE - PCT
N. WO0108628 (DOM.N.PCT/IT00/000242)

avente per titolo

"VIBROSTIMOLARE PER UN'AZIONE EFFICACE SU DISTURBI E DOLORI DELLA TE-STA"

depositato in IUGOSLAVIA il 13.06.2000 Reg. .... N. ....

Titolare: TAVERNA LUCIA-MARINELLI LUCIANO-BERTOLI HENRY-BERTOLI LOUIS

Scadenza deposito all'estero per la rivendicazione della priorità il ---

Priorità del deposito in ITALIA DOM.N.BS99A000076 del 30.07.1999

Durata del brevetto: anni 20 (venti)

Scadenza del brevetto 13.06.2021

PATENT AND TRADE MARK AGENCY
VOJISLAV MIHAILOVIĆ
HILENDARSKA 5
YU 11000 BEOGRAD, YUGOSLAVIA/SERBIA

EL. 3221-288 (00381-11)
AX 3229-274 & 458-993

E-MAIL: ptmamih@EUnet.yu
CABLES: HILENDAR

TTORNEYS-AT-LAW:
ojislav Mihailović
irko Andjelić
inja Andjelić
edrag Pecija
ilica Avramović

ECRETARY:
ina Ulcpič

CONSULTANT:
Radomir Mihailović

PATENT ENGINEERS:
LJ.Zivlaković B.Sc.(E.Eng.)
J.Marković B.Sc.(Chem.Eng.)
D.Dupar B.Sc.(M.Eng.)

MANZONI & MANZONI S.r.l.
Ufficio internazionale brevetti
Piazzale Amaldo, 2
I-25121 B r e s c i a

our ref.: 6773/25 Our ref.: 6.722YU Date: April 6, 2001

e: Patent Application in YUGOSLAVIA No. P-235/2001
TAVERNA LUCIA, MARINELLI LUCIANO, BERTOLI HENRY, BERTOLI LOUIS

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TELEGRAMMI PATMAN-BRESCIA

c.c. Postale 19463256
c. c. Banca Popolare di Novara
c. c. Banca CAB Brescia
C.C.I.A.A. n. 232785
Reg. Soc. Tribunale n. 16160
Part. IVA 01118930179

DOCUMENTI DEL BREVETTO PER BREVETTO INTERNAZIONALE - PCT N.WO0108628 (DOM.N.PCT/IT00/000242)

avente per titolo

"VIBROSTIMOLARE PER UN'AZIONE EFFICACE SU DISTURBI E DOLORI DELLA TESTA"

depositato in MAROCCO il 13.06.2000 Reg. .... N. ....

Titolare: TAVERNA LUCIA-MARINELLI LUCIANO-BERTOLI HENRY-BERTOLI LOUIS

Scadenza deposito all'estero per la rivendicazione della priorità il ——

Priorità del deposito in ITALIA DOM.N.BS99A000076 del 30.07.1999

Durata del brevetto: anni 20 (venti)

Scadenza del brevetto 13.06.2021

MINISTERE DE L'INDUSTRIE
DU COMMERCE ET DE L'ARTISANAT

DEPARTEMENT COMMERCE ET INDUSTRIE

OFFICE MAROCAIN DE LA PROPRIETE INDUSTRIELLE

PROCES VERBAL DE DEPOT D'UNE DEMANDE DE BREVET D'INVENTION N° 26158

Le 29/03/2001 à 14:16, a comparu devant nous, CABINET CHARDY// 22, Rue Youssef Ben Tachfine, RABAT agissant comme mandataire de :

TAVERNA Lucia // Via Varesina, 55, I-20156, Milano // Italie
MARINELLI Luciano // Via Roma, 10, Trav-12, I-25049 Iseo // Italie
BERTOLI Henry // Via Valsorda, 47/A, I-25062 Concesio // Italie
BERTOLI, Louis, // Via Valsorda, 47/A, I-25062 Concesio // Italie

qui nous a produit un récépissé de versement à la caisse du régisseur comptable de l'Office Marocain de la Propriété Industrielle N° 244/11-2000 / en date du 29/03/2001, d'une somme de et nous a déclaré vouloir prendre un brevet d'invention pour une demande ayant pour objet :

« VIBROMASSEUR POUR LE SOULAGEMENT DES MAUX ET DE LA DOULEUR. »

déposée en tant que demande internationale selon le PCT :

Pays	Date	N°
Italie	**13/06/2000**	**PCT/IT00/00242**

Avec revendication de priorité :

Pays	Date	N°
Italie	**30/07/1999**	**BS99A000076**

Inventeurs :
TAVERNA Lucia
MARINELLI Luciano
BERTOLI Henry
BERTOLI, Louis

Ce dépôt est constitué par :
* Formulaire de dépôt de brevet
* (2) Mémoires descriptifs de 7 pages
* (2) Planches de dessins de 3
* Pouvoir du mandataire
* Récépissé de versement de la taxe
* Timbre de quittance

Duquel dépôt nous avons dressé le présent procès-verbal que CABINET CHARDY a signé avec nous.

Signature du déposant

Casablanca, le 26/06/2001
Le Directeur de l'Office Marocain
de la Propriété Industrielle

Signé : AZIZ BOUAZZAOUI

* Demande de brevet ...

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TELEGRAMMI PATMAN-BRESCIA

c.c. Postale 19463256
c. c. Banca Popolare di Novara
c. c. Banca CAB Brescia
C.C.I.A.A. n. 232785
Reg. Soc. Tribunale n. 16169
Part. IVA 01118930179

DOCUMENTI DEL BREVETTO PER BREVETTO INTERNAZIONALE - PCT N.WO0108628 (DOM.N.PCT/IT00/000242)

avente per titolo:

"VIBROSTIMOLARE PER UN'AZIONE EFFICACE SU DISTURBI E DOLORI DELLA TESTA"

depositato in MESSICO il 13.06.2000 Reg. ______ N. ______

Titolare: TAVERNA LUCIA-MARINELLI LUCIANO-BERTOLI HENRY-BERTOLI LOUIS

Scadenza deposito all'estero per la rivendicazione della priorità il ______

Priorità del deposito in ITALIA DOM.N.BS99A000076 del 30.07.1999

Durata del brevetto: anni 20 (venti)

Scadenza del brevetto 13.06.2021

Industrial

PCT FASE NACIONAL (*SIL*)

[X] Solicitud de Patente
[ ] Solicitud de Registro de Modelo de Utilidad
[ ] Solicitud de Registro de Diseño Industrial
[ ] Modelo [ ] Dibujo

Uso exclusivo Delegaciones y Subdelegaciones de la SECOFI y Oficinas Regionales del IMPI

Sello

Folio de entrada

Fecha y hora de recepción

Uso exclusivo del IMPI

PA/a/2001/003272

No. de folio de entrada

Fecha y hora de presentación

Antes de llenar la forma lea las consideraciones generales al reverso

I DATOS DEL (DE LOS) SOLICITANTE(S)

El solicitante es el inventor(*) [X] El solicitante es el causahabiente [ ]

1) Nombre (s): 1) LUCIA TAVERNA 2) LUCIANO MARINELLI 3) HENRY BERTOLI 4) LOUIS BERTOLI

2) Nacionalidad (es): Todos de Nacionalidad Italiana

3) Domicilio; calle, número, colonia y código postal: 1) Via Varesina 55, I-20156 2) Via Roma 10, Trav. 12, I-25049 3) Via Valsorda 47/A, I-25062 4) Via Valsorda 47/A, I-25062

Población, Estado y País: 1) Milano, Italia 2) Iseo, Italia 3 y 4) Concesio, Italia

(*) Debe llenar el siguiente recuadro 4) Teléfono (clave): 5) Fax (clave):

II DATOS DEL (DE LOS) INVENTOR(ES)

6) Nombre (s):

7) Nacionalidad (es):

8) Domicilio; calle, número, colonia y código postal:

Población, Estado y País:

9) Teléfono (clave): 10) Fax (clave):

III DATOS DEL (DE LOS) APODERADO (S)

11) Nombre (s): LIC. JOSE B. DUMONT Y/O LIC. ALEJANDRO GARDEA SANCHEZ Y/O LIC. MIGUEL IZCAPA TREVIÑO Y/O LIC. GEORGINA IZCAPA TREVIÑO Y/O ING. FRANCISCO GARCIA GALLEGOS Y/O NORA SILVIA CARMONA ROJAS Y/O LIC. ROBERTO DURAN GONZALEZ Y/O PABLO PELLAT SPITALIER

12) R G P:

13) Domicilio; calle, número, colonia y código postal: Versalles 44 – 2° Piso, Col. Juárez, C.P. 06600

Población, Estado y País: México, D.F., MEXICO 14) Teléfono (clave): 015 5525 7200 15) Fax (clave): 015 5525 7276

16) Personas Autorizadas: Francisco de la Cabada Gallegos y/o Hector Melgoza Rendón

17) Denominación o Título de la Invención:

VIBRADOR PARA DAR MASAJES A FIN DE ALIVIAR DOLORES Y MALESTAR

18) Fecha de divulgación previa: Día Mes Año

19) Clasificación Internacional: uso exclusivo del IMPI

20) Divisional de la solicitud: Número Figura jurídica

21) Fecha de presentación: Día Mes Año

22) Prioridad Reclamada:

País	Día	Mes	Año	No. de serie
ITALIA	30	Julio	1999	BS99A000076
ITALIA (Sol. Internacional)	13	Junio	2000	PCT/IT00/00242

Lista de verificación (uso interno)

[X] Comprobante de pago de la tarifa
[X] Descripción y reivindicación (es) de la invención
[X] Dibujo (s) en su caso
[X] Resumen de la descripción de la invención
[ ] Documento que acredita la personalidad del apoderado
[ ] Documento de cesión de derechos
[ ] Constancia de depósito de material biológico
[ ] Documento (s) comprobatorio(s) de divulgación previa
[ ] Documento (s) de prioridad
[ ] Traducción

Bajo protesta de decir verdad, manifiesto que los datos asentados en esta solicitud son ciertos.

**ANEXOS

Ing. Francisco García Gallegos
Nombre y firma del solicitante o su apoderado

México, D.F., a 29 de marzo del 2001
Lugar y fecha

Instituto Mexicano de la Propiedad Industrial

TÍTULO DE PATENTE NO. 232187

Titular(es): LUCIA TAVERNA; LUCIANO MARINELLI; HENRY BERTOLI; LOUIS BERTOLI

Domicilio(s): Via Varesina 55, I-20156, Milano, ITALIA

Denominación: VIBRADOR DE MASAJES PARA ALIVIAR DOLORES Y MALESTAR.

Clasificación: Int.Cl.7: A61H23/02; A61H39/04

Inventor(es): LUCIA TAVERNA; LUCIANO MARINELLI; HENRY BERTOLI; LOUIS BERTOLI

SOLICITUD

Número:	Fecha de presentación internacional:
PA/a/2001/003272	13 de Junio de 2000

PRIORIDAD

País:	Fecha:	Número:
IT	30 de julio de 1999	BS99A000076

ESTA PATENTE CONCEDE A SU TITULAR EL DERECHO EXCLUSIVO DE EXPLOTACIÓN DEL INVENTO RECLAMADO EN EL CAPÍTULO REIVINDICATORIO Y TIENE UNA VIGENCIA IMPRORROGABLE DE VEINTE AÑOS CONTADOS A PARTIR DE LA FECHA DE PRESENTACIÓN INTERNACIONAL DE LA SOLICITUD.



Fecha de expedición: 15 de noviembre de 2005

EL DIRECTOR DIVISIONAL DE PATENTES

QUÍM. FABIÁN R. SALAZAR GARCÍA





KONGERIKET NORGE
The Kingdom of Norway

Patent nr.: 319700
Patent No.

I henhold til patentloven av 15 desember 1967 er Deres patent meddelt med opplysninger som angitt i vedheftet patentskrift.

This is to certify that the Norwegian Patent Office, in accordance with the Patents Act No. 9 of 15 December 1967, has granted a patent for the enclosed invention

Jørgen Smith
direktør


PATENTSTYRET®
Styret for det industrielle rettsvern

Registreringsbrev
Certificate of Registration



NORGE

(12) PATENT

(19) NO (11) 319700 (13) B1

(51) Int Cl[7] A 61 H 23/02, 39/04

Patentstyret

(21)	Søknadsnr	20011594	(86)	Int.inng.dag og søknadsnr	2000.06.13 PCT/IT00/00242
(22)	Inng.dag	2001.03.29	(85)	Videreføringsdag	2001.03.29
(24)	Løpedag	2000.06.13	(30)	Prioritet	1999.07.30, IT, BS99A000076
(41)	Alm.tilgj.	2001.05.15			
(45)	Meddelt	2005.09.05			

(73)	Innehaver	Lucia Taverna, Via Varesina, 55, I-20156 Milano, IT Luciano Marinelli, Via Roma, 10, Trav 12, I-25049 Iseo, IT Henry Bertoli, Via Valsorda, 47/A, I-25062 Concesio, IT Louis Bertoli, Via Valsorda, 47/A, I-25062 Concesio, IT
(72)	Oppfinner	Lucia Taverna, Via Varesina, 55, I-20156 Milano, IT Luciano Marinelli, Via Roma, 10, Trav 12, I-25049 Iseo, IT Henry Bertoli, Via Valsorda, 47/A, I-25062 Concesio, IT Louis Bertoli, Via Valsorda, 47/A, I-25062 Concesio, IT
(74)	Fullmektig	Tandbergs Patentkontor AS, Postboks 7085 Majorstua, 0306 OSLO, NO

(54)	Benevnelse	**Massasjevibrator for lindring av smerter og lidelser**
(56)	Anførte publikasjoner	DE-C 121171, NL-A 9300507, US-A 2198872, GB-A 2244432, US-A 4920956
(57)	Sammendrag	

En massasjevibrator for lindring av forskjellige smerter og lidelser i hodet, ansiktet og kroppen ved hjelp av stimulering av energikanaler og deler av kroppens overflate. Vibratoren har et sentralt legeme (11) som omslutter en vibrasjonsgenerator (16), minst ett par av fjærende armer (14) på en del av det sentrale legeme, og et aktivt endehode (15) ved enden av hver av de nevnte armer. Endehodene på hvert par av armer anbringes på det område som skal stimuleres, og vibrasjonene som frembringes av vibratoren, overføres via de fjærende armer til endehodene (15) for å utøve en masserende vibrasjonsvirkning på det ønskede sted.



13
20
15
14
14
15
11
12


Intellectual Property Office
of New Zealand

LETTERS PATENT

Number 510784

ELIZABETH THE SECOND, by the Grace of God Queen of New Zealand and Her Other Realms and Territories, Head of the Commonwealth, Defender of the Faith; To all to whom these presents shall come, Greeting:

WHEREAS pursuant to the Patents Act 1953 an application has been made for a patent of an invention for

Massage vibrator for the relief of aches and pain

(more particularly described in the complete specification relating to the application)

AND WHEREAS

LUCIA TAVERNA, Via Varesina, 55, I-20156 Milan, Italy
LUCIANO MARINELLI, Via Roma, 10, Trav. 12, I-25049 Isco, Italy
HENRY BERTOLI, Via Valsorda, 47/A, I-25062 Concesio, Italy
LOUIS BERTOLI, Via Valsorda, 47/A, I-25062 Concesio, Italy

(hereinafter together with his or their successors and assigns or any of them called "the patentee") is entitled to be registered as the proprietor of the patent hereinafter granted:

Address for service: P L BERRY & ASSOCIATES, A.E.G Building, 61 Cambridge Terrace, Christchurch 1, New Zealand

NOW, THEREFORE, We by these letters patent give and grant to the patentee our special licence, full power, sole privilege, and authority, that the patentee by himself, his agents, or licensees and no others, may subject to the provisions of any statute or regulation for the time being in force make, use, exercise and vend the said invention within New Zealand and its dependencies during a term of twenty years from 13 June 2000 and that the patentee shall have and enjoy the whole profit and advantage from time to time accruing by reason of the said invention during the said term:

AND WE strictly command all our subjects whomsoever within New Zealand and its dependencies that they do not at any time during said term either directly or indirectly make use of or put into practice the said invention, nor in any way imitate the said invention without the consent, licence, or agreement of the patentee in writing under his hand, on pain of incurring such penalties as are prescribed by law and of being answerable to the patentee according to law for his damages thereby occasioned:

PROVIDED ALWAYS:

(1) That these letters patent shall determine and become void if the patentee does not from time to time pay the renewal fees prescribed by law in respect of the patent:

(2) That these letters patent are revocable on any of the grounds prescribed by the Patents Act 1953 as grounds for revoking letters patent:

(3) That nothing in these letters patent shall prevent the granting of licences in the manner in which and for the considerations on which they may by law be granted:

(4) That these letters patent shall be construed in the most beneficial sense for the advantage of the patentee.

IN WITNESS whereof We have caused these letters patent to be signed and sealed on 29 March 2004 with effect from 13 June 2000.

COMMISSIONER OF PATENTS, TRADEMARKS & DESIGNS — NEW ZEALAND

Neville Harris

Neville Harris
Commissioner of Patents, Trade Marks and Designs

manzoni & manzoni

UFFICIO INTERNAZIONALE BREVETTI

per Invenzioni - Modelli - Marchi - Disegni

25100 BRESCIA

(ITALIA)

P.le Arnaldo, 2 - Tel. 030 48313 - 030 3756265 - E-mail: damanzo@tin.it - Telefax 030 44479

TELEGRAMMI PATMAN-BRESCIA

c.c. Postale 19483256
c. c. Banca Popolare di Novara
c. c. Banca CAB Brescia
C.C.I.A.A. n. 232785
Reg. Soc. Tribunale n. 16169
Part. IVA 01118930170

DOCUMENTI DEL BREVETTO PER BREVETTO INTERNAZIONALE - PCT N.WO0108628 (DOM.N.PCT/IT00/000242)

avente per titolo

"VIBROSTIMOLARE PER UN AZIONE EFFICACE SU DISTURBI E DOLORI DELLA TESTA"

depositato in POLONIA il 13.06.2000 Reg. .... N. ....

Titolare: TAVERNA LUCIA-MARINELLI LUCIANO-BERTOLI HENRY-BERTOLI LOUIS

Scadenza deposito all'estero per la rivendicazione della priorità il ===

Priorità del deposito in ITALIA DOM.N.BS99A000076 del 30.07.1999

Durata del brevetto: anni 20 (venti)

Scadenza del brevetto 13.06.2021

Warszawa, dnia 2001.04.17

URZĄD PATENTOWY RP

Departament Zgłoszeń

AL. Niepodległości 188
00-950 WARSZAWA
skr. poczt. 203

Wasz znak OK-I-78/48591

P-347039
Kowal Elżbieta POLSERVICE Sp. z o.o.
ul. Chałubińskiego 8
WARSZAWA

POLSERVICE Sp. z o.o.
Biuro OWP Warszawa
Wpłynęło 2001-04-18
L.p. ....
Skierowano OK-I-78

POTWIERDZENIE

Urząd Patentowy RP stwierdza, że dokonane zostało dnia 2000.06.13
Kowal Elżbieta POLSERVICE Sp. z o.o.

oznaczone numerem P. 347039 PCT/IT00/00242

zgłoszenie w sprawie uzyskania PATENTU na projekt wynalazczy pt.:
Urządzenie wibrująco masujące, stosowane zwłaszcza dla łagodzenia bólu

Zgłoszenia dokonały (./li):
Taverna Lucia, Milano IT
Marinelli Luciano, Iseo IT
Bertoli Henry, Concesio IT
Bertoli Louis, Concesio IT

WEZWANIE

(dotyczy osób, które nie uiściły opłaty
za zgłoszenie lub uiściły ją w niepełnej wysokości)

Na podstawie §22 ust.3 zarządzenia Prezesa Urzędu Patentowego RP z dnia 23 marca 1993 r. w sprawie ochrony wynalazków i wzorów użytkowych (Monitor Polski Nr 18, poz. 179) Urząd Patentowy RP wzywa do uiszczenia opłaty za zgłoszenie w wysokości 420,- *)zł powiększonej o opłatę 25,-*)zł za każdą stronę ponad 20 stron opisu, zastrzeżeń i rysunków w terminie jednego miesiąca od dnia doręczenia niniejszego wezwania. W razie nieuiszczenia opłaty, zgłoszenie zostanie uznane za wycofane, a postępowanie umorzone.

*) wg tabeli opłat zawartej w załączniku do rozporządzenia Rady Ministrów z dnia 1 lipca 1999r., zmieniającego rozporządzenie w sprawie postępowania spornego i odwoławczego oraz opłat związanych z ochroną wynalazków i wzorów użytkowych /Dz.U. Nr 60 z 1999 r. poz.637/.

Pouczenie

Za każde zgłoszenie należy uiścić oddzielną opłatę.
Tabela opłat : Dziennik Ustaw Nr 60 z 1999 r. poz.637
Rachunek Urzędu Patentowego RP: NBP Oddz. Okręgowy Warszawa Nr 10101010-2583-223-1.
Na dowodzie wpłaty należy podać NUMER ZGŁOSZENIA oraz TYTUŁ wynalazku.
Podstawą do dokonania opłaty jest niniejszy dokument - Urząd nie wystawia rachunków (faktur).

Wykaz dokumentów nadesłanych

Podanie 1
Opis 3
Zastrzeżenia 3
Rysunki .... 3 kompl.
Skrót opisu 3
Pełnomocnictwo .... —
Pierwszeństwo .... nie
....

manzoni & manzoni

UFFICIO INTERNAZIONALE BREVETTI

per Invenzioni - Modelli - Marchi - Disegni

25100 BRESCIA
(ITALIA)

P.le Arnaldo, 2 - Tel. 030 48313 - 030 3756265 - E-mail: damanzo@tin.it - Telefax 030 44479

TELEGRAMMI PATMAN-BRESCIA

c.c. Postale 19463258
c. c. Banca Popolare di Novara
c. c. Banca CAB Brescia
C.C.I.A.A. n. 232785
Reg. Soc. Tribunale n. 16169
Part. IVA 01118930179

DOCUMENTI DEL BREVETTO PER BREVETTO INTERNAZIONALE - PCT N.WO0108628 (DOM.N.PCT/IT00/000242)

avente per titolo

"VIBROSTIMOLARE PER UN' AZIONE EFFICACE SU DISTURBI E DOLORI DELLA TESTA"

depositato in SUD KOREA il 13.06.2000 Reg. N.

Titolare: TAVERNA LUCIA-MARINELLI LUCIANO-BERTOLI HENRY-BERTOLI LOUIS

Scadenza deposito all'estero per la rivendicazione della priorità il ===

Priorità del deposito in ITALIA DOM.N.BS99A000076 del 30.07.1999

Durata del brevetto: anni 20 (venti)

Scadenza del brevetto 13.06.2021

K. H. HWANG & CO.

International
Patents & Trade Marks
KWANG HWA MUN P. O. BOX 367
SEOUL 110-603, KOREA

FAX: (02) 3482-1 4 9 5
(02) 3482-0 1 1 7
TEL: (02) 3481-7 6 8 8
(02) 3481-1 8 8 1
E-mail: hwangpat@orgio.net

7th Floor, Yoohwa Bldg.
1305-2, Seocho-2-Dong
Seocho-Ku, Seoul 137-072
Korea

AIR MAIL/REGISTERED

April 25, 2001

Messrs.
Manzoni & Manzoni s.r.l.
Piazzale Arnaldo, 2
25121 Brescia
Italy

Your Ref.: 6773/13
Our Ref.: 10-010326

With reference to your instructions of March 23, 2001, relating to filing a patent application(s) in this country, we have prepared and filed the application(s) under the following particulars:

Application(s) For	PATENT in Korea of Int'l Application No. PCT/IT2000/00242
Country	Korea
Applicant(s)	TAVERNA Lucia, MARINELLI Luciano, BERTOLI Henry and BERTOLI Louis
Filing Date	March 26, 2001
Application No(s).	7,003,852/2001
Title of the Invention Goods and Class(es).	MASSAGE VIBRATOR FOR THE RELIEF OF ACHES AND PAIN
Priority	claimed from IT Patent Appln. No. BS99A000076/1999

manzoni & manzoni

UFFICIO INTERNAZIONALE BREVETTI

per Invenzioni - Modelli - Marchi - Disegni

25100 BRESCIA
(ITALIA)

P.le Arnaldo, 2 - Tel. 030 48313 - 030 3756265 - E-mail: damanzo@tin.it - Telefax 030 44479
TELEGRAMMI PATMAN-BRESCIA

c.c. Postale 19483256
c. c. Banca Popolare di Novara
c. c. Banco CAB Brescia
C.C.I.A.A. n. 232785
Reg. Soc. Tribunale n. 16169
Part. IVA 01118930179

DOCUMENTI DEL BREVETTO PER BREVETTO INTERNAZIONALE - PCT N.WO0108628 (DOM.N.PCT/IT00/000242)

avente per titolo

"VIBROSTIMOLARE PER UN'AZIONE EFFICACE SU DISTURBI E DOLORI DELLA TESTA"

depositato in REP.CEKA il 13.06.2000 Reg. N.

Titolare: TAVERNA LUCIA-MARINELLI LUCIANO-BERTOLI HENRY-BERTOLI LOUIS

Scadenza deposito all'estero per la rivendicazione della priorità il ===

Priorità del deposito in ITALIA DOM.N.BS99A000076 del 30.07.1999

Durata del brevetto: anni 20 (venti)

Scadenza del brevetto 13.06.2021

CERMAK, HOREJS, MYSLIL - LAW AND PATENT OFFICES
NÁRODNÍ 32 , 110 00 PRAHA 1 , CZECH REPUBLIC
Tel.: 96167401, 96167 501 - Fax: 00420224946724 - E-mail: intelprop@apk.cz - Internet: www.apk.cz

YOUR REF.: 6773/6
OUR REF. : 01-1243-01-Ce

Prague, July 04, 2001

Manzoni & Manzoni
Ufficio Internazionale Brevetti
Piazzale Arnaldo, 2
25 121 Brescia
Italy

Re. : Patent Application PV 2001-1116
Czech Republic

Dear Sirs,

According to your order letter of March 23,2001 the above mentioned Patent Application
has been filed on March 27, 2001
under No PV 2001-1116
in the name Taverna, 2) Marinelli, 3) Bertoli, 4) Bertoli
The following priority has been claimed : July 30,1999 - BS99A000076 Italy
June13,2000 - PCT/IT00/00242

REPUBLIC OF SOUTH AFRICA



REPUBLIEK VAN SUID-AFRIKA

PATENTS ACT, 1978

CERTIFICATE

In accordance with section 44 (1) of the Patents Act, No. 57 of 1978, it is hereby certified that

TAVERNA, Lucia; MARINELLI, Luciano; BERTOLI, Henry, and BERTOLI, Louis

has been granted a patent in respect of an invention described and claimed in complete specification deposited at the Patent Office under the number

2001/2557

A copy of the complete specification is annexed, together with the relevant Form P2.

In testimony thereof, the seal of the Patent Office has been affixed at Pretoria with effect from the **25th** day of **September 2002**

....

Registrar of Patents

REPUBLIC OF SOUTH AFRICA	REGISTER OF PATENTS	PATENTS ACT, 1978

OFFICIAL APPLICATION NO.			LODGING DATE: PROVISIONAL		ACCEPTANCE DATE	
22	01	20012557	22		47	28.8.2002
INTERNATIONAL CLASSIFICATION			LODGING DATE: COMPLETE		GRANTED DATE	
	A61H			28 March 2001		2002-09-25

FULL NAME(S) OF APPLICANT(S)/PATENTEE(S)

71

TAVERNA, Lucia;
MARINELLI, Luciano;
BERTOLI, Henry; and
BERTOLI, Louis

APPLICANTS SUBSTITUTED:	DATE REGISTERED
71	

ASSIGNEE(S)	DATE REGISTERED
71	

FULL NAME(S) OF INVENTOR(S)

72

TAVERNA, Lucia
BERTOLI, Henry
MARINELLI, Luciano
BERTOLI, Louis

PRIORITY CLAIMED BY PCT INTERNATIONAL APPLICATION PCT/IT00/00242 FILED 13 June 2000 (WO 01/08628)	COUNTRY		NUMBER		DATE	
N.B. Use International Abbreviation for country (See Schedule 4)	33	IT	31	BS99A000076	32	30 July 1999

TITLE OF INVENTION

54

Massage vibrator for the relief of aches and pain

ADDRESS OF APPLICANT(S)/PATENTEE(S)

Via Varesina, 55, I-20156 Milano, Italy;
Via Roma, 10, Trav. 12, I-25049 Iseo, Italy;
Via Valsorda, 47/A, I-25062 Concesio, Italy; and
Via Valsorda, 47/A, I-25062 Concesio, Italy

ADDRESS FOR SERVICE	A & A REF:
74 ADAMS & ADAMS, Pretoria	143410

PATENT OF ADDITION TO NO.	DATE OF ANY CHANGE
61	
FRESH APPLICATION BASED ON	DATE OF ANY CHANGE

RUSSIAN FEDERATION

RUSSIAN AGENCY FOR PATENTS AND TRADEMARKS

PATENT

FOR INVENTION
№ 2246925

A MASSAGE VIBRATOR AND A METHOD FOR THE RELIEF OF ACHES AND PAIN

Patent holder: ***Taverna Lucia (IT), Marinelli Luciano (IT), Bertoli Henri (IT), Bertoli Louis (IT)***

Inventor: ***Taverna Lucia (IT), Marinelli Luciano (IT), Bertoli Henri (IT), Bertoli Louis (IT)***

Application No.:**2001108545**
Invention's priority: **July 30, 1999**
Recorded in the State Register of Inventions of the Russian Federation on **February 27, 2005**
The expiation date of a patent is **June 13, 2020**

The head of the Federal Agency for Intellectual Property, Patents and Trademarks

B.P. Simonov

РОССИЙСКАЯ ФЕДЕРАЦИЯ

(19) RU (11) 2 246 925 (13) C2

(51) МПК7 A 61 H 23/02



ФЕДЕРАЛЬНАЯ СЛУЖБА
ПО ИНТЕЛЛЕКТУАЛЬНОЙ СОБСТВЕННОСТИ,
ПАТЕНТАМ И ТОВАРНЫМ ЗНАКАМ

(12) ОПИСАНИЕ ИЗОБРЕТЕНИЯ К ПАТЕНТУ

(21), (22) Заявка: 2001108545/14, 13.06.2000

(24) Дата начала действия патента: 13.06.2000

(30) Приоритет: 30.07.1999 IT BS99A000076

(43) Дата публикации заявки: 10.02.2003

(45) Опубликовано: 27.02.2005 Бюл. № 6

(56) Список документов, цитированных в отчете о поиске: US 3623641 A, 30.11.1971. US 5094227 A, 10.03.1992. RU 2077310 C1, 20.07.1997.

(85) Дата перевода заявки PCT на национальную фазу: 03.05.2001

(86) Заявка PCT:
IT 00/00242 (13.06.2000)

(87) Публикация PCT:
WO 01/086228 (08.02.2001)

Адрес для переписки:
127006, Москва, ул. Долгоруковская, 7, Садовая Плаза, 11 этаж, фирма "Бейкер и Макензи", для Е.А.Ариовича, пат.пов. В.П.Зылю

(72) Автор(ы):
Таверна Лючия (IT),
Маринелли Лучано (IT),
Бертоли Генри (IT),
Бертоли Луис (IT)

(73) Патентообладатель(ли):
Таверна Лючия (IT),
Маринелли Лучано (IT),
Бертоли Генри (IT),
Бертоли Луис (IT)

RU 2246925 C2

RU 2246925 C2

(54) МАССАЖНЫЙ ВИБРАТОР И СПОСОБ ДЛЯ СНЯТИЯ ТУПЫХ БОЛЕЙ И БОЛЕЗНЕННЫХ ОЩУЩЕНИЙ

(57) Реферат:

Изобретение относится к области медицинской техники и может быть использовано для снятия различных тупых болей и болезненных ощущений в области головы, лица и тела с помощью стимуляции энергетических каналов и участков поверхности тела. Массажный вибратор для эффективного снятия тупых болей и болезненных ощущений в области головы, лица и тела посредством прямой стимуляции энергетических каналов и других точек на поверхности тела содержит вибрационный генератор, размещенный в корпусе к которому с одной стороны жестко присоединена одним из концов, по меньшей мере, одна пара пружинящих рычагов, каждый из которых имеет изогнутую, относительно оси симметрии форму, а другие концы упомянутых пружинящих рычагов жестко соединены с активной зажимной головкой. Зажимные головки прикладывают к точкам, которые подвергаться стимуляции. Технический результат - возможность проводить вибрацию специфических точек без прерывания. 2 н. и 3 з.п. ф-лы, 8 ил.

РОССИЙСКАЯ ФЕДЕРАЦИЯ



ПАТЕНТ

НА ИЗОБРЕТЕНИЕ

№ 2246925

МАССАЖНЫЙ ВИБРАТОР И СПОСОБ ДЛЯ СНЯТИЯ ТУПЫХ БОЛЕЙ И БОЛЕЗНЕННЫХ ОЩУЩЕНИЙ

Патентообладатель(ли): *Таверна Лючия (IT), Маринелли Лучано (IT), Бертоли Генри (IT), Бертоли Луис (IT)*

Автор(ы): *Таверна Лючия (IT), Маринелли Лучано (IT), Бертоли Генри (IT), Бертоли Луис (IT)*

Заявка № 2001108545

Приоритет изобретения 30 июля 1999 г.



Зарегистрировано в Государственном реестре изобретений Российской Федерации *27 февраля 2005 г.*

Срок действия патента истекает 13 июня 2020 г.



Руководитель Федеральной службы по интеллектуальной собственности, патентам и товарным знакам

Б.П. Симонов

THE REGISTRY OF PATENTS
SINGAPORE

THE PATENTS ACT
(CHAPTER 221)

CERTIFICATE OF GRANT OF PATENT

In accordance with section 35 of the Patents Act, it is hereby certified that a patent having the P-No. 79867 [WO 01/08628] has been granted in respect of an invention having the following particulars:

Title	:	MASSAGE VIBRATOR FOR THE RELIEF OF ACHES AND PAIN
Application Number	:	200101820-9
Date of Filing	:	13 June 2000
Priority Data	:	30 July 1999 - PATENT APPLICATION NO. BS99A000076 (ITALY)
Name of Inventor(s)	:	TAVERNA, LUICA ; MARINELLI, LUCIANO ; BERTOLI, HENRY ; BERTOLI, LOUIS
Name(s) and Address(es) of Proprietor(s) of Patent	:	BERTOLI, HENRY VIA VALSORDA, 47/A I-25062 CONCESIO ITALY ; BERTOLI, LOUIS VIA VALSORDA, 47/A I-25062 CONCESIO ITALY ; MARINELLI, LUCIANO VIA ROMA, 10, TRAV.12, I-25049 ISEO ITALY ; TAVERNA, LUCIA VIA VARESINA, 55, I-20156 MILANO ITALY
Date of Grant	:	30 January 2004

Dated this 30th day of January 2004.

Liew Woon Yin (Ms)
Registrar of Patents,
Singapore.



(12) INTERNATIONAL APPLICATION PUBLISHED UNDER THE PATENT COOPERATION TREATY (PCT)

(19) World Intellectual Property Organization
International Bureau



(43) International Publication Date
8 February 2001 (08.02.2001)

PCT

(10) International Publication Number
WO 01/08628 A1

(51) International Patent Classification[7]: A61H 23/02, 39/04

(21) International Application Number: PCT/IT00/00242

(22) International Filing Date: 13 June 2000 (13.06.2000)

(25) Filing Language: English

(26) Publication Language: English

(30) Priority Data:
BS99A000076 30 July 1999 (30.07.1999) IT

(71) Applicants and
(72) Inventors: TAVERNA, Lucia [IT/IT]; Via Varesina, 55, I-20156 Milano (IT). MARINELLI, Luciano [IT/IT]; Via Roma, 10, Trav. 12, I-25049 Iseo (IT). BERTOLI, Henry [IT/IT]; Via Valsorda, 47/A, I-25062 Concesio (IT). BERTOLI, Louis [IT/IT]; Via Valsorda, 47/A, I-25062 Concesio (IT).

(74) Agent: MANZONI, Alessandro; Ufficio Internazionale Brevetti, P.le Arnaldo, 2, I-25121 Brescia (IT).

(81) Designated States *(national)*: AE, AL, AM, AT, AU, AZ, BA, BB, BG, BR, BY, CA, CH, CN, CR, CU, CZ, DE, DK, DM, EE, ES, FI, GB, GD, GE, GH, GM, HR, HU, ID, IL, IN, IS, JP, KE, KG, KP, KR, KZ, LC, LK, LR, LS, LT, LU, LV, MA, MD, MG, MK, MN, MW, MX, NO, NZ, PL, PT, RO, RU, SD, SE, SG, SI, SK, SL, TJ, TM, TR, TT, TZ, UA, UG, US, UZ, VN, YU, ZA, ZW.

(84) Designated States *(regional)*: ARIPO patent (GH, GM, KE, LS, MW, MZ, SD, SL, SZ, TZ, UG, ZW), Eurasian patent (AM, AZ, BY, KG, KZ, MD, RU, TJ, TM), European patent (AT, BE, CH, CY, DE, DK, ES, FI, FR, GB, GR, IE, IT, LU, MC, NL, PT, SE), OAPI patent (BF, BJ, CF, CG, CI, CM, GA, GN, GW, ML, MR, NE, SN, TD, TG).

Published:
— *With international search report.*

For two-letter codes and other abbreviations, refer to the "Guidance Notes on Codes and Abbreviations" appearing at the beginning of each regular issue of the PCT Gazette.



(54) Title: MASSAGE VIBRATOR FOR THE RELIEF OF ACHES AND PAIN


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WO 01/08628 A1

(57) Abstract: This invention concerns a massage vibrator for the relief of various aches and pains in the head, face and body by means of stimulating energy channels and parts of the body surface. It has a central body (11), enclosing a vibration generator (16), at least one pair of springy arms (14) on one part of the central body and an active terminal head (15) at the end of each of these said arms. The terminal heads of each pair of arms are applied to the area to be stimulated and the vibrations produced by the vibrator are transmitted, through the springy arms, to the terminal heads (15) in order to exercise a massaging vibratory action at the point desired.


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Reg. Soc. Tribunale n. 16169
Part. IVA 01118930179

DOCUMENTI DEL BREVETTO PER BREVETTO INTERNAZIONALE - PCT N.WO0108628 (DOM.N.PCT/IT00/000242)

avente per titolo

"VIBROSTIMOLARE PER UN'AZIONE EFFICACE SU DISTURBI E DOLORI DELLA TESTA"

depositato in SLOVACCHIA il 13.06.2000 Reg. .... N. ....

Titolare: TAVERNA LUCIA-MARINELLI LUCIANO-BERTOLI HENRY-BERTOLI LOUIS

Scadenza deposito all'estero per la rivendicazione della priorità il ===

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FFICIO INTERNAZIONALE BREVETTI **manzoni & manzoni** DAL 1944

ing. ORAZIO MANZONI - Diplomato all'estero
rito industriale - Consulente tecnico del Tribunale
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mail : damanzo@tin.it
lefax : 030/44479 (Gr. II - III Automatic)
pitale Sociale : L. 89.000.000 int. vers.
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rtita IVA : 01118930179
C. Postale : 19463256
ble adresse : PATENTMAN - Brescia
C. Banca Popolare Novara : Brescia
C. Banco di Brescia S.p.A. : Brescia - Agenzia N. 37

01 - S - Ce
(a Č?)

BUSOVA, URSINYOVA, BUSO
Tobrucka 6
811 02 BRATISLAVA
Slovak Republic

rif. Ns. rif. 6773/21 (da citare nella risposta) li, March 23, 2001

getto: PCT International Publication N. WO 01/08628
International application N. PCT/IT00/00242
In the name of TAVERNA Lucia, MARINELLI Luciano, BERTOLI Henry, BERTOLI Louis

URGENTE

Please take the necessary steps to file the national phase of the enclosed PCT, in your Country, not lather than 30.03.2001

We enclose:

- copy of application (request)
- copy of pubblication
- copy of search report
- power of attorney (*)

Yours faithfully.

p. MANZONI & MANZONI

ACKNOWLEDGED

ČERMÁK • HOŘEJŠ • MYSLIL

DATE 27 March 2001
Our Ref. [illegible]
By /

The application was filed on March 29, 2001 under No. PV 0457-2001 S.

Regards

Nov. 19, 2001

Advokátní a patentová kancelář
Čermák Hořejš Myslil
110 00 Praha 1 Národní 32


The
United
States
of
America

The Director of the United States Patent and Trademark Office

Has received an application for a patent for a new and useful invention. The title and description of the invention are enclosed. The requirements of law have been complied with, and it has been determined that a patent on the invention shall be granted under the law.

Therefore, this

United States Patent

Grants to the person(s) having title to this patent the right to exclude others from making, using, offering for sale, or selling the invention throughout the United States of America or importing the invention into the United States of America for the term set forth below, subject to the payment of maintenance fees as provided by law.

If this application was filed prior to June 8, 1995, the term of this patent is the longer of seventeen years from the date of grant of this patent or twenty years from the earliest effective U.S. filing date of the application, subject to any statutory extension.

If this application was filed on or after June 8, 1995, the term of this patent is twenty years from the U.S. filing date, subject to any statutory extension. If the application contains a specific reference to an earlier filed application or applications under 35 U.S.C. 120, 121 or 365(c), the term of the patent is twenty years from the date on which the earliest application was filed, subject to any statutory extensions.

Jon W. Dudas

Acting Director of the United States Patent and Trademark Office

US006685660B1

(12) **United States Patent**
Taverna et al.

(10) Patent No.: **US 6,685,660 B1**
(45) Date of Patent: **Feb. 3, 2004**

(54) **MASSAGE VIBRATOR FOR THE RELIEF OF ACHES AND PAIN**

(76) Inventors: **Lucia Taverna**, Via Varesina, 55, I-20156, Milan (IT); **Luciano Marinelli**, Via Roma, 10, Trav. 12, I-25049, Iseo (IT); **Henry Bertoli**, Via Valsorda, 47/A, I-52062, Concesio (IT); **Louis Bertoli**, Via Valsorda, 47/A, I-25062, Concesio (IT)

(*) Notice: Subject to any disclaimer, the term of this patent is extended or adjusted under 35 U.S.C. 154(b) by 22 days.

(21) Appl. No.: **09/806,599**

(22) Filed: **Aug. 2, 2001**

(30) **Foreign Application Priority Data**

Jul. 30, 1999 (IT) BS99A0076

(51) **Int. Cl.**[7] **A61H 1/00**

(52) **U.S. Cl.** **601/81**; 601/46; 601/133; 606/204

(58) **Field of Search** 601/46, 48, 67–73, 601/78, 80–83, 89, 93–95, 133, 134, 135; 606/204

(56) **References Cited**

U.S. PATENT DOCUMENTS

1,577,924 A	*	3/1926	Matchett	601/103
2,688,960 A	*	9/1954	Fischer	601/71
5,018,511 A	*	5/1991	Yokoi	601/84
5,413,551 A	*	5/1995	Wu	601/46
5,519,292 A	*	5/1996	Taylor et al.	318/114
5,967,784 A	*	10/1999	Powers	433/229
6,158,439 A	*	12/2000	Streetman	128/898
6,174,298 B1	*	1/2001	Quinn et al.	601/137

* cited by examiner

Primary Examiner—Nicholas D. Lucchesi
Assistant Examiner—Victor Hwang
(74) *Attorney, Agent, or Firm*—McGlew and Tuttle, P.C.

(57) **ABSTRACT**

This invention concerns a massage vibrator for the relief of various aches and pains in the head, face and body by means of stimulating energy channels and parts of the body surface. It has a central body (11), enclosing a vibration generator (16), at least one pair of springy arms (14) on one part of the central body and an active terminal head (15) at the end of each of these said arms. The terminal heads of each pair of arms are applied to the area to be stimulated and the vibrations produced by the vibrator are transmitted, through the springy arms, to the terminal heads (15) in order to exercise a massaging vibratory action at the point desired.

14 Claims, 3 Drawing Sheets


13
20
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14
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15
11
12



T.C.

TÜRK PATENT ENSTİTÜSÜ

İNCELEMELİ PATENT

No: TR 2001 00914 B

*Bu patent, 551 sayılı Patent Haklarının Korunması Hakkında Kanun Hükmünde Kararname uyarınca **13/06/2000** tarihinden itibaren **20 yıl** süre ile yenilik ve tekniğin bilinen durumunun aşılması konusunda yapılan inceleme sonucunda **incelemeli** olarak verilmiştir.*



Mustafa BARAN
Patent Dairesi Başkanı

Doç. Dr. Yusuf BALCI

Enstitü Başkanı a.



TÜRK PATENT ENSTİTÜSÜ

T.C.
(19) TÜRK PATENT ENSTİTÜSÜ

(10) TR 2001 00914 B

(12) İncelemeli Patent

(21) Başvuru No.
a 2001/00914

(22) Başvuru Tarihi
2000/06/13

(43) Başvuru Yayın Tarihi
2001/08/21

(11) Başvuru Yayın No.
TR 2001 00914 T1

(45) Patentin Veriliş Tarihi
2003/11/21

(51) Buluşun tasnif sınıf(lar)ı
A61H 23/02
A61H 39/04

(30) Rüçhan Bilgileri (32) (33) (31)
1999/07/30 IT BS99A000076

(74) Vekil
MEHMET KAAN DERİCİOĞLU (ANKARA PATENT BÜROSU LTD.ŞTİ.)
Şehit Adem Yavuz Sk., 8/22 06440 Kızılay/ ANKARA

(71) Patent Sahipleri
LUCIA TAVERNA
55, Via Varesina 20156 Milano IT
LUCIANO MARINELLI
10,Via Roma Trav. 12^ 25049 Iseo(Brescia) IT
HENRY BERTOLI
47/A Via Valsorda 25062 Concesio (Brescia) IT
LOUIS BERTOLI
47/A Via Valsorda 25062 Concesio (Brescia) IT

(72) Buluşu Yapanlar
LUCIA TAVERNA
55, Via Varesina 20156 Milano IT
LUCIANO MARINELLI
10,Via Roma Trav. 12^ 25049 Iseo(Brescia) IT
HENRY BERTOLI
47/A Via Valsorda 25062 Concesio (Brescia) IT
LOUIS BERTOLI
47/A Via Valsorda 25062 Concesio (Brescia) IT

(54) Buluş Başlığı

Ağrıların geçirilmesi için masaj vibratörü

(57) Özet

Buluş başta, yüzde ve bedendeki çeşitli ağrı ve sızıların, gövde yüzeyindeki enerji kanal ve bölgelerini uyarmak suretiyle, geçirilmesi için bir masaj vibratörüyle ilgilidir. Vibratörün bir titreşim üretecini (16) içeren bir orta gövdesi (11), bu gövdenin bir kısmı üzeride en az bir çift yaylı kolu (14) ve bahsi geçen kolların (14) her birinin ucunda aktif bir terminal başı (15) vardır. Her bir kol ikilisinin uçlarındaki terminal başları (15) uyarılacak bölgeye uygulanıp vibratör tarafından üretilen titreşimler, yaylı kollar vasıtasıyla söz konusu terminal başlarına (15) iletilerek, seçilen noktada masaj yapan titreşim etkisi sağlanır.

TR 2001 00914 B

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c.c. Postale 19463256
c. c. Banca Popolare di Novara
c. c. Banca CAB Brescia
C.C.I.A.A. n. 232785
Reg. Soc. Tribunale n. 16169
Part. IVA 01118930179

DOCUMENTI DEL BREVETTO PER BREVETTO INTERNAZIONALE - PCT
N. WO0108628 (DOM.N.PCT/IT00/000242)

avente per titolo
"VIBROSTIMOLARE PER UN'AZIONE EFFICACE SU DISTURBI E DOLORI DELLA TESTA"

depositato in UCRAINA il 13.06.2000 Reg. .... N. ....

Titolare: TAVERNA LUCIA-MARINELLI LUCIANO-BERTOLI HENRY-BERTOLI LOUIS

Scadenza deposito all'estero per la rivendicazione della priorità il ===

Priorità del deposito in ITALIA DOM.N.BS99A000076 del 30.07.1999

Durata del brevetto: anni 20 (venti)

Scadenza del brevetto 13.06.2021

ДЕРЖАВНЕ ПАТЕНТНЕ
ВІДОМСТВО УКРАЇНИ

254655 МСП, Київ 53,
Львівська пл., 8



STATE PATENT OFFICE
OF UKRAINE

8, Lvovskaya Square
254655 GSP, Kiev 53

ДОВІДКА

Видана патентному повіреному

ШЛЯХОВЕЦЬКОМУ Олександру

в тому, що від нього Держпатентом України прийняті матеріали фірми

ТАВЕРНА, Луча
МАРІНЕЛЛІ, Лучано
БЕРТОЛІ, Генрі
БЕРТОЛІ, Луіс

для вирішення питання видачі патенту/свідоцтва України

на винахід

ВІБРОМАСАЖЕР ДЛЯ ВГАМУВАННЯ БОЛЮ

За заявкою PCT/IT00/00242

на 11 аркушах

Дата прийняття 30 березня 2001 року

RECEIPT

is hereby given to Patent Attorney

ALEXANDER SHLIAKHOVETSKIJ

that he had filed application documents of

TAVERNA, Lucia
MARINELLI, Luciano
BERTOLI, Henry
BERTOLI, Louis

(name of Applicant)

to the State Patent Office of Ukraine in order to settle the matter of granting Patent/Certificate of Ukraine

to Invention

MASSAGE VIBRATOR FOR THE RELIEF OF ACHES AND PAIN
(the nomination of an Application)

Based on PCT/IT00/00242

in 11 Pages

Filing date March 30, 2001

0 MAP 2001

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TELEGRAMMI PATMAN-BRESCIA

c.c. Postale 19463256
c. c. Banca Popolare di Novara
c. c. Banca CAB Brescia
C.C.I.A.A. n. 232785
Reg. Soc. Tribunale n. 16160
Part. IVA 01118930179

DOCUMENTI DEL BREVETTO PER BREVETTO INTERNAZIONALE - PCT N.WO0108628 (DOM.N.PCT/IT00/000242)

avente per titolo

"VIBROSTIMOLARE PER UN'AZIONE EFFICACE SU DISTURBI E DOLORI DELLA TESTA"

depositato in UNGHERIA il 13.06.2000 Reg. .... N. ....

Titolare: TAVERNA LUCIA-MARINELLI LUCIANO-BERTOLI HENRY-BERTOLI LOUIS

Scadenza deposito all'estero per la rivendicazione della priorità il ====

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S.B.G.&K. PATENT AND LAW OFFICES
PARTNERSHIP OF LAWYERS AND PATENT ATTORNEYS BUDAPEST

Messrs.
Officio Int.Brevetti Manzoni & Manzoni

Budapest, April 10, 2001

Brescia

Our ref.: 72.340/DO/Eff *Your ref.:6773/8* *Your letter:* 23 March 2001

National Application in Hungary based on PCT/IT00/00242

Dear Sirs,

We have the pleasure to inform you that the above identified international patent application entered the Hungarian national phase with the following data:.

Applicant(s):	**Taverna, Marinelli, Bertoli and Bertoli**
Inventor(s):	as listed on the cover page of the corresponding WO publication
International filing date:	**13/6/2000**
Date of entering the national phase in Hungary:	**29/03/2001**
Priority date and number:	**30 July 1999 BS99A00076 IT**
Provisional application number (subject to change at publication):	**PCT/IT00/00242**

	We send you enclosed	*Will follow*
Copies of specification	-	**5**
Abstract of disclosure	-	**5**
Copies of the drawings	-	-
Debit Note	**2**	-
Filing request and Certificate	**1**	-

We thank you very much for the order.

Remarks:

Yours faithfully,

Enclosures: 1 Power of Attorney

to be sent back not later than 29/7/2001

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TELEGRAMMI PATMAN-BRESCIA

c.c. Postale 19463256
c. c. Banco Popolare di Novara
c. c. Banca CAB Brescia
C.C.I.A.A. n. 232785
Reg. Soc. Tribunale n. 16169
Part. IVA 01118930179

DOCUMENTI DEL BREVETTO PER BREVETTO INTERNAZIONALE - PCT N.WO0108628 (DOM.N.PCT/IT00/000242)

avente per titolo

"VIBROSTIMOLARE PER UN'AZIONE EFFICACE SU DISTURBI E DOLORI DELLA TESTA"

depositato in B.EUROPEO il 13.06.2000 Reg. ______ N. ______

Titolare: TAVERNA LUCIA-MARINELLI LUCIANO-BERTOLI HENRY-BERTOLI LOUIS

Scadenza deposito all'estero per la rivendicazione della priorità il ——

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P.B.5818 - Patentlaan 2
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TX 31651 epo nl
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Europäisches Patentamt | European Patent Office | Office européen des brevets

Eingangsstelle | Receiving Section | Section de Dépôt

Manzoni, Alessandro
MANZONI & MANZONI,
UFFICIO INTERNAZIONALE BREVETTI,
P.le Arnaldo 2
25121 Brescia
ITALIE

Datum/Date
13/06/01

Ref./Réf.	Anmeldung Nr./Application No./Demande n°./Patent Nr./Patent No./Brevet n°.
6773/27	00940753.7-2310 / 1117363

Anmelder/Applicant/Demandeur/Patentinhaber/Proprietor/Titulaire
Taverna, Lucia, et al

NOTIFICATION OF EUROPEAN PUBLICATION NUMBER AND INFORMATION ON THE APPLICATION OF ARTICLE 67(3) EPC

The provisional protection under Article 67(1) and (2) EPC in the individual Contracting States becomes effective only when the conditions referred to in Article 67(3) EPC have been fulfilled (for further details, see information brochure of the European Patent Office "National Law relating to the EPC" and additional information in the Official Journal of the European Patent Office).

A request has been made for extension of the patent to
AL LT LV MK RO SI .
See Official Journal 1-2/1994 for further information on provisional protection in AL LT LV MK RO SI .

Pursuant to Article 158(1) EPC the publication under Article 21 PCT of an international application for which the European Patent Office is a designated Office takes the place of the publication of a European patent application.

The bibliographic data of the above-mentioned Euro-PCT application will be published on 25.07.01 in Section I.1 of the European Patent Bulletin.
The European publication number is 1117363.

END

In all future communications to the European Patent Office, please quote the application number plus Directorate number.



RECEIVING SECTION

EPO Form 1219 (02.94)

08/06/01
001